2/9

07020975

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Lung Properties

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

FEB 15 2007

THOMSON FINANCIAL

FILE NO. 82- 03410 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 2/12/07

集團之業務已進入新紀元。
我們以香港為基地，積極進軍
中國內地；並以集團在上海的
成功為契機，在神州大地之黃金
地點發展多項優質物業。

stage. From our base in Hong Kong,
mainland China, building on our
portfolio of properties in prime

公司簡介
Corporate Profile

恒隆地產有限公司於一九四九年成立，是一家具領導地位的地產發展商，在中國內地和香港享有專業的地位。

集團的香港業務包括發展物業供銷售及租賃，龐大物業組合包括住宅、寫字樓及大型商場物業，均以精心策劃及地點優越見稱。

身為香港聯交所上市公司（股份代號：101），恒隆地產為恒生指數成份股，也是香港純粹從事物業發展的三大上市公司之一。

集團早於九十年代初進入中國內地物業市場，當時的首項投資奠定了集團日後在中國內地的業務發展方向。集團的策略是在中國內地主要城市興建最優質的物業。集團現時在上海擁有兩項大型投資物業，包括一個大型購物商場港匯廣場，以及集商場和寫字樓於一身的恒隆廣場。並正以上海的成功經驗為基礎，在天津、瀋陽、濟南和長沙等其他主要城市，發展同類的物業項目。

我們不僅繼續在中國內地擴展業務，亦會在香港本土市場的物業組合內作出投資，矢志成為該兩個市場內最具規模的物業發展商。

Founded in 1949, **Hang Lung Properties Limited** is a top tier property developer in mainland China and Hong Kong, with a recognised commitment to quality.

Our businesses in Hong Kong include property development for sale and lease. Our substantial portfolio includes well-planned residential, office and large-scale commercial developments in prominent locations.

Hang Lung Properties Limited is listed on the Hong Kong Stock Exchange (stock code: 101) and is a constituent stock of the Hang Seng Index. It is one of the top three companies listed in Hong Kong engaged purely in property development.

The Group was an early mover in the mainland China property market, making its first investment in the early 1990s as the first step in a future direction for business expansion. The Group's strategy in mainland China is to develop prime sites in major cities. Our portfolio of investment properties currently comprises two large-scale developments in Shanghai: a large commercial complex The Grand Gateway, and the commercial and office complex Plaza 66. We are now building on our success in Shanghai to develop similar properties in other major cities including Tianjin, Shenyang, Jinan and Changsha.

We will continue not only to expand our presence in mainland China, but to invest in our portfolio in our home market of Hong Kong, with the aim of becoming the most established property developer active in both markets.

財務摘要
Financial Highlights

業績
Results

以港幣百萬元計算	in HK$ million	2006	(重列) (restated) 2005
營業額	**Turnover**		
物業租賃	Property leasing	**2,678**	2,422
物業銷售	Property sales	**1,063**	4,533
營業額總計	**Total turnover**	**3,741**	6,955
股東應佔純利	**Net profit attributable to shareholders**	**4,403**	6,813
股息	**Dividends**	**1,900**	1,843
每股資料	**Per share data**		
盈利	Earnings	**119.2¢**	193.9¢
股息	Dividends		
中期	Interim	**13¢**	13¢
末期	Final	**38¢**	37¢
總計	Total	**51¢**	50¢
資產淨值	Net assets	**$11.9**	$11.2
股東權益	**Shareholders' equity**	**43,246**	40,288
負債率(附註1)	**Gearing ratio (Note 1)**	**9%**	7%
派息比率	**Pay-out ratio**	**43%**	26%

基本業績 (附註2)
Underlying Results (Note 2)

以港幣百萬元計算	in HK$ million	2006	(重列) (restated) 2005
營業額	**Turnover**		
物業租賃	Property leasing	**2,678**	2,422
物業銷售	Property sales	**1,063**	4,533
營業額總計	**Total turnover**	**3,741**	6,955
股東應佔純利	**Net profit attributable to shareholders**	**1,627**	2,516
股息	**Dividends**	**1,900**	1,843
每股資料	**Per share data**		
盈利	Earnings	**44.1¢**	71.6¢
股息	Dividends		
中期	Interim	**13¢**	13¢
末期	Final	**38¢**	37¢
總計	Total	**51¢**	50¢
資產淨值	Net assets	**$12.5**	$11.7
股東權益	**Shareholders' equity**	**45,563**	42,073
負債率(附註1)	**Gearing ratio (Note 1)**	**9%**	7%
派息比率	**Pay-out ratio**	**116%**	70%

附註

1. 負債率為淨債項與股權加淨債項之比較。淨債項指銀行貸款、浮息票據及融資租約承擔，減現金及銀行存款。股權則包括股東權益及少數股東權益。
2. 為加強對本集團營運業績的理解，上述之基本業績均已撇除投資物業之公平值變動及其有關遞延税項的影響。

Notes

1. Gearing ratio represents net debt over equity plus net debt. Net debt represents bank loans, floating rate notes and finance lease obligations, less cash and deposits with banks. Equity comprises shareholders' equity and minority interests.
2. To facilitate better understanding of the Group's operational results, the underlying results are presented by excluding the effect of changes in fair value of investment properties and their related deferred tax.

市值
於六月三十日


$51,871 m
60,000
50,000
40,000
30,000
20,000
10,000
0
百萬元 $ million
02
03
04
05
06

Market Capitalisation
At 30 June

股東總回報
基準日期：一九九七年六月三十日

■ 恒隆地產
□ 恒生地產分類指數


161%
200
150
100
50
0
-50
-100
百分比 %
02
03
04
05
06

Total Shareholders' Return
Base date: 30 June 1997

■ HLP
□ HSI-Properties

租金收入
截至六月三十日止年度

■ 中國內地
□ 香港


$2,678 m
3,000
2,500
2,000
1,500
1,000
500
0
百萬元 $ million
02
03
04
05
06

Rental Income
For years ended 30 June

■ Mainland China
□ Hong Kong

- 股價上升百分之二十一至每股港幣十三元九角，而市值則上升百分之二十三至港幣五百一十八億七千一百萬元
- 物業租賃溢利上升百分之十二，達港幣二十億五千八百七十萬元
- 上海物業租賃溢利上升百分之三十三，達港幣五億五千五百一十萬元，而香港則上升百分之六至港幣十五億零三百六十萬元
- 售出碧海藍天逾三百個單位，每平方呎平均售價為港幣四千八百元
- 每股末期股息增加百分之三，達港幣三角八仙
- 現金流量強勁，負債率低企於百分之九
- 籌組港幣六十億元五年期循環銀團貸款，資金成本創下集團信貸利率的新低
- 投資物業之公平值增加達港幣三十四億三千八百二十萬元

- Share price up 21% to HK$13.90 per share while market capitalisation increased 23% to HK$51,871 million
- Profits from property leasing up 12% to HK$2,058.7 million
- Profits from Shanghai lease properties up 33% to HK$555.1 million while Hong Kong up 6% to HK$1,503.6 million
- Over 300 units of **AquaMarine** sold at an average price of HK$4,800 psf
- Final dividend increased 3% to HK38 cents per share
- Strong cash flow with low 9% gearing ratio
- Five-year syndicated revolving loan of HK$6 billion arranged with a record low cost of funds
- Increase in fair value of investment properties amounted to HK$3,438.2 million

Chairman's Statement

簡單來說，我們的目標是在
二零零五、二零零六和二零零七年
三年內，在多個城市購入土地以興建十至
十二個大型商業項目。每個項目的投資額介乎
港幣二十億元至二十五億元，故集團總投資額達
港幣二百五十億元至三百億元。本人欣然報告，

此計劃已取得重大進展。


上海
長沙
濟南
瀋陽
北京

Simply put, we aim to secure land within the three years of 2005, 2006 and 2007 to build 10 to 12 sizable commercial complexes in several cities. With each project defined as investing HK$2 to $2.5 billion, the total investment would entail HK$25-30 billion. I am pleased to report that

significant progress has been made.


HONG KONG
SHANGHAI
SHENYANG
BEIJING
香港
CHANGSHA

業績及股息

截至二零零六年六月三十日止財政年度之營業額為港幣三十七億四千零六十萬元，減少百分之四十六點二。股東應佔純利為港幣四十四億零二百六十萬元，下跌百分之三十五點四。每股盈利為一元一角九點二仙，較去年度下降百分之三十八點五。倘不計入重估盈餘及有關的遞延稅項，基本純利減少百分之三十五點三，由港幣二十五億一千五百七十萬元減至港幣十六億二千七百萬元；每股基本盈利為四角四點一仙，減少百分之三十八點四。

董事局建議派發末期股息每股三角八仙，較去年度增加百分之二點七。如獲股東批准，全年度每股股息總額將為五角一仙，較上財政年度增加百分之二。

業務回顧

策略性計劃

一年前，本人詳細撰述集團在中國內地擴大投資的原因和策略。簡單來說，我們的目標是在二零零五、二零零六和二零零七年三年內，在多個城市購入土地以興建十至十二個大型商業項目。每個項目的投資額介乎港幣二十億元至二十五億元，故集團總投資額達港幣二百五十億元至三百億元。本人欣然報告，此計劃已取得重大進展。

下列敍述可令股東溫故知新。經過接近兩年的努力，集團於二零零五年一月取得首個上海以外位於天津的項目。正如我們去年所料，集團於二零零五年九月簽約購入第二幅土地。該幅土地位於瀋陽市中街路，其面積達三點五公頃。我們將在該址興建一幢樓高五層、樓面面積近十二萬平方米的購物商場。有關的土地交收應可在今年內辦妥，隨後約需四年時間完成施

Results and Dividend

Turnover for the fiscal year ended 30 June 2006 decreased by 46.2% to HK$3,740.6 million while net profit attributable to shareholders fell by 35.4% to HK$4,402.6 million. Earnings per share was 119.2 cents, representing a drop of 38.5% from the year before. When excluding the revaluation gain and its corresponding deferred tax, the underlying net profit retreated by 35.3% from HK$2,515.7 million to HK$1,627.0 million, and the underlying earnings per share by 38.4% to 44.1 cents.

A final dividend of 38 cents per share is recommended by the Board which is 2.7% higher than last year. If approved, total dividends for the full year will be 51 cents per share, an increase of 2% compared to that of the last fiscal year.

Business Review

Strategic Initiatives

A year ago, I wrote extensively on the reasons for expanding investments in mainland China and the strategy for it. Simply put, we aim to secure land within the three years of 2005, 2006 and 2007 to build 10 to 12 sizable commercial complexes in several cities. With each project defined as investing HK$2 to $2.5 billion, the total investment would entail HK$25-30 billion. I am pleased to report that significant progress has been made.

To refresh shareholders' memory, after almost two years of labor, we landed our first project outside of Shanghai in Tianjin in January 2005. As anticipated last year, we signed up a second piece in September 2005. Situated on Zhongjie Road in Shenyang, we will build on the 3.5 hectare site a five-storey shopping mall of almost 120,000 square meters. Completion will take about 4 years after land possession which should come within this year. Zhongjie Road is said to be the first pedestrian shopping street in the whole of China and is one of the two best existing

工。中街路被譽為全中國首條步行商業街，並為瀋陽市現有的兩大最佳商業區之一。瀋陽市作為工業基地遼寧省的省會，是中國東北地區最大及最富經濟活力的城市。集團在瀋陽市的購物商場，具有宏偉氣派的設計特色，可與集團在天津市的商場和在上海市現有的兩座商場媲美。其總成本約港幣二十五億元，與天津項目相若。

commercial districts in Shenyang. As capital of the highly industrialized Liaoning Province, Shenyang is the biggest and the most economically dynamic city in Northeast China. Our mall design is as spectacular as the one in Tianjin and our two existing ones in Shanghai. Total cost approximates the Tianjin project which is about HK$2.5 billion.

今年一月，我們與山東省濟南市政府，就一幅面積約六公頃的土地訂立初步協議，並於其後成為該幅土地唯一合資格的競投者。這項交易原定於今年七月辦妥土地清理後完成。現時雖然稍有延誤，但我們應可於未來數月內完成交易。

In January this year, we entered into a preliminary agreement with the city of Jinan, capital of Shandong Province, and later became the sole qualified bidder for a piece of land measuring approximately 6 hectares. Completion was originally planned for July once the land is cleared. Despite a minor delay, we should conclude the transaction within the coming few months.

確如所料，這是濟南市內地點最佳的土地之一。我們計劃斥資約港幣二十五億元，在該址興建一幢樓高六層、樓面面積約十五萬平方米的購物商場。濟南市是山東省的商業中心。山東省人口居全國省份第二位，經濟產值亦居全國第二位，是製造業和農業雙強的少數省份之一。

As can be expected, the site is among the best located in the city. A six-storey shopping mall is planned totaling some 150,000 square meters. Total investment is expected to be around HK$2.5 billion. Jinan is the commercial center of this second most populous province. Shandong also has the second highest economic output of all provinces, and is one of the very few that are strong in both manufacturing and agriculture.

其後，在上月一星期內，我們就添置三幅土地達成初步洽商。這並不令人意外，皆因管理層已為每個有關項目投入最少一年時間。當中兩項交易經已公布，其中一項現已完成。第三項交易即將公布。

Then within one week last month, we concluded preliminary negotiations on three more plots. None came as a surprise, for management has been working on each of them for at least a year. Two transactions have been made public and one of the two has since been completed. The third will soon be announced.

該宗完成之交易亦為瀋陽市項目。有關土地位於歷史著名的「斗姆宮」，面積達九點二公頃，是我們迄今在內地購入的最大幅土地。土地成本約為港幣八億七千萬元，以單位價格計算頗為相宜，估計項目總成本約為港幣八十億元。土地位置無與倫比，位於市政府廣場南面，西面為市政府辦公大樓，北面為瀋陽市唯一的高層商業區，東面為瀋陽市之大劇院和音樂廳。

The one concluded is again in Shenyang. Measuring 9.2 hectares, the site which is historically known as 'Doumugong' is the biggest we have so far acquired on the mainland. Land cost is about HK$870 million so unit price is rather favorable. Total project cost is estimated at HK$8 billion. Once again, the location could not be better – it abuts the southern edge of the city's central piazza. To the west of the square is the municipal government's head office; to the north is Shenyang's only cluster of high rise offices; and to the east is the city's theatre and concert hall. Given the size, we can create a multi-purpose complex

鑑於該幅土地面積宏大，我們可興建多用途的綜合項目，包括購物商場、辦公室大樓、酒店及高層豪華寓所，這與集團甚為成功的上海港匯廣場相似。

comprising a shopping mall, office towers, hotels and perhaps a few blocks of high-rise luxury apartments. This is similar to our highly successful The Grand Gateway development in Shanghai.

上月宣布的第二個項目，位於湖南省省會長沙市，涉及的土地必為該城市的黃金地塊之一。待交易完成後，我們便會動工興建一座樓面面積達五十萬平方米的商業物業，包括一座作為中心焦點的購物商場。該幅土地面積約為七公頃，總投資額約為港幣四十億元。

The second project announced last month is in Changsha, capital of Hunan Province. The location must be considered one of the very best in the city. Once the transaction is completed, a commercial complex totaling 500,000 square meters will be constructed and will have as its centerpiece a shopping center. The site is approximately 7 hectares and total investment should be around HK$4 billion.

倘不計入濟南市和長沙市項目，我們現時擁有五個項目：一個位於天津市，另一個位於瀋陽市中街路，加上位於瀋陽市斗姆宮的項目（因投資金額關係故列作三個項目）。倘計入濟南市項目、長沙市「兩個」項目（同樣因投資金額關係）及我們即將公布的項目，集團將擁有九個項目。

Not counting Jinan and Changsha, we now have five projects – one in Tianjin, another on Zhongjie Road in Shenyang, plus Doumugong also in Shenyang which due to its investment size, is counted as three. If we include the one in Jinan, the 'two' (again by virtue of the dollar amount) in Changsha and the soon to be announced project, we will have nine.

正如本人過往撰述，挑選城市是重要決定之一，也是集團未來數十年能否成為贏家或大贏家的關鍵所在。經過小心考慮，我們決定專注於較為少數的城市。我們的目標仍然是擁有十二個位於上海以外的項目，但並不局限於一個城市只有一個項目，而是在八個或九個城市擁有合共十二個項目。

As I have previously written, city selection is one of the critical decisions that will determine whether we will in the coming decades win or win big. Upon careful consideration, we have decided to concentrate on fewer cities. Still targeting about twelve projects outside of Shanghai, we will put them in 8 or 9 cities instead of strictly one per city.

基本原因是從實際方面考慮。國內房地產業甚為注重關係，而鑑於條例法規常有不明確之處，管理層必須與市領導人緊密合作，方能澄清有關條文。這在購置土地前及項目開發時皆屬實情，更何況與政府各層商討各項繁瑣問題，確需大量時間和精力。因此，倘我們確定某城市的經濟日益蓬勃，便有理由在當地進行超過一個項目。上海市和瀋陽市便是兩個好例子。

The reason is primarily a pragmatic one. Our industry on the mainland is highly relationship-intensive. Rules and regulations are at times unclear and management has to work closely with municipal leaders to clarify them. This is true before land purchase as well as during the developmental process. Negotiations with different levels of government on all too many issues take an enormous amount of time and effort. So if we determine that a city is economically vibrant, then it makes sense to do multiple projects. Shanghai and Shenyang are two such cases.

購物商場將續為我們的基本產品，辦公室大樓、酒店及豪宅大樓可作為購物商場的輔助物業。這些與上海港匯廣場相似的大型項目，通常會分期發展，並往往由購物商場牽頭，待市場成熟時才興建其餘物業。以本人所見，這屬於土地儲備的安排。我們約於一九九四年及一九九五年動工興建上海兩個項目，當時整個上海市幾乎全無甲級寫字樓物業。其後，市場情況顯著改變。待我們首幢辦公室大樓落成時，租情已甚為熾熱，租金亦甚為可觀。本人預期，某些城市會有類似的發展情況，但我們倘要在這些城市取得在上海的同樣成果，也許不切實際。然而，其他城市今天的地價，遠低於我們約十三年前為上海恒隆廣場和港匯廣場所支付的地價。

去年，本人詳細撰述集團在內地擴展的原因和策略理念。藉此機會，本人解釋集團如何落實有關計劃。當我們決定專注商業租賃物業並以購物商場為重點產品後，下一個重要決定是挑選城市。

中國經濟開放始於香港和上海之間的華南沿海地區。這些城市許多均已頗為繁盛，故集團決定在上海作出首兩個內地項目實屬正確。正如本人去年所述，除香港以外，上海和北京仍是中國最富經濟活力的城市。然而，現時要在這兩個大都會找到大型黃金地塊，幾乎是沒有可能的事；涉及的土地清理亦極為困難。至於所謂高地價，在本人之憂慮中排名榜末。部份人士對此也許感到意外，但觀乎該等城市的急速增長，今天的高價明天來看便會顯得便宜。

Shopping centers will remain our primary product type. We may supplement them with office towers, hotels and luxury residential blocks. Similar to The Grand Gateway in Shanghai, such large developments are typically phased. Almost always a mall will be built first and the rest later as the market matures. It is, I suppose, a way of land banking. When we started constructing the two Shanghai projects around 1994 and 1995, there were almost no class-A offices in the entire city. The situation has obviously changed. By the time our first tower was completed, it was renting briskly and at attractive rates. I anticipate a similar course of development in certain cities although reaping the same bonanza as we did in Shanghai is perhaps unrealistic. Land prices today in the other cities are, however, much less than those we had paid for Plaza 66 and The Grand Gateway in Shanghai some thirteen years ago.

Last year I wrote extensively on why we decided to expand in the mainland and our strategy in general terms; here I will devote space to how we execute. After deciding on the type of products to specialize in, namely commercial complexes for rent centering on a shopping mall, the next critical decision is city selection.

China's economic opening started along the southern coast between *Hong Kong and* Shanghai. Many of those cities are already rather prosperous and our locating the first two mainland projects in Shanghai was altogether a correct decision. As noted last year, outside of Hong Kong, Shanghai and Beijing are still the most economically vibrant cities in China. However it is now almost impossible to find top located large tracts in these metropolises. Site clearance is also extremely difficult. Perhaps surprising to some, the least of my worries is the apparent high prices – what seems expensive today will look cheap tomorrow given these cities' extraordinary growth.

因此，前往其他沿海城市，是我們別無他法的選擇。集團即將公布簽訂初步協議，對方便是這些城市之一。管理層會在類似城市物色更多項目。

Consequently, we have little choice but to go to other coastal locations. The preliminary agreement signed with the city that will be announced soon is one of them. Your management will search for more projects in similar municipalities.

天津市是坐擁中國最大海港的沿海城市之一，也是中央政府近期大力推動發展的環渤海地區（環渤海）的經濟中心。珠江三角洲（珠三角）和長江三角洲（長三角）已有頗大的發展，但環渤海仍然遠遠落後，其人均收入不足珠三角或長三角的一半，因此環渤海必須急步趕上。觀乎北京對此矢志力行，天津市無疑會大福受惠。

A coastal city that has one of the country's biggest seaports is Tianjin. It is also the geographic center of the Bohai Economic Rim (BER) which the central government has of late strongly promoted. With the Pearl River Delta (PRD) and Yangtze River Delta (YRD) already rather developed, BER which has an average per capita income less than half of the other two areas must catch up. Beijing is apparently determined to do exactly that and Tianjin will no doubt greatly benefit.

在這方面，近期一則新聞值得留意。中國國務院剛發出文件，就相距略多於一百公里的北京市和天津市兩大都會的定位，作出了明確的劃分。北京市將繼續是國際城市兼政治文化中心，而天津市按計劃將成為「華北經濟中心」。明顯地，這項決定的背後有實際的考慮，例如天津市的海港設施及北京市棘手的交通擠塞問題等。鑑於北京市現有的汽車數目是上海或香港的三倍以上，並正以驚人的速度增長，把政治和經濟稍作分工，確是審慎的做法。這亦證明，我們較早時進軍天津市場，是明智的決定。

In this regard, a recent news item deserves special mention. The State Council of China has issued a paper specifically defining the relative positioning of Beijing and Tianjin, two megalopolises a little over 100 kilometers apart. Whereas the capital will continue to be an international city which is also a political and cultural center, Tianjin alone is planned to become the 'economic center of the North.' There are obviously practical considerations behind this decision such as the ports in Tianjin and intractable traffic congestion in Beijing. With more than three times as many automobiles in the capital as in either Shanghai or Hong Kong and growing at an alarming rate, certain separation of political and economic functions becomes prudent. This validates our earlier decision to enter the Tianjin market.

東北是中央政府熱切開發的另一個地區。東北區天然資源豐富，歷來是中國主要的製造業中心，但自七十年代起陷入困境。隨著中國約二十五年前開放，東北區的情況有所好轉，但因欠缺中央政府支持，故仍落後於珠三角和長三角，例如其外國直接投資便遠較上述兩地為少。數年前，中央政府開始強調「振興東北老工業基地」，這口號現已舉國皆知。毫無疑問，東北區的經濟中心是瀋陽，其後為哈爾濱、大連和長春。

Another region which the government is keen to develop is the Northeast. Rich in natural resources and historically the country's foremost manufacturing center, it has fallen on hard times since the 1970's. Although things have picked up somewhat after the country opened up some 25 years ago, it lacked central government support and lagged behind the PRD and later the YRD. Foreign direct investment for example fell far behind those two areas. A few years ago, the central government began to promote 'Revive the Old Industrial Base of the Northeast,' a slogan now known to all in the country. The economic center of the region is undoubtedly Shenyang followed by Harbin, Dalian and Changchun.

瀋陽擁有可觀的消費力，這也許令人感到意外。我們通過分析慶幸地得知，按每個面積單位的奢侈品銷售額計算，某些瀋陽商舖確可取得較上海或北京商舖為高的銷售額。誠然，這些商舖在東北區數目較少，但華南地區收入快速增長的勢頭，現已開始在瀋陽等東北城市掀起；再者，華北人民歷來均較願意傾囊消費。因此，我們相信集團應在瀋陽市發展，故購入中街路和斗姆宮兩個項目。我們亦正研究區內其他城市的發展機會。

中國領導人早已認識到，必須收窄沿海地區和內陸城市的財富差距。鄧小平先生作為「中國改革開放的總設計師」，主張先讓部份中國人富起來，但他的總著眼點是提升全中國十三億人民的生活水平。經過二十年集中在沿海地區的經濟開放後，中國於九十年代後期開始進行西部大開發。一九九七年，重慶市獲准擴大管治領域，並成為中央政府的省級直轄市。二零零零年，四川省省會成都市舉辦首屆「中國西部論壇」，本人為開幕講者之一。一年後，該論壇移師陝西省省會西安市舉行。北京對有關城市的選擇，清楚說明西部大開發的主力重點。

我們研究這些城市多年，往返次數多不勝數。迄今我們在該區仍未成事，但本人抱有希望，總有開花結果之時。集團現時亦正在區內，探討兩三個令我們感興趣的城市。

最後，華中以南六個人口稠密的省份，包括：山西省、河南省、湖北省、湖南省、安徽省和江西省，總人口超過三億五千萬人，其經濟落後情況亦與西部大同小異。毫無疑問，中央政府很快便會把注意力轉往該區。區內有少數城市具有經濟活力，我們現正專注於三個城市，其中包括長沙市。

Confirmation of Shenyang's consumption power came somewhat as a surprise. Both fortuitously as well as through research, we have learned that sales of luxury goods per unit of shop space can actually be higher than those in Shanghai or Beijing. Of course there are less of these outlets in the Northeast but fast income growth prevalent in the South has begun to take place in cities like Shenyang. Moreover, historically people from the North are far more willing to spend whatever money they may have. As such, we are convinced that we should be there, hence the two projects of Zhongjie Road and Doumugong. We are also studying other cities in the region.

Chinese leaders have long recognized the need to close the wealth gap between the coast and the inland. While advocating that some Chinese must get rich first, Mr. Deng Xiaoping as the master architect of the country's economic reforms sought to raise the standard of living for all 1.3 billion citizens. After 20 years of economic opening mostly along the coast, the late 1990's saw the beginning of efforts to develop the Great West. In 1997 Chongqing was enlarged and given provincial status, reporting directly to the central government. In 2000, the first Western Forum of China was held in Chengdu, capital of Sichuan Province and I was one of the opening speakers. A year later, the event moved to Xian, capital of Shaanxi Province. These choices of cities by Beijing speak clearly of the foci of the push to develop the West.

We have been studying these cities for years and countless trips have been made. So far we have not succeeded but I am hopeful that something may yet open up. There are two or three other interesting cities in the region which we are also exploring.

Finally, the densely populated six provinces in South Central China – Shanxi, Henan, Hubei, Hunan, Anhui and Jiangxi with a total population of over 350 million – have been left behind economically not unlike the Great West. The central government will no doubt sooner than later turn its attention to this region. There are a few economically vibrant cities and we are working on three including Changsha.

無論在那一個城市，關鍵問題在於：如何令本集團成為當地政府首選的外資土地購置者？在這方面，集團確實擁有一些獨特的競爭優勢。

首先，我們在上海持有兩項宏大奪目、極其成功的發展項目—上海恒隆廣場和港匯廣場。它們是集團最佳的市場推廣工具。環顧全中國，市政府領導人難以找到其他發展商，其項目質量（包括設計、管理及盈利）可與集團之上海項目看齊。大部份市長均希望，我們能為當地城市創造同類項目。

其次，集團的項目設計全屬宏偉壯觀。本人由始至終堅信，中國值得擁有最好的物業。在中國內地興建物業，不應按內地今天的人均收入或當時的美學觀念為依歸，這個信念在集團九十年代發展的上海項目已彰顯。當時人們對這些項目感到驚訝，如今他們完全理解並讚賞有加。我們必須有遠見，為二十一世紀的中國建造項目。

第三，集團將絕大部份項目持有作收租用途。這個承諾令市政府官員感到意外，亦令他們無一不表欣喜。當然，我們不擬沽售，是涉及到財務上的考慮，主要因為收租物業的應繳稅款遠遠較低。然而，尚有令人信服的原因，令市政府垂青本集團。

我們的職責是為旗下商場和寫字樓物業取得高成效，亦即參照我們在上海的做法—為該兩類物業取得當地最高的租金。倘我們享有卓越的租金收入，意味著政府有更多的稅收。租戶（尤其購物商場租戶）願意支付該等租金，全因為我們能創造環境讓他們售出產品。倘他們的銷售額上升，其向當地城市繳納的稅額便增加。因此，每一方都是贏家。

A critical question everywhere is: how to make ourselves the outside investor of choice to local governments in land acquisitions. We do have some unique competitive advantages in this regard.

First, we have two huge, highly visible and extraordinarily successful developments in Shanghai – Plaza 66 and The Grand Gateway. They are our best marketing tools. Looking around the entire country, municipal leaders can hardly find other developers with projects that approach ours in quality – in terms of design, management and profitability. Most mayors want us to duplicate them in their cities.

Secondly, all of our designs are invariably spectacular. My belief from day one is that China deserves the best. One should not build according to the mainland's per capita income of today or according to the prevailing sense of aesthetics. That was exactly what we did in Shanghai in the 1990's and people were surprised. Now they understand and are appreciative. One must be foresighted and build projects for China of the 21st century.

Thirdly, we keep almost all of our developments for rent. That is a commitment which surprises municipal officials and without exception, they like it. To be sure, we have financial considerations for not selling – mainly, taxes are a lot lower for rental properties. However, there are also compelling reasons for municipal governments to prefer us.

Our job is to make our malls and offices highly successful – like what we have done in Shanghai where we command the highest rents for both product types. The superb income we enjoy will mean more taxes to the government. Our tenants, especially at our shopping centers, are willing to pay us such rents because we have created an environment where they can sell their products. The high sales volume will also increase taxes to the city. So everyone wins.

現時，集團在上海兩項物業每年的總回報率約為百分之十五，這是以攤分所有成本及無借貸為計算基準。即使不計入租金可能調升的因素在內，該等物業三年後的總回報率亦將超逾百分之五十。這決非內地住宅銷售項目經常可取得的回報。即使有住宅項目能達此要求，發展商只須為此納稅一次，其後當地城市再無稅收。至於本集團，三年後我們仍持有該等收租物業，它們會繼續為我們提供回報，並為當地城市提供稅收。

進一步來說，由於我們持有這些物業，故我們必須妥善保養和更新，令物業保持競爭力。這可確保物業不會淪為都市眼刺。太多此類頹敗物業遍佈中國，有些物業甚至變成社會病毒的溫床。市政府領導人當然不欲這些問題發生。

要落實這項租賃策略，有賴穩健的財政。集團財力強大，市政府官員盡知。少數其他公司(大部份為香港物業發展商)也許擁有財力，但未必擁有專才。至今為止，他們未有成功的項目可作為證明。此外，管理層瞭解風險，若然我們對風險感到安心，便不怕付款並會迅速付款；市政府領導人對此亦感欣喜。故此，只要我們的購地出價具競爭力，很容易便可成為獲垂青的買家。

最後，我們的獨特優勢是管理風格和公司文化。這是多個城市的市長對我們的評語。我們並非最容易打交道的公司。相對任何內地發展商及香港競爭對手，我們的辦事方式也許最為周詳，必須談妥所有重要細節，方會作出承諾。許多發展商喜歡合同措辭含糊，好讓他們日後佔甜頭。他們忘記對方是擁有最終決定權的政府。我們的方式是把雙方日後的不快減至最少，這贏得處事認真的市政府領導人的尊重。

At present, our two Shanghai complexes are yielding gross returns of approximately 15% per annum on all-cost-allocated and unleveraged bases. Not counting possible rent appreciation, in three years we will have a total return of over 50%. It is certainly not an everyday event that mainland residential projects for sale can generate those numbers. Even if they do, developers pay taxes once and the city receives *no more* thereafter. With us, the rental properties are still ours after three years and will continue to generate returns to us and taxes to the city.

Furthermore, by owning our facilities, we must maintain them well and keep improving them to stay competitive. That will ensure that they do not degenerate into urban eyesores. There are all too many such failed projects everywhere and some have even become hotbeds of social ills. Obviously municipal leaders do not like such problems.

To execute such a rental strategy, one must be financially strong. That we are, and city officials know it. And very few others (mostly Hong Kong developers) may have that strength but they may not have the expertise, for none have successful projects to show for it. Moreover, management knows the risks and if comfortable with them, is not afraid to pay and to pay promptly. That too municipal leaders like. Consequently, as long as we are competitive in land price, we can easily become the preferred purchaser.

Finally, our management style and corporate culture give us a distinct advantage. *Mayors of more* than a few cities have told us this. We are not a company that is the easiest to deal with. Perhaps more than any local player and our Hong Kong competitors as well, we negotiate all essential details before committing. Many developers like to keep contracts vague thinking that they can gain advantages later. They forget that their counterparty is the government which has the ultimate say. Our way minimizes future unpleasant surprises for both parties, and serious municipal leaders respect us for it.

與西方模式只講求法律精神的公司不同，集團管理層融會中西精髓──採用西方的方法包括法律來嚴密保障集團的權益，並同時尊重中國的文化風俗。我們勤奮、謹慎，但亦注重禮貌、尊重、坦誠。表面上，香港公司在這方面應佔優勢，但要取得妥善的平衡，困難程度遠超人們所想。

However, unlike western style companies who only know how to be legalistic, your management blends the best of both worlds – rigorously protecting ourselves including through the use of the law as in the West, while respecting Chinese culture and customs. We are diligent and careful yet courteous, respectful, upfront and honest as well. On the surface, Hong Kong companies should have an edge in this regard, but to strike the right balance is much more difficult than people think.

從多次同類洽商及管理內地商業物業所累積的經驗，教曉我們應在甚麼地方堅持、甚麼地方讓步。因此，我們能以閃電速度進行洽商。認真的市政府官員欣賞我們知所進退，而瀋陽市斗姆宮項目能在創記錄的短時間內達成協議，正好為我們的成功提供明證。

Our repeated experiences in similar negotiations and in managing mainland commercial complexes have taught us what to insist and what to give. As a result, we can move with lightning speed. Serious municipal officials appreciate it, and the land acquisition in record time for the Doumugong project in Shenyang stands as a testimony of success.

所有這些因素有助我們成為首選的發展商。這當然並非放諸四海而皆準，倘市政府領導人並非與我們抱有同一觀點，我們亦無能為力，自當默然告退。本人極不願錯失優質城市，幸好廣闊神州尚有許多其他良選。

All these help make us the developer of choice. Of course it does not work everywhere, for if city leaders have agendas not congruent with ours, there is nothing we can do. We will quietly walk away. I hate to lose good cities but fortunately there are many others in the vast country.

業務回顧

營業額和溢利下降，主要由於自二零零五年第三季開始，樓市甚為疲弱所致。去年九月，政府拍賣土地錄得極高成交價，為樓價帶來短暫刺激。我們掌握這良機，售出碧海藍天約三百個單位。不久樓市再度沉寂，而在財政年度餘下時間內，銷售機會不再出現。

Operations Review

The drop in turnover and profit is due primarily to the exceptionally weak residential market starting in the third quarter of 2005. In September last year, a government land auction generated exceptionally high land prices. That temporarily stimulated home prices and we took advantage of the window to sell some 300 units of AquaMarine. Before long, the residential market fell silent once more. Selling opportunities were not to be seen again for the rest of the fiscal year.

一手市場特別受到影響。市道自二零零四年初起放緩──當年售出少於二萬七千

The primary market was particularly affected. Activities have slowed since the beginning of 2004 – less than 27,000 apartments were sold

個單位，二零零五年售出不足一萬六千個單位，而二零零六年上半年僅售出四千二百個單位。樓價亦於二零零五年第四季下滑。少數大型發展商也許須粉飾損益賬，故多次大幅割價，令樓價跌勢加劇。潛在買家觀望樓價進一步調整，故紛紛裹步。

that year, not quite 16,000 units in 2005, and only 4,200 in the first half of 2006. Price levels had also deteriorated in the last quarter of 2005. It was exacerbated by repeated and increasingly deeper cuts by a few major developers who perhaps needed to pump up their profit and loss accounts. The result was that potential buyers became skeptical of further price adjustments and consequently stayed away.

連串加息增添悲觀情緒，息差轉變有如雪上加霜。按揭利率於二零零五年初為最優惠利率減二點七五厘，而少於十二個月後已變為最優惠利率減二點二五厘。期內，最優惠利率由五厘升至七點七五厘；換言之，按揭利率上升超過一倍，由二點二五厘升至五點五厘。

Successive interest rate hikes added to the pessimism. Changes in interest spread also did not help. At the beginning of 2005, mortgages were at prime minus 2.75%; less than twelve months later, they stood at prime minus 2.25%. In that period, the prime rate moved from 5% to 7.75%, meaning that mortgages more than doubled from 2.25% to 5.50%.

然而，市場亦有正面的發展。自二零零四年年初起，當一手市場交易開始放緩之際，二手市場活動出現良好復甦。未來新樓銷售有可能隨之回升。新樓銷售現時已有一些復甦跡象，這是由於憧憬利率見頂所致。

There were however some positive developments. Coinciding with the fall in primary market transactions which started in early 2004, secondary market activities picked up quite nicely. It is possible that the sales of new units will follow suit. There are already some signs of recovery, an expectation which is boosted by the plateauing of interest rates.

租賃市場令人份外鼓舞。集團整體租金收入上升百分之十一──香港物業升幅為百分之五，上海物業升幅為百分之二十七，租金單位則全面上升。租出率方面，香港物業的主要環節包括商舖物業和寫字樓之租出率企穩；住宅物業租出率下降，但由於我們轉為吸納有能力支付較高租金及租期較長的租戶，故住宅物業的租金收入實際上升。上海物業包括商舖和寫字樓，基本上均全部租出，其租金佔本公司整體租金收入百分之二十七，一年前為百分之二十三。

The leasing market was much more encouraging. Our total rental income grew by 11% – Hong Kong properties by 5% and Shanghai by 27%. Unit rents increased across the board. Occupancy for the key sectors of retail and offices in Hong Kong held steady. Residential fell but total income actually rose as we switched to higher paying and longer staying tenants. Shanghai facilities, both shops and offices, remain basically fully let. Their rents accounted for 27% of the Company's total rental revenue. That number stood at 23% a year ago.

展望

當恒隆四年後慶祝五十週年時，其面貌與今天及創立時相比，將有很大的分別。本公司一直以香港為基地，在可見將來仍將如是。然而，當位於內地的新項目落成時，我們便會變成中國主要的物業發展商、業主兼管理人。一俟我們按計劃完成十二個項目，加上兩項甚為成功的上海項目在內，我們將在中國多個最富活力的城市，擁有約三百萬平方米的最佳商業物業。

倘上海項目是可借鑑的經驗，則集團約港幣三百億元的新投資，應可帶來遠超香港物業的租金溢利。這是不合理地假設，除十二個項目外，集團不會再有新項目。因此，只要中國經濟保持穩定發展，集團應可有卓越的表現。

此外，購物商場是我們在內地的主要產品，故在某程度上，我們可被視為消費股而非一家純地產公司。地產是一項工具，可藉此受惠於增長迅速的中國消費；這好比一家時裝或化裝品製造商或零售商，可從中國的消費熱中受惠。本人認為，在中產階級冒升帶動的中國消費浪潮中揚帆前進，是一門僅有少數業務能勝過的好生意。

就此而言，作為商業物業的業主，我們享有獨特的好處。我們無須像外國零售商為銷售網絡操心。（在生意事宜上，香港公司在內地被視為「外商」。）我們可在幾乎任何一個我們屬意的城市開發項目。只要妥善設計和保養物業，我們很少機會須處理生產商及商店東主所面對的陳舊產品問題。倘我們在最佳地點興建合適產品（我

Prospects

When Hang Lung celebrates its 50th anniversary four years from now, it will look substantially different from what it is today and what it has been since its founding. We have always been a Hong Kong based company and will remain so for the foreseeable future. However, as new mainland projects are completed, we will also become China's leading commercial real estate developer, owner and manager. Once we complete the twelve planned projects, and together with the two highly successful complexes in Shanghai, we should own approximately 3 million square meters of the best commercial space in several of the most dynamic cities around the country.

If our Shanghai experience is any indication, then the HK$30 billion or so in new investments should yield rental profits which will easily exceed those from Hong Kong. This unreasonably assumes no further new projects beyond the twelve. As long as the Chinese economy remains steady, we should do very well.

Moreover, with shopping malls as our lead product on the mainland, to some extent we can be viewed as a consumer spending company rather than as a pure property firm. Real estate is the means to tap fast rising Chinese consumption just as a clothing or cosmetics manufacturer and retailer benefit from the country's spending explosion. I can think of few better businesses to be in than to ride the wave of the rising Chinese middle class.

In this regard, to be a commercial property owner has distinctive attractions. We do not have to worry about distribution networks like foreign retailers do. (In business matters, Hong Kong firms are considered 'foreign' on the mainland.) We can put our projects in almost any city we want. We have little issue with product obsolescence faced by manufacturers and shop owners, as long as we design and manage our facilities well. Price competition is also manageable if we build the right product in the best locations as we

們現時正這樣做），自可妥善管理價格競爭。未來八至十年，我們會打造出一項「專利」生意。一旦完成後，它可年復一年帶來穩定的租金收入。

are doing. In the coming eight to ten years, we are building such a 'franchise,' and once completed, it will bring as desirable a stream of rental income as annuities.

倘前景這麼美好，為何所有人不趨之若鶩？

If the prospect is so promising, why is everyone not pursuing it?

首先，很少人認為從事地產業需要明確清晰的策略，我們對此並不認同。由進入內地市場首天起，我們已有明確的策略。如有需要，我們當然可修訂策略，以配合市場發展。根據這項策略，我們首階段專注上海。這任務我們辦得很成功，坦白說遠超我們原來的預期。港匯廣場所有物業已於近期落成，待上海恒隆廣場今年底全部竣工後，首階段便會完結。

First, few people view the real estate business as needing a clearly defined and well articulated strategy. We disagree. From our first day in the mainland market, we have a definitive strategy which can of course be adjusted if necessary in response to market developments. Phase one was to concentrate on Shanghai. That we have executed successfully, frankly beyond our original expectations. The build out of The Grand Gateway recently and of Plaza 66 at the end of this year will bring this phase to a close.

數年前，當集團在上海取得初步成功後，管理層腦海中浮起的問題是：我們下一步怎樣做？預期來自銷售香港住宅項目的可觀現金流，以及香港本土欠缺可提供合理回報的新機會，均促使我們迫切地作出思考。我們開始穿梭神州大地，以將上下而求索的精神，最終定出明確的策略。去年，我們決定在本人致股東函件內公布這項策略，而本人今年在主席報告內再加以詳述。坦白說，我們並未見到有許多香港地產公司，就發展內地市場擁有明確清晰的計劃。

Initial success in Shanghai several years ago raised the question in the minds of management: what shall we do next? Sizable expected cash flow from the sales of Hong Kong residential projects, as well as the apparent lack of new opportunities in our home city that promise reasonable returns, contributed to the urgency in our thinking. We began to travel the breadth and length of the country which led to a definitive strategy. Last year we decided to make it public in my letter to shareholders, and I have expanded upon it in this writing. Frankly we fail to see many Hong Kong property companies that have well articulated plans for the mainland market.

其次，我們視中國項目為長線投資。把物業出租而非出售，在內地頗為罕見。大部份內地發展商需要資金周轉，故須出售項目，甚至在項目完成前進行預售。迄今，我們未見有任何公司擁有可與我們相比的長線投資視野。如上文所述，我們成為政府垂青的土地買家，部分原因是我們願意不出售項目。這意味著，我們經常沒有競爭對手。

Secondly, we are in China for the long haul. Renting properties without selling them is quite rare on the mainland. Most local developers need to turn their capital by selling or even pre-selling before project completion. So far we have hardly seen any company with our long term horizon. As noted above, it is partially this willingness not to sell which makes us the government's preferred land purchaser. That means we often do not have any competitor.

此外，鑑於內地證券市場迅速發展，更何況香港及/或海外資本市場提供機會，故我們可把中國項目資本化。在可見將來，我們並無類似計劃，但知道這是可行的方法也是好的。

Moreover, with the fast developing stock exchanges on the mainland, not to mention the possibility of using the Hong Kong and/or overseas capital markets, it is increasingly possible to monetize our projects. We do not have such plans for the near future, but it is always good to know that it can be done.

第三，要充分落實本集團的策略，涉及很大的難度。這要求很多學問，由土地選址、設計概念、詳盡設計，以至處理政府關係及租戶關係等。管理層必須嚴守紀律，這與從事製造業無異，也許會令有些人士感到意外。中國內地並非最容易經商的地方，變幻似乎是中國內地唯一的永恒。無怪人們為何難以舉出一家全國知名的成功地產公司(尤其商業物業公司)。

Thirdly, it is extremely difficult to adequately execute our strategy. There is a lot of know-how involved from site selection to conceptual and detail design, and from the management of government relations to that of tenants. Perhaps surprising to some, and not unlike manufacturing, management must be very disciplined. mainland China is not the easiest place to do business, and the only thing that is constant, it seems, is change. No wonder why one can hardly name a nationwide successful real estate company especially in commercial developments.

在今天的中國(正如在其他發展迅速的經濟體系一樣)，其中一個最大的誤解是：進行地產項目乃易如反掌。也許是吧，但要項目成功卻十分困難。放眼一看，幾乎每個主要城市，都有許多怪模怪樣兼且十室九空的建築物，便可見端倪。它們的存在對當地城市誠屬壞事，卻也意味著，最低限度至現時為止，我們面對的是輕微的競爭。

One of the biggest misconceptions today in China (as in other fast developing economies) is that doing real estate projects is easy. Perhaps it is, but doing it successfully is very difficult. Just witness the many monstrous and practically empty buildings in almost every major metropolis. Inasmuch as their presence is bad for the cities, it does mean that at least for now, competition is light.

成功需要很多因素配合，故管理層的素質甚為重要。本人欣然匯報，我們現已擁有一支卓越的管理團隊。自高伯遒和伍綺琴去年加入董事局後，本人認為集團管治之佳，與業內任何公司比較均不遑多讓。集團五位高級行政人員互補長短、合作無間。我們亦有許多能幹的同事相助，但就內地新項目而言，我們仍須盡快加強內地管理人員的能力，如去年提及，這是一項挑戰，我們現正悉力以赴。

Given the many necessary success factors, quality of management becomes critical. I am gratified to report that now we have an excellent team. With William Ko and Estella Ng joining the board last year, I like to think that as a group we are as good as any in the business. The five senior executives complement each other and work well together. We are supported by many capable staff, but for the new mainland projects, we still need to quickly beef up local management capabilities. As mentioned last year, this is a challenge and we are working hard at it.

部份人士問：中央政府近期收緊房地產市場規管，對恒隆會否有影響？我們當然正密切跟進情況，但迄今我們並無受到任何影響。北京遏止數個城市的住宅樓價是正確的做法，但我們的項目不受影響。

Some have asked if the recent tightening of the real estate market by the central government has affected us. We are obviously following the situation closely but so far there has been no impact on us. Beijing is rightly reining in residential prices in a number of cities but we do not play in that space.

本人亦應提出，為進一步加強競爭能力，我們甚為重視節約能源。環保符合政府政策，同樣重要的是它符合企業效益。我們有充分理由為新項目作出節能設計—能源平均佔集團旗下商業物業近百分之二十二的營運成本，故我們不斷努力，以更佳的設計和管理來降低能源用量。

To further strengthen our competitiveness, I should mention that your management is very mindful of the need to conserve energy. Environmental friendliness is in accordance with government policies, and just as importantly, is good business. We have all reasons to design our new projects with conservation in mind. Energy on average accounts for almost 22% of the total cost of running our commercial complexes, and we are constantly striving to lower it by designing and managing more smartly.

香港方面，本人再次抱有希望，集團在本財政年度內可進一步售出住宅單位。過去約一個月，一手市場似乎有所回升。鑑於加息週期可能快將終結，我們有理由持審慎樂觀態度。我們亦會在香港物色購置土地機會，最近已簽約購入一幅豪宅用地，並希望作出更多收購。

Back in Hong Kong, I am again hopeful that we will sell more residential units in the present fiscal year. In the past month or so, the primary market seems to have picked up somewhat. With interest rate hikes apparently approaching the end of this cycle, there are reasons for cautious optimism. We will also look to buy land locally. Recently we have signed up a luxury residential site and hope to do more.

預期租賃市場將重演上財政年度的情況，即香港溫和上升而上海則鋭升。上海恒隆廣場第二幢辦公室大樓可望於今年底落成，其預租情況理想，但須至下財政年度方能為純利提供顯著的貢獻。

The rental market is expected to be a repeat of the past fiscal year, namely, rise gently in Hong Kong and sharply in Shanghai. Slated for completion end of this year, the second office tower in Plaza 66 while pre-leasing well, will not contribute significantly to the bottom line until the next fiscal year.

倘無不可預見的情況出現，明年度的業績應可轉佳，但主要須留意香港住宅單位的銷情。

Barring unforeseen circumstances, next year should see better results. The main item to watch is the sales of residential units in Hong Kong.

主席
陳啟宗

香港，二零零六年八月二十一日

Ronnie C. Chan
Chairman

Hong Kong, 21 August 2006

中國內地物業組合及香港辦公室物業的收入均錄得強勁增長

The mainland China property portfolio and Hong Kong office properties reported especially strong growth in revenues

主要事項
Significant Events

二零零五年九月
September 2005

高伯遒先生及伍綺琴女士獲委任為執行董事。高先生負責香港及中國內地(上海除外)之物業發展及項目策劃管理。伍女士負責管理財務及行政。

Mr William Pak Yau Ko and Ms Estella Yi Kum Ng were appointed Executive Directors. Mr Ko is responsible for property development & project management in Hong Kong and mainland China excluding Shanghai. Ms Ng is responsible for finance and administration.

二零零五年九月
September 2005

以人民幣七億六千萬元成功投得瀋陽市一幅三萬五千平方米土地。

Acquired a 35,000 square metre prime lot in Shenyang for RMB760 million.



二零零六年一月
January 2006

與濟南市政府簽訂意向書,獲權入標競投一幅地皮以興建購物商場。

Signed a MOU with the Jinan municipal government for the rights to tender for a site earmarked for a shopping mall project .

二零零六年三月
March 2006



家樂商場(香港的首個購物商場)易名為家樂坊,以追求時尚的年青人和遊客為主要服務對象。

Gala Shopping Mall, the first shopping mall in Hong Kong was renamed **Gala Place** and positioned to appeal to younger, aspiring people and tourists.

二零零六年六月
June 2006


HANG LUNG PROPERTIES LIMITED
HK$6 Billion

與十六家國際及本地銀行簽訂一項港幣六十億元循環貸款。

Signed a HK$6 billion Revolving Credit Facility with 16 international and local banks.

二零零六年六月
June 2006

完成強制轉換所有尚未轉換之可換股累積優先股；該等上市地位已由二零零六年六月二十六日下午四時正起自聯交所撤回。

Conversion of all outstanding Convertible Cumulative Preference Shares completed and the listing on the Stock Exchange withdrawn with effect from 4:00pm on 26 June 2006.

二零零六年七月
July 2006



與長沙市芙蓉區人民政府簽署意向書，發展一個高檔次購物中心、辦公室大樓、服務式寓所等，總樓面面積達五十萬平方米。

Signed a MOU with the city government of Furong District, Changsha on developing an upscale shopping mall, office towers and serviced apartments with a total gross floor area of 500,000 square metres.

二零零六年八月
August 2006

斥資人民幣八億九千五百萬元，購入瀋陽市一幅面積為九萬二千平方米的黃金地塊，供興建一座巨型綜合發展項目。

Acquired a 92,000 square metre prime lot in Shenyang for RMB895 million, which will become a large scale multi-complex development.

業務概覽及策略
Business Overview and Strategies


恒隆地產
HANG LUNG PROPERTIES
Our properties benefit from their reputation for quality

半山 帝峯 The Summit, Mid-levels

旺角 雅蘭中心一期 One Grand Tower, Mongkok

本財政年度之業績，反映了集團旗下投資物業和物業發展業務處於不同的市場環境。

集團旗下投資物業表現理想，收入強勁增長。由於續約情況良好，加上租金進一步調升，故香港寫字樓物業組合特別受惠。集團上海物業以商場為主，在中國內地主要商業中心日益蓬勃的經濟帶動下，獲得良好支持。

The results for the financial year reflect the contrasting market environments for the Group's investment properties and development projects.

Our investment properties all performed well, with strong growth in revenues. The Hong Kong office portfolio benefited particularly from positive rent reversions and further increases in rental rates. Our properties in Shanghai, which focus on retail, were well supported by rising levels of prosperity in mainland China's major commercial city.

租金收入
截至六月三十日止年度

- 停車場
- 住宅及寓所
- 寫字樓及工業/寫字樓
- 商場及商舖


$2,678 m
3,000
2,500
2,000
1,500
1,000
500
0
百萬元 $ million
02
03
04
05
06

Rental Revenue
For years ended 30 June

- Car Parks
- Residential and Apartment
- Office and Industrial/Office
- Commercial and Retail

投資物業面積
於六月三十日

- 住宅及寓所
- 寫字樓及工業/寫字樓
- 商場及商舖


798,600 sq. m
1,000
800
600
400
200
0
千平方米 '000 sq. m
02
03
04
05
06

Investment Properties Area
At 30 June

- Residential and Apartment
- Office and Industrial/Office
- Commercial and Retail

整體而言，營業額為港幣三十七億四千零六十萬元，較二零零五年財政年度下跌百分之四十六。集團香港物業項目的銷售額減少，待市道好轉再進行銷售。

Overall, turnover declined by 46% over the financial year 2005 to HK$3,740.6 million, however, as our property development sales in Hong Kong were lower, pending improved market sentiment.

根據《香港會計準則》第四十號及《香港詮釋常務委員會詮釋》第二十一號，集團在財政年度內錄得投資物業重估收益港幣三十四億三千八百二十萬元，此金額連同有關的遞延稅項列為收入。按此基準，股東應佔純利為港幣四十四億零二百六十萬元，減少百分之三十五。倘不計入物業重估的影響，基本純利為港幣十六億二千七百萬元，減少百分之三十五。

In accordance with HKAS 40 and HKSIC-Int 21 Financial Reporting Standards, a revaluation surplus of HK$3,438.2 million was recorded for the financial year on the value of the Group's investment properties and recognised as income, together with related deferred tax. As a result, net profit attributable to shareholders fell by 35% to HK$4,402.6 million. Underlying profit, which excludes the effects of the revaluation, declined by 35% to HK$1,627.0 million.

負債率
於六月三十日



百分比 %
35
30
25
20
15
10
5
0
02
03
04
05
06
9%

Gearing Ratio
At 30 June

每股總股息
截至六月三十日止年度



仙 Cents
60
50
40
30
20
10
0
02
03
04
05
06
51¢

Total Dividends per Share
For years ended 30 June

本集團之策略是建立一個地點優越的投資物業組合，藉此享有長期持續增長的收入；並透過掌握物業市場週期來銷售物業發展項目，從而取得額外的收益。

The Group's strategy is to build up a portfolio of investment properties in prime locations that can generate rising income over the long term, and to gain additional revenues through developing properties for sale to take advantage of property market cycles.

此投資物業組合以商場/商舖和寫字樓為主。香港是本集團的基地，而自一九九二年集團進軍上海後，中國經濟日益蓬勃，故集團近期已在中國內地其他主要城市抓緊良機。目前，集團之發展中物業主要是國內之新項目。

The investment portfolio is focused mainly on commercial/retail and office properties. From our home base in Hong Kong, in 1992 we moved into Shanghai and more recently have seized opportunities in other key cities in mainland China, as levels of prosperity have risen. Currently, properties under development are mainly our new mainland China projects.

集團力求所有業務均享最大回報。除以審慎的價格購入地點最佳的土地外，亦密切注意旗下物業的用途、品牌、市場推廣和管理，藉此提升該等物業的價值。

In all of our businesses, we aim to maximise returns not merely through acquiring the best locations at prudent valuations, but enhancing the properties through paying close attention to their use, branding, marketing and management.

卓越的地利、品牌、管理和市場推廣，
令集團的投資物業組合盡顯優勢



Hong Kong

Our investment property portfolio has benefited from strong locations, branding, management and marketing

香港物業租賃
Hong Kong Property Leasing

山頂 山頂廣場 The Peak Galleria, The Peak



特式鋪位加上黃金地段…
Unique sizes and ideal locations…







旺角 家樂坊 Gala Place, Mongkok

…吸引世界知名品牌客戶…
…attract leading global brands…


Ex:beaute

2

經濟蓬勃繼續利好集團投資物業的表現，財政年度內的收入為港幣十九億五千六百三十萬元，增長百分之五。租金水平持續上升，但幅度較上財政年度溫和。此外，租約更新週期（即兩至三年租約的更新情況）仍然暢旺。兼且，集團審閱物業的特性來決定租賃策略，以最佳的租戶行業組合來達至最大的租金收益。

在強勁需求帶動下，集團物業租出率進一步上升。按平均租出率計算，商場及商舖為百分之九十八、寫字樓及工業/寫字樓為百分之九十二、住宅及寓所為百分之七十六。

The strong economy continued to support the performance of our investment properties, with revenues rising 5% to HK$1,956.3 million for the financial year. Rental levels continued to climb, albeit at a slower rate than in the previous financial year. The rent reversion cycle – the pattern of renewal for our two to three year leases – was strongly positive. In addition, the leasing strategy was successful in maximising the rental yield through careful review of the building character and tenant mix.

Given the strong demand, occupancy rates tightened further, averaging 98% for the commercial and retail, 92% for the office and industrial/office and 76% for the residential and apartment portfolios.


Fashion Walk

銅鑼灣 名店坊 Fashion Walk, Causeway Bay: 1, 2

...and draw high shopper traffic

在旺角和銅鑼灣主要購物區，集團坐擁最大的門市商舖物業組合
We have the largest portfolio of ground floor retail space in the key shopping locations of Mongkok and Causeway Bay

財政年度內，集團並無發展或購入新的投資物業。旗下物業之樓面面積維持在穩健水平，包括二十四萬三千平方米商場及商舖、二十四萬五千平方米寫字樓及工業/寫字樓、以及七萬九千平方米住宅及寓所。

No new investment properties were developed or acquired during the financial year and gross floor area (gfa) remained stable at 243,000 square metres of commercial and retail, 245,000 square metres of office and industrial/office and 79,000 square metres of residential and apartment space.

香港投資物業之按地域分析

Geographical Analysis of Hong Kong Investment Properties

		樓面面積(千平方米) Gross Floor Area ('000 sq. m)		租金收入(港幣百萬元) Rental Revenue (HK$ million)		租出率(百分率) Occupancy Rate (%)	
		2006	2005	**2006**	2005	**2006**	2005
港島	*Hong Kong Island*						
中環及金鐘	Central and Admiralty	**50.6**	50.6	**252.4**	241.8	**96**	90
銅鑼灣及灣仔	Causeway Bay and Wanchai	**98.2**	98.2	**440.7**	402.7	**93**	97
康山及鰂魚涌	Kornhill and Quarry Bay	**126.7**	126.7	**389.2**	369.1	**87**	90
山頂及半山區	The Peak and Mid-Levels	**28.2**	28.2	**120.8**	115.8	**87**	86
港島南區	Hong Kong South	**9.2**	9.2	**33.2**	37.5	**92**	86
九龍	*Kowloon*						
旺角	Mongkok	**102.0**	102.0	**330.0**	311.5	**94**	95
尖沙咀	Tsimshatsui	**39.7**	39.7	**97.7**	81.9	**94**	99
牛頭角及觀塘	Ngau Tau Kok and Kwun Tong	**67.1**	67.1	**251.6**	252.8	**98**	99
長沙灣及葵涌	Cheung Sha Wan and Kwai Chung	**45.2**	45.2	**40.7**	41.7	**90**	93
總計	Total	**566.9**	566.9	**1,956.3**	1,854.8	**92**	94

商場及商舖

在本地消費和訪港旅客(尤其中國內地旅客)的增長帶動下，管理完善及地點優越的商場物業享有更殷切的需求。

本集團憑著地利，充分掌握市場良機。與其他物業持有人比較，集團不僅在香港人流最高的購物區擁有商場，更在銅鑼灣和旺角等主要購物區擁有最多門市商舖物業。此等地舖之租金普遍約為三樓商舖租金之四倍，故有關優勢為集團帶來顯著裨益。

年內，集團繼續以此優勢為基礎，為旗下商場重塑品牌和進行翻新。這些措施已成為我們的標記，有助旗下商場增加購物人流和租金水平。

品牌、主題及租戶組合策略

集團近年之成功要素，乃緊貼市場變化及策略性打造品牌和主題，為旗下投資物業創造出煥然一新的面貌。

Commerical and Retail

In the retail segment, domestic spending together with inbound tourism, especially from mainland China, increased the demand for well-managed, well-located properties.

The Group has been ideally placed to take advantage of these market trends. Not only do we have properties in those districts of Hong Kong that enjoy the highest shopping traffic, but we enjoy more ground floor space than any other owner in the key districts of Causeway Bay and Mongkok. Since ground floor rents are typically in the region of four times those of third floor rental levels, the magnitude of this advantage is clear.

During the year, we continued to build on this advantage through the rebranding and renovation process that has become a hallmark of our approach, and which has helped maximise rentals by increasing shopper traffic.

Strategies on Brand, Theme and Tenant Mix

The strategy of revitalising our portfolio through creating brands and themes attuned to changes in the market has been at the core of our success in recent years.

尖沙咀 恒福時裝雅集 Hanford Fashion, Tsimshatsui

旺角 雅蘭中心一期・食閣 Food Atrium, One Grand Tower, Mongkok: 1, 2


我們不斷加強
租戶組合...
We continually
refine the
tenant mix...
...to add value
to our properties

財政年度內，集團再接再厲作出多項新創舉。二零零六年三月，位於旺角的家樂商場易名為**家樂坊**，以追求時尚的年青人和遊客為主要服務對象。該物業的租戶組合亦隨之改變，以往租戶包括家族經營的快餐店及商鋪，取而代之的新租戶包括高級國際品牌如星巴克和California Pizza Kitchen等。這是繼過往同類行動後又一成功之作。例如位於尖沙咀的恒福商業大廈，於二零零五年十一月變身為**恒福時裝雅集**，以一站式高級時裝總匯作為招徠，成為本地人士和遊客樂於惠顧之地。

During the financial year, we built upon this success through a number of new initiatives. In March 2006 Gala Shopping Mall in Mongkok was renamed **Gala Place** and positioned to appeal to younger, aspiring people and tourists. The tenant mix changed accordingly, with the former family oriented fast food and retail outlets increasingly making way for more up market, international brands such as Starbucks and California Pizza Kitchen. This follows similar previous successes, such as Hanford House in Tsimshatsui that in November 2005 was rebranded **Hanford Fashion**, marking it the premier location for wholesale fashion outlets, which is a popular draw for locals and tourists alike.

此外，另一證明集團策略成功的例子是**淘大商場**，該物業已劃分為六個獨特的主題區。透過審閱租戶組合，集團將於二零零七年財政年度為該物業進行大型翻新，配合顧客的需要。

In addition, **Amoy Plaza**'s six unique theme zones have been another example of this successful strategy and following a review of the theme mix, will undergo major refurbishment in financial year 2007 in response to the changing needs of our customers.

提升樓面用途

除打造品牌外，集團亦善於為租戶營造獨特的商舖環境。

各主要品牌商均日益渴望開設兩層樓面的旗艦店，以便為顧客提供更寬敞舒適的購物環境及加強品牌吸引力。

由於集團能提供此類商舖，故在市場內脱穎而出。位於銅鑼灣名店坊的愛迪達(adidas)主題零售店，成為該方面的最新典範，而Gas和agnès b等亦將開設新店。

Enhanced Use of Floor Space

Alongside branding, the Group is able to offer to tenants unique environments for their shops.

The major brand names are increasingly keen to create double deck flagship stores that enable them to create a more spacious and welcoming environment for customers, with more brand impact.

Our portfolio is unique in the market in being able to offer such prime locations and the adidas store at **Fashion Walk** in Causeway Bay is the latest example. Others are planned including Gas and agnès b.


耳目一新的購物經驗
Redefining the shopping experience
adidas

銅鑼灣 名店坊 Fashion Walk, Causeway Bay: 1, 2

創新市場推廣

透過有效的市場推廣策略來協助租戶，是任何商場物業的重要工作。本集團致力採用嶄新的市場推廣計劃，為旗下商場和品牌店提供持續的支持。

二零零六年四月至六月期間，推出「全港首創無條件免費泊車」優惠。凡私家車車牌符合指定數字的車主，可享免費泊車。該項推廣活動取得顧客的熱烈反應。

財政年度內，山頂廣場積極籌辦「樂在山頂」中西音樂匯演。該項活動於二零零六年七月開始舉行，旨為給予山頂遊客舒閒的環境。山頂廣場是山頂的地標，主辦該項活動乃為各界人士提供耳目一新的購物經驗。

旺角雅蘭中心一期、雅蘭中心二期、家樂坊及荷李活商業中心為加強其食肆宣傳，與租戶攜手舉辦一項夜宵推廣活動，透過電台和印刷媒體作出推廣。

Innovative Marketing and Promotion

An effective marketing strategy in support of tenants is important to any retail property, and the Group has therefore concentrated its efforts on innovative campaigns that provide sustained support to our properties and brands.

Between April and June 2006, the first of its kind a free parking promotion, whereby shoppers were able to park free depending on the numbers of their licence plates, attracted a high level of customer interest.

During the financial year, we also worked to prepare for a 'Music at The Peak' promotion campaign at **The Peak Galleria** which was launched in July 2006 and will run through a period of time with an aim to provide a relaxed environment for people who visit **The Peak Galleria**. Combining performances from Chinese and Western musical tradition at **The Peak Galleria**, our property on Hong Kong's landmark Victoria Peak, it aims to redefine the shopping experience for visitors.

In order to promote food and beverage outlets in our Mongkok properties, **One Grand Tower, Two Grand Tower, Gala Place** and **Hollywood Plaza**, we have organised and worked with our tenants to organise a late night dining promotion in the radio and print media.





山頂 山頂廣場 The Peak Galleria, The Peak: 1, 2

寫字樓及工業/寫字樓

在強勁需求帶動下，集團旗下寫字樓物業有良好的表現。該等物業主要位於香港中環區，由於金融服務機構及其他公司持續擴充業務，加上中環區寫字樓仍然供不應求，故集團之寫字樓物業特別受惠。

渣打銀行大廈表現出眾，此項甲級寫字樓物業之租金水平，較上財政年度躍升百分之十。

Office and Industrial/Office

Strong demand for office space supported a good performance from the Group's portfolio of offices. Our office properties located in the prime Central district of Hong Kong benefited particularly as financial services and other firms continued to expand their operations, while supply remained limited.

Standard Chartered Bank Building, our Grade A property saw rental levels rise by 10% over those achieved in the previous financial year.

位於半山區的御峯豪宅...
The Summit, our luxury property in Mid-levels...



集團持續致力改善租戶組合，這從**雅蘭中心一期**和**恒隆中心**的寫字樓物業獲得明證。該等物業設立主題樓層，包括教育、醫療、美容、旅遊、時裝及批發等主題。財政年度內，**雅蘭中心一期**和**恒隆中心**的租金收入分別上升百分之三十九及百分之八，租出率分別達百分之九十五及百分之九十三。

The office portfolio benefited from the Group's attention to tenant mix and theming. Our specially developed theme floors in **One Grand Tower** and **Hang Lung Centre** include those for education, medical, beauty, travel, fashion and wholesale. During the financial year, revenue from **One Grand Tower** increased by 39% while **Hang Lung Centre** by 8% with occupancy reached 95% and 93% respectively.

住宅及寓所

位於港島半山區之**御峯**複式豪宅，配備優質設施，俯瞰中環的參天景觀。該物業繼續吸引尊貴企業和領事館人員成為租戶。財政年度內其租金收入上升百分之三。

位於鰂魚涌之**康蘭居**設有一個名為The Third Place的住客專用休閒區。其租金收入上升百分之六，租出率為百分之六十八。

Residential and Apartment

The Summit, a luxury double duplex residential property in Mid-levels on Hong Kong Island, with its views over the Central skyline and deluxe facilities, continued to attract high quality corporate and consular tenants. Rental income rose 3% during the financial year.

Grand Plaza Apartments in Quarry Bay with a private leisure area named 'The Third Place' which provides a comfortable environment for our tenants, saw rental income rose by 6% and occupancy reached 68%.

香港投資物業之按類分析　Segmental Analysis of Hong Kong Investment Properties

		租金收入(港幣百萬元) Rental Revenue (HK$ million)		出租率(百分率) Occupancy Rate (%)	
		2006	2005	**2006**	2005
商場及商舖	Commercial and Retail	**1,131.9**	1,080.3	**98**	98
寫字樓及工業/寫字樓	Office and Industrial/Office	**518.0**	471.8	**92**	92
住宅及寓所	Residential and Apartment	**223.5**	215.7	**76**	87
停車場	Car Parks	**82.9**	87.0	**N/A**	N/A
總計	Total	**1,956.3**	1,854.8	**92**	94


1
2
3
4
...built to very
high standards...
...continued to
attract corporate
and consular
tenants

半山 御峯 The Summit, Mid-levels: 1, 2, 3, 4

香港物業發展及銷售
Hong Kong Property Development and Sales


君臨天下之泳池
The HarbourSide's
swimming pool
oversees Victoria
Harbour...

西九龍 君臨天下 The HabourSide, West Kowloon: 1, 2, 3, 4, 5

二零零六年財政年度內，住宅市場銷情減弱，與上一財政年度明顯有別。本財政年度初期香港最優惠利率為六點五厘，但於期內顯著上升。儘管按揭負擔仍處於合理水平的百分之三十至三十五，但加息陰霾已對置業意欲構成壓力。

In contrast with the previous financial year, sentiment in the residential market weakened in the financial year 2006. At the beginning of the financial year, the prime rate in Hong Kong stood at 6.5% but rose substantially during the period. While the affordability level remained reasonable throughout the year at the range of 30% to 35%, uncertainty over future rises in rates dampened the appetite for purchasing.


...and with the spectacular clubhouse ...
...adds to the refined living

這情況在豪宅市場特別明顯，皆因豪宅價格從二零零三年低位大幅反彈後，許多此類物業已重返一九九七年之高位。然而，由於本集團負債率甚低，加上餘下物業的留置成本輕微，故集團可安心等候以便善價而沽。

This was especially true in the luxury segment, where prices had rebounded much more sharply from the lows of 2003 to attain, in many cases, the record levels seen in 1997. With the cost to holding properties back in anticipation of firmer prices minimal, and given the Group's low gearing level, we were well placed to manage this situation.

西九龍 君臨天下 The HabourSide, West Kowloon



[illegible]
...The HarbourSide and The Long Beach...


1

西九龍 浪澄灣 The Long Beach, West Kowloon: 1, 2


2

...[illegible]
...are bringing new lifestyle choice to Kowloon

港幣HK$ 4,800

以每平方呎平均售價港幣四千八百元售出逾三百個單位，不僅高於區內其他物業，亦較上財政年度之平均售價為高

Over 300 units were sold at an average price of HK$4,800 per square foot, not only a premium over other properties in the district but higher than the previous financial year

與二零零五年財政年度售出約七萬三千平方米的樓面面積比較，集團二零零六年財政年度僅售出兩萬一千平方米的樓面面積，而該等單位多為非高價的普羅住宅物業。故此，物業銷售業務之收入下跌百分之七十七，至港幣十億六千二百四十萬元。

Accordingly, whereas in the financial year 2005, the Group had sold some 73,000 square metres gfa, for the financial year 2006 only 21,000 square metres gfa were sold, with the focus on less expensive mass residential properties. As a result, revenue from property sales fell by 77% to HK$1,062.4 million.

年內售出之住宅物業，主要為西九龍填海區**碧海藍天**超過三百個單位，其每平方呎平均售價為港幣四千八百元。此售價不僅高於區內其他物業，亦較該項目上財政年度之平均售價為高。

The majority of sales came from **AquaMarine** in the West Kowloon reclamation area. Over 300 units were sold at an average price of HK$4,800 per square foot, not only a premium over other properties in the district but higher than the previous financial year.

二零零五年九月至今，香港並無舉行大型土地競投。故在二零零六年財政年度內，本集團之土地儲備並無改變，於二零零六年六月三十日仍包括四項已落成的住宅物業，合共之單位數目為三千二百個，樓面面積為二十八萬二千平方米。

Hong Kong has seen no significant tender activity since September 2005 and hence during the financial year 2006 there was no change in the Group's land bank, which comprises entirely the remaining 3,200 units of 282,000 square metres gfa in its four already completed developments at 30 June 2006.

中國內地

借助上海經驗，集團在內地其他城市的黃金地區，成功掌握多項良機





Mainland China

Our experience in Shanghai is allowing us to seize opportunities across the mainland at prime locations in other cities

中國內地業務
Mainland China Operations

本集團借助其香港經驗，成功拓展中國內地市場。中國業務持續壯大，現已成為集團旗下一支勁旅。

財政年度內，租金保持堅穩，而集團上海物業之租出率保持百分之一百。因此，收入增加百分之二十七，達港幣七億二千一百九十萬元，佔集團總收入百分之十九以及集團投資物業收入百分之二十七。

The Group has successfully leveraged its experience in Hong Kong to develop business in mainland China, which is now a highly dynamic part of our operations.

During the financial year, rentals continued to remain firm and our Shanghai properties remained 100% let. As a result, revenues increased by 27% to HK$721.9 million, representing 19% of total Group revenues and 27% of the Group's revenues from investment properties.



在黃金地點作出投資

集團在中國內地之發展策略，乃專注於主要城市的黃金地點及建立一個以商場為主的優質投資物業組合。隨著經濟持續發展，中國內地之收入及消費遞增，故應可為集團之中國業務帶來穩步增長的收益。

由於中國內地市場仍處於發展初期，集團在落實業務策略時，務須審慎挑選並以合理價錢購入可續享黃金地利的土地。我們相信，集團過去十四年在上海的成果，提供了穩固根基，讓我們可更進取地開拓中國內地的其他城市。未來兩至三年，集團計劃投資十二個或以上的發展項目，令中國內地業務佔集團總租金收入的比例，增至逾百分之五十的水平。

集團之現有項目上海恒隆廣場和港匯廣場，在財政年度內均錄得顯著的收益增長。

Investing in Prime Locations

The strategy in mainland China is to focus on building a portfolio of high quality investment properties in the prime locations of major cities, with a particular emphasis on the retail segment. This should ensure steadily rising revenue as the economy develops, income rises and the consumer class expands.

With the market still very much in its infancy, the execution of this strategy requires prudence in selecting sites that will retain their premium locations and in securing them at reasonable prices. We believe our success in Shanghai during the last 14 years has given us a solid basis on which we are now expanding more aggressively into other cities. Over the next two to three years we plan to invest twelve or more projects and raise the proportion of mainland China revenues to total Group rental revenues to over 50%.

The Group's existing portfolio, comprising **Plaza 66** and **The Grand Gateway** in Shanghai saw considerable growth in revenues during the financial year.

Our properties in Shanghai are increasingly sought after...









...by local and international brands

上海 恒隆廣場 Plaza 66, Shanghai: 1, 2, 3, 4

12 發展項目 projects

未來兩至三年，集團計劃投資十二個或以上的發展項目，令中國內地業務佔集團總租金收入的比例，增至逾百分之五十的水平

Over the next two to three years we plan to invest twelve or more projects and raise the proportion of mainland China revenues to total Group rental revenues to over 50%

恒隆廣場位於上海主要大街南京西路，是浦西區之最高建築物。其擁有首幢甲級辦公室大樓，下設大型購物商場。財政年度內，該購物商場之租出率保持百分之一百，收入增加百分之二十五；辦公室大樓之租出率為百分之一百，租金收入增加百分之十四。

恒隆廣場第二幢辦公室大樓正如期施工，可望於二零零六年年底落成。該座八萬一千四百平方米的甲級辦公室大樓現已展開預租活動，市場反應甚為踴躍。

港匯廣場位於上海最大地鐵站徐家匯地鐵站之上蓋，包括一座樓面面積達十萬零二千平方米之購物商場，擁有多類型電影院、食肆及各類消閒設施。

Plaza 66 is the tallest structure in Puxi District and is located on Nanjing Xilu, one of the city's main thoroughfares. The Grade A office space of the first office tower is built over a large retail podium. Occupancy for the retail portion remained at 100% and income increased by 25% during the financial year. The office portion was 100% let and rental income rose 14%.

A second office tower, which will offer 81,400 square metres of Grade A space is currently under construction and is scheduled for completion by the end of 2006. Pre-leasing has begun and again the response has been extremely strong.

The Grand Gateway is a large complex above Xujiahui Station, Shanghai's largest subway station. The development was of a 102,000 square metre gfa shopping centre incorporating multiplex cinemas, restaurants and leisure facilities.




The Grand Gateway attracts the highest traffic of shoppers in Shanghai

上海 港匯廣場 The Grand Gateway, Shanghai: 1, 2, 3

吸引頂級優質租戶

上述辦公室大樓之租出率及租金均達高水平，並獲多家跨國公司獨自租用數層，足證跨國公司對此等優質項目需求殷切。

集團持續改善商場的租戶組合以增加租金收入，從而爭取最大回報。

年內，恒隆廣場除原有的世界知名品牌店外，並獲寶格麗(Bvlgari)、伯爵(Piaget)、Tiffany、Van Cleef & Arpels及Joyce等開設旗艦店。為提高形象及進一步鞏固市場地位，恒隆廣場購物商場計劃於二零零七年開闢一層「豪華手錶」專區。

港匯廣場獲Hugo Boss、Paul & Shark、范思哲(Versace)及DKNY等國際品牌成為新租戶，為上海日益興盛的中產階級提供更多購物姿采，亦令商場的租金水平得以顯著上揚。

新項目

正如去年年報所述，集團於二零零五年一月購入一幅位於天津市黃金地段面積達四點四公頃之土地。天津市鄰近北京，是一個人口超過一千萬人的城市。集團計劃在該幅土地上，發展一個樓面面積達十五萬平方米的購物商場。

Attracting Top Quality Tenants

The high occupancy and rental levels achieved at the office properties testify to the very strong demand for these top quality developments from multinational lessees, many of whom have taken several floors of the space.

We continued to work to maximise returns through refining the tenant mix to boost rental revenue.

At **Plaza 66**, in addition to the many existing world famous brands, a number of flagship stores were added during the year including Bvlgari, Piaget, Tiffany, Van Cleef & Arpels and Joyce. In order to raise the mall's image and further strengthen its market positioning, a special 'luxury watch floor' is planned to open in 2007.

The Grand Gateway is catering to the lifestyle aspirations of Shanghai's burgeoning middle class. The new tenant mix resulted in a very significant rise in achieved rental levels. Several new brands joined the roster of leading names, including Hugo Boss, Paul & Shark, Versace and DKNY.

New Projects

As reported in our last annual report, the Group acquired 4.4 hectares of land in January 2005 at a prime site in Tianjin, the city of over 10 million inhabitants near Beijing, and plans for a 150,000 square metre gfa retail development are being drawn up.

二零零五年九月，集團購入一幅位於瀋陽市瀋河區中街路面積達三點五公頃之土地。瀋陽市是中國東北遼寧省省會，人口達七百萬人。該幅商業黃金地塊毗鄰「瀋陽故宮」，集團計劃在該址興建一幢樓高五層、樓面面積達十二萬平方米的世界級購物商場。

鑑於瀋陽市經濟近年增長蓬勃，提供可觀的發展潛力，故集團於今年八月亦即財政年度後，購入第二幅位於瀋陽市的黃金地塊。該幅九點二公頃之土地位於瀋河區青年大街市政府廣場毗鄰、屬於瀋陽市舊區重建「金廊」的一部份。集團計劃在該址興建一座巨型綜合發展項目，當中包括世界級購物商場、辦公室大樓、六星級酒店及服務式寓所，總樓面面積達九十二萬平方米。

二零零六年一月，集團與濟南市之市政府簽訂一份意向書，擬購入一幅面積達六點四公頃鄰近大明湖和千佛山等景點之土地。濟南市乃山東省省會，人口達六百萬人，按國內生產總值計算，居全國之第二位。集團計劃在該址興建一幢樓高六層、樓面面積達十五萬平方米的購物商場。

二零零六年七月，集團與湖南省長沙市政府簽訂另一份意向書，計劃在長沙市芙蓉區一幅面積為七公頃之土地上，興建一座高級購物商場、辦公室大樓及服務式寓所，樓面面積為五十萬平方米。

集團現正在中國內地積極物色其他機會。

In September 2005, we acquired a 3.5 hectare site on Zhongjie Road in Shenhe District, Shenyang, a city of 7 million people that is the capital of China's northeastern Liaoning province. The site is also in a prime commercial location, near the imperial palace and again, is now being prepared for the construction of a 120,000 square metre gfa five-storey world-class shopping centre.

Recognising the strong potential offered by Shenyang, which has seen robust economic growth in recent years, subsequent to the financial year end in August we acquired a second site of 9.2 hectares near City Plaza along Qingnian Street, also in Shenhe District, the 'Golden Corridor' that is part of the city's urban renewal area. The site will be developed into a large scale multi-complex, including a luxury branded shopping mall, office towers, 6-star hotels and serviced apartments with a total of 920,000 square metres gfa.

In Jinan, in January 2006, a Memorandum of Understanding (MOU) was signed with the municipal government regarding a 6.4 hectare plot near the scenic spots of Daming Lake and Qianfo Mountain. Jinan, the 6 million people strong capital city of Shandong province, has the second highest GDP in China. Our intention is to construct a six-storey shopping centre of 150,000 square metres gfa.

In July 2006, another MOU was signed with the city government of Furong District in Changsha, Hunan province. The aim is to develop on a 7 hectare site, a complex comprising an upscale shopping centre, office towers and serviced apartments of 500,000 square metres gfa.

The Group has been actively pursuing other opportunities across mainland China.

中國內地投資物業及發展中物業之按地域性分析

Geographical Analysis of Mainland China Investment Properties and Properties Under Development

		總樓面面積（千平方米） Total Gross Floor Area ('000 sq. m)		租金收入（港幣百萬元） Rental Revenue (HK$ million)		租出率（百分率） Occupancy Rate (%)	
		2006	2005	**2006**	2005	**2006**	2005
上海	*Shanghai*						
徐匯區	Xuhui District	**101.9**	101.9	**322.9**	230.6	**100**	100
靜安區	Jing An District	**211.3**	211.3	**399.0**	337.0	**100**	100
		313.2	313.2	**721.9**	567.6	**100**	100
天津	*Tianjin*	**150.0**	150.0	**-**	-	**-**	-
瀋陽	*Shenyang*	**120.0**	-	**-**	-	**-**	-
總計	Total	**583.2**	463.2	**721.9**	567.6	-	-

業務展望
Business Outlook



We aim to build state-of-the-art complexes

天津 發展項目 Tianjin Project

二零零七年財政年度內，集團料會繼續採取其為現有物業組合提升價值之策略，同時積極開拓中國內地市場。

香港方面，集團旗下投資物業之租金收入可望進一步上升。受惠於香港和區內的經濟增長，寫字樓、商舖及住宅物業租金持續上揚，但幅度會較為溫和。此外，租約更新週期的暢旺程度仍保持良好水平。集團會從品牌、主題及租戶組合等多方面入手，繼續發掘旗下投資物業的潛在價值。

During the financial year 2007, the Group expects to continue pursuing its strategy of enhancing its existing portfolio while expanding aggressively in mainland China.

In Hong Kong, our investment properties should see further gains. Buoyed by economic growth in Hong Kong and the region, rental rates for office, retail and residential properties continue to rise, although at a moderate pace. The rent reversion cycle for our portfolio remains positive. We will continue to unlock value through attention to brand, theme and tenant mix.

物業發展業務頗視乎利率走勢。二零零六年上半年內，香港僅錄得約五千宗住宅物業成交，低於正常買賣宗數，故市場明顯地積壓了需求。大部分觀察家認為，一旦美國和香港利率週期清楚見頂，樓市便可望反彈。

至於中國內地業務，在強勁的經濟增長下，加上集團不斷改善租戶組合和管理配套，旗下物業租金可望保持堅穩。此外，恒隆廣場第二幢辦公室大樓可望於二零零六年年底落成，為集團之中國物業組合增添八萬一千四百平方米優質樓面面積。該物業的招租情況甚為理想，料可在本財政年度下半年為集團帶來可觀的盈利貢獻。

我們將繼續發展天津及瀋陽項目，最早於二零一零年便可投入運作。中國內地是全球最富活力的市場之一，我們定會積極在此尋找其他機會。

集團擁有充裕資金供業務擴展所需。二零零六年六月，集團簽訂一項港幣六十億元銀團貸款。該項五年期循環貸款之年息率為香港銀行同業拆息加二十三個基點，創下了集團長期信貸利率的新低。有關貸款於包銷和銀團籌組階段均獲超額認購，故由原定的港幣五十億元增至港幣六十億元。

On the development side, much will depend on interest rates. In the first half of calendar year 2006, only some 5,000 transactions were recorded, below the normal take up rate. Clearly, therefore, there is pent up demand and most observers think the market will rebound once it is clear that the interest rate cycle in the United States and hence Hong Kong has peaked.

In mainland China, again, strong economic growth combined with our efforts to maximise our retail investment properties through improved tenant mix and management support is expected to keep rentals firm. The portfolio will also benefit before the end of calendar year 2006 from the addition of a second office tower at **Plaza 66**. Offering 81,400 square metres gfa of high quality space, the Office Tower 2 already has a long waiting list of tenants and its earnings will make a significant contribution to the second half of the financial year.

We will continue to progress our projects in Tianjin and Shenyang, which at the earliest should be operating by 2010. We will also pursue other opportunities in mainland China, one of the world's most exciting markets.

We are well funded for expansion. In June 2006, the Group syndicated a HK$6 billion revolving credit facility. The 5-year facility's interest rate of HIBOR plus 23 basis points set a new benchmark for our long term funding. It was oversubscribed at both the underwriting and general syndication stages, resulting in the size of the facility being increased from the original HK$5 billion to HK$6 billion.





瀋陽 發展項目 Shenyang Project: 1, 2

主要物業概覽
Major Properties at a Glance

香港物業租賃
Hong Kong Property Leasing

商場及商舖 Commercial and Retail



QUEENSWAY PLAZ





1 山頂 山頂廣場
The Peak Galleria, The Peak

2 金鐘 金鐘廊
Queensway Plaza, Admiralty

3 銅鑼灣 名店坊
Fashion Walk, Causeway Bay

4 旺角 雅蘭中心一及二期
One & Two Grand Tower, Mongkok

5 鰂魚涌 康怡廣場
Kornhill Plaza, Quarry Bay

6 旺角 家樂坊
Gala Place, Mongkok

寫字樓 Office




BASKERVILLE
HOUSE




1 尖沙咀 格蘭中心
Grand Centre, Tsimshatsui

2 中環 印刷行
Printing House, Central

3 中環 樂成行
Baskerville House, Central

4 鰂魚涌 樂基中心
Stanhope House, Quarry Bay

5 銅鑼灣 恒隆中心
Hang Lung Centre, Causeway Bay

6 旺角 栢裕商業中心
Park-In Commercial Centre, Mongkok

住宅及寓所 Residential and Apartment







1 鰂魚涌 康蘭居
Grand Plaza Apartments, Quarry Bay

2 半山 御峯
The Summit, Mid-Levels

香港物業發展及銷售
Hong Kong Property Development and Sales

住宅 Residential









1 西九龍 君臨天下
The HarbourSide, West Kowloon

2 何文田 君逸山
Carmel-on-the-Hill, Ho Man Tin

3 西九龍 碧海藍天
AquaMarine, West Kowloon

4 西九龍 浪澄灣
The Long Beach, West Kowloon

1
2 4
3

中國內地物業租貸
Mainland China Property Leasing






66
恒隆廣場

1 上海 港匯廣場
The Grand Gateway, Shanghai

2 上海 恒隆廣場
Plaza 66, Shanghai

中國內地未來發展
Future Developments in Mainland China













1 天津 發展項目
Tianjin Project

2 瀋陽 發展項目
Shenyang Project

3 各大城市
Major cities

集團主要物業
Major Group Properties

A 主要發展中物業
A Major Properties Under Development

於二零零六年六月三十日 At 30 June 2006

地點	Location	地盤面積（平方米）Site Area (sq. m)	主要用途 Main Usage	總樓面面積（平方米）Total Gross Floor Area (sq. m)	施工階段 Stage of Completion	預計落成日期 Expected Completion Date
香港	**Hong Kong**					
藍塘道，內地段5747號	Blue Pool Road, IL 5747	7,850	R	審批中 Pending Approval	計劃中 Planning	不適用 N/A
上海	**Shanghai**					
恒隆廣場，靜安區南京西路，1266號	Plaza 66, 1266 Nan Jing Xi Lu, Jing An District	31,100	O	81,400	OT2 建築上蓋 Superstructure	2006
天津	**Tianjin**					
和平區	Heping District	44,277	C	150,000	計劃中 Planning	2010
瀋陽	**Shenyang**					
瀋河區	Shenhe District	34,845	C	120,000	計劃中 Planning	2010

C： 商舖
O： 寫字樓
OT2： 寫字樓第二座
R： 住宅

C： Commercial
O： Office
OT2： Office Tower 2
R： Residential

除恒隆廣場外（與團持有百分之八十二權益），以上物業皆為本集團全資擁有。

All the above properties are wholly owned by the Group except Plaza 66 which the Group holds 82% interest.

B 已建成待售物業
B Properties Completed for Sale

於二零零六年六月三十日 At 30 June 2006

地點	Location	主要用途 Main Usage	總樓面面積（平方米） Total Gross Floor Area (sq. m)	住宅單位數目 No. of Residential Units	車位數目 No. of Carparking Spaces
香港	**Hong Kong**				
君臨天下，柯士甸道西1號，九龍內地段11080號	The HarbourSide, 1 Austin Road West, KIL 11080	R	106,805	877	614
碧海藍天，深盛路8號，新九龍內地段6338號	AquaMarine, 8 Sham Shing Road, NKIL 6338	R	32,259*	488	404
		C	22,350		112
君逸山，迦密村街9號，九龍內地段11122號	Carmel-on-the-Hill, 9 Carmel Village Street, KIL 11122	R	1,082	15	40
		C	2,131		
浪澄灣，海輝道8號，九龍內地段11152號	The Long Beach, 8 Hoi Fai Road, KIL 11152	R	142,150	1,829	305
		C/O	20,200		85

* 與房屋協會就項目銷售後之淨收益分賬達成協議

* Subject to an agreement with the Housing Society on the sharing of the net proceeds on property sales

C： 商舖
R： 住宅
O： 寫字樓

C : Commercial
R : Residential
O : Office

除碧海藍天外（集團持有百分之九十權益），以上物業皆為本集團全資擁有。

All the above properties are wholly owned by the Group except AquaMarine which the Group holds 90% interest.

C 主要投資物業
C Major Investment Properties

於二零零六年六月三十日 At 30 June 2006

地點	Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq. m) 商場及商舖 Commercial and Retail	 寫字樓及工業／寫字樓 Office and Industrial/Office	 住宅及寓所 Residential and Apartment	車位數目 No. of Carparking Spaces
香港	**Hong Kong**					
中環及金鐘	***Central and Admiralty***					
印刷行，都爹利街6號，內地段339號	Printing House, 6 Duddell Street, IL 339	2848	1,709	5,980	-	-
都爹利街1號，內地段7310號	1 Duddell Street, IL 7310	2848	-	9,007	-	-
樂成行，雪廠街22號，內地段644號	Baskerville House, 22 Ice House Street, IL 644	2880	1,473	3,379	-	-
渣打銀行大廈，德輔道中4-4A號，海傍地段103號A段及B段	Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML 103	2854	4,814*	23,730*	-	16
金鐘廊，金鐘道93號	Queensway Plaza, 93 Queensway	2012	6,923	-	-	-
銅鑼灣及灣仔	***Causeway Bay and Wanchai***					
恒隆中心，百德新街2-20號，內地段524號及749號	Hang Lung Centre, 2-20 Paterson Street, IL 524 & IL 749	2864	8,613	22,161	-	126
銅鑼灣物業，百德新街，厚誠街，記利佐治街，加寧街，京士頓街，告士打道，海傍地段231號及52號，內地段469號及470號	Causeway Bay Properties, Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML 231, ML 52, IL 469 & IL 470	2842, 2864 & 2868	31,072	-	7,935	-
栢景臺，英皇道1號，內地段8560號	Park Towers, 1 King's Road, IL 8560	2060*	1,101	-	-	250
瑞安中心，15至28樓，港灣道6-8號，內地段8633號	Shui On Centre, 15/F-28/F, 6-8 Harbour Road, IL 8633	2060*	-	16,313	-	42

C 主要投資物業(續)
C Major Investment Properties (Continued)

地點	Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq. m) 商場及商舖 Commercial and Retail	寫字樓及工業/寫字樓 Office and Industrial/Office	住宅及寓所 Residential and Apartment	車位數目 No. of Carparking Spaces
康山及鰂魚涌	***Kornhill and Quarry Bay***					
康怡廣場，康山道1-2號，內地段8566號	Kornhill Plaza, 1-2 Kornhill Road, IL 8566	2059*	53,080	10,577	–	1,069
康蘭居，康山道2號，內地段8566號	Grand Plaza Apartments, 2 Kornhill Road, IL 8566	2059*	–	–	35,275	–
樂基中心，英皇道734號，內地段3507號	Stanhope House, 734 King's Road, IL 3507	2007*	1,051	26,720	–	70
山頂及半山區	***The Peak and Mid-Levels***					
山頂廣場，山頂道118號，市郊地段3號	The Peak Galleria, 118 Peak Road, RBL 3	2047	12,500	–	–	493
花園臺，2-3號第二座，舊山頂道8A號，內地段896號及2850號	Nos. 2&3, Garden Terrace, Block 2, 8A Old Peak Road, IL 896 & IL 2850	2078 & 2886	–	–	558	26
御峯，司徒拔道41C號，內地段8870號	The Summit, 41C Stubbs Road, IL 8870	2047	–	–	15,225	54
港島南區	***Hong Kong South***					
濱景園，南灣道9號，市郊地段994號	Burnside Estate, 9 South Bay Road, RBL 994	2072	–	–	9,212	89
旺角	***Mongkok***					
旺角中心第一期，彌敦道688號，九龍內地段1262號	Argyle Centre, Phase I, 688 Nathan Road, KIL 1262	2060	50	2,300	–	–
雅蘭中心一期，彌敦道627-641A號，九龍內地段10246號	One Grand Tower, 627-641A Nathan Road, KIL 10246	2060	19,276	22,637	–	40
雅蘭中心二期，彌敦道625號，九龍內地段10234號	Two Grand Tower, 625 Nathan Road, KIL 10234	2060	1,629	8,614	–	–
恒通大廈，廣東道1112-1120號，九龍內地段9708號	Hang Tung Building, 1112-1120 Canton Road, KIL 9708	2045*	–	–	–	955

C 主要投資物業(續)
C Major Investment Properties (Continued)

地點	Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq. m) 商場及商舖 Commercial and Retail	寫字樓及工業/寫字樓 Office and Industrial/Office	住宅及寓所 Residential and Apartment	車位數目 No. of Carparking Spaces
旺角(續)	*Mongkok (Continued)*					
栢裕商業中心/家樂坊,登打士街56號,九龍內地段9590號	Park-In Commercial Centre/Gala Place, 56 Dundas Street, KIL9590	2044*	6,297	29,966	–	478
荷李活商業中心,彌敦道610號,九龍內地段11024號	Hollywood Plaza, 610 Nathan Road, KIL 11024	2047	9,136	17,974	–	–
尖沙咀	*Tsimshatsui*					
格蘭中心,堪富利士道8號,九龍內地段7725號及8026號	Grand Centre, 8 Humphreys Avenue, KIL 7725 & KIL 8026	2038	3,688	7,198	–	–
恒福時裝雅集,彌敦道221B-E號,九龍內地段10619號及8132號	Hanford Fashion, 221B-E Nathan Road, KIL 10619 & KIL 8132	2037	2,443	3,892	–	–
牛頭角及觀塘	*Ngau Tau Kok and Kwun Tong*					
淘大商場,牛頭角道77號,新九龍內地段53號,1482號,2660號及3947號	Amoy Plaza, 77 Ngau Tau Kok Road, NKIL 53, NKIL 1482, NKIL 2660 & NKIL 3947	2047	44,951	–	–	620
淘大工業中心,牛頭角道7號,新九龍內地段1744號	Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL 1744	2047	–	6,547	–	–
麗港城商場,茶果嶺道,新九龍內地段6055號	Laguna Plaza, Cha Kwo Ling Road, NKIL 6055	2047	15,619	–	–	165
長沙灣及葵涌	*Cheung Sha Wan and Kwai Chung*					
百佳大廈,青山道476號,新九龍內地段1761號	Park Building, 476 Castle Peak Road, NKIL 1761	2047	397	13,109	–	–

C 主要投資物業(續)
C Major Investment Properties (Continued)

			樓面面積(平方米) Gross Floor Area (sq. m)			
地點	Location	地契屆滿年期 Lease Expiry	商場及商舖 Commercial and Retail	寫字樓及工業/寫字樓 Office and Industrial/Office	住宅及寓所 Residential and Apartment	車位數目 No. of Carparking Spaces
長沙灣及葵涌(續)	*Cheung Sha Wan and Kwai Chung (Continued)*					
荔灣花園，荔景山道1A1、1A2、5A、6A及6B號商舖，測量約分4號地段3336號	Laichikok Bay Garden, Shops 1A1, 1A2, 5A, 6A & 6B, Lai King Hill Road, Lot 3336 of SD 4	2047	3,109	–	–	172
紅A中心，青山道443-451號，丈量約分445號地段690號A段	Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD 445	2047	–	28,512	–	27
上海	**Shanghai**					
港匯廣場，徐家匯虹橋路1號，徐匯區	The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District	2043	101,924	–	–	1,100
恒隆廣場，南京西路1266號，靜安區	Plaza 66, 1266 Nan Jing Xi Lu, Jing An District	2044	51,700	78,200	–	392

* 可續期七十五年

* With an option to renew for a further term of 75 years

† 集團現擁有面積二萬二千一百零一平方米寫字樓之租金收入，其餘樓面之收租權益將於二零一二年交回本集團

† *The Group is now* entitled to rental on 22,101 square metres of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012

財務業績及狀況回顧
Review of Financial Results and Position

營業額
Turnover

由於市場需求強大（特別是辦公室分部），香港之租金收入顯著增長。有賴於中國內地經濟持續迅速增長，上海物業持續表現突出。物業銷售方面，本集團售出逾三百個碧海藍天住宅單位，其每平方呎售價約為四千八百元。

Hong Kong rental income increased considerably due to strong market demand especially in the office segment. The Shanghai properties continued their outstanding performance as mainland China's economy continued to grow rapidly.

In property sales, we sold over 300 units of AquaMarine at approximately $4,800 p.s.f.

其他收入
Other income

其他收入主要包括二億五千三百萬元之銀行利息收入，而該等銀行利息收入因所持有現金增加以及利率較高而有所增長。

Other income comprised mainly bank interest income of $253 million which increased owing to higher cash holdings and higher interest rates.

行政費用
Administrative expenses

行政費用主要包括行政人員成本及其他公司開支。

Administrative expenses comprised mainly administrative staff costs and other corporate expenses.

投資物業之公平值增加
Increase in fair value of investment properties

上個財政年度採納香港會計準則第40號後，估值變動已於收益表確認。

Following the adoption of HKAS 40 last financial year, valuation changes are recognised in the income statement.

財務費用
Finance costs

年內，財務費用與市場利率同步上升。

Finance costs rose in line with the increase in market interest rates during the year

二零零五／零六年度之財務業績
Financial results for 2005/06

以港幣百萬元計算	*in HK$ million*	2006	2005	變動（百分率） change (%)
營業額	**Turnover**			
租金收入	Rental income			
香港	Hong Kong	1,956	1,854	5%
中國內地	Mainland China	722	568	27%
		2,678	2,422	11%
物業銷售	**Property sales**	1,063	4,533	-77%
		3,741	6,955	-46%
其他收入	**Other income**	**317**	106	199%
直接成本及營業費用	Direct costs and operating expenses	(1,388)	(3,505)	-60%
行政費用	**Administrative expenses**	**(206)**	(154)	34%
投資物業之公平值增加	**Increase in fair value of investment properties**	**3,438**	5,403	-36%
財務費用	**Finance costs**	**(415)**	(256)	62%
應佔合營公司溢利	Share of profits of jointly controlled entities	90	118	-24%
稅項	Taxation	(1,003)	(1,583)	-37%
本年度溢利	Profit for the year	4,574	7,084	-35%
應佔純利	Attributable to			
股東	Shareholders	4,403	6,813	-35%
少數股東權益	Minority interests	171	271	-37%

於二零零六年六月三十日之財政狀況
Financial position at 30 June 2006

以港幣百萬元計算	in HK$ million	2006	2005	變動（百分率） change (%)
投資物業	**Investment properties**	**39,590**	36,032	10%
其他非流動資產	**Other non-current assets**	**3,537**	2,396	48%
存貨	Inventories	10,159	10,693	-5%
現金及銀行存款	**Cash and bank**	**5,984**	3,206	87%
其他流動資產	Other current assets	1,097	769	43%
流動負債	Current liabilities	1,862	2,319	-20%
銀行貸款	**Bank loans**	**8,454**	4,114	105%
優先股股份	**Preference shares**	**–**	355	-100%
浮息票據	Floating rate notes	1,500	1,500	0%
遞延稅項負債	**Deferred tax liabilities**	**3,691**	2,910	27%
其他長期負債	Other long term liabilities	571	643	-11%
資產淨值	Net assets	44,289	41,255	7%

投資物業
Investment properties

隨本集團之租賃業務（特別是辦公室分部）之收益大幅增加後，年內確認三十四億三千八百萬元之估值收益。

A valuation gain of $3,438 million was recorded this year following sharp growth of revenues at our leasing operations, especially in the office segment.

其他非流動資產
Other non-current assets

其他非流動資產增加反映本集團擴展其於中國內地之投資策略。

The increase in other non-current assets reflected the Group's strategy of expanding its investment in mainland China.

現金及銀行存款
Cash and bank

強勁現金狀況有助本集團把握未來湧現之投資商機。

The strong cash position will enable the Group to seize future investment opportunities.

銀行貸款
Bank loans

於二零零六年六月簽訂之銀團貸款達六十億元，利率極為優惠，為香港銀行同業拆息加年息率23個基點。

A syndicated loan of $6 billion was signed in June 2006 at a very favourable rate of HIBOR plus 23 basis points per annum.

優先股股份
Preference shares

所有優先股股份均已於年內轉換為恒隆地產有限公司之普通股股份，而其於香港聯交所及盧森堡證券交易所之上市地位已撤銷。

All preference shares were converted into ordinary shares of Hang Lung Properties Limited during the year and listing on the Hong Kong and Luxembourg stock exchanges was withdrawn.

遞延稅項負債
Deferred tax liabilities

遞延稅項負債增加與投資物業價值之升幅相應。

The increase in deferred tax liabilities corresponds to the increase in the value of investment properties.

財務回顧
Financial Review

流動資金及資本資源

二零零六年六月，本集團與十六家本地及國際銀行簽訂一項港幣六十億元之銀團貸款。該項目獲銀行界熱烈支持，並有助集團減省借貸成本。

本集團之負債率在結算日處於百分之九之低水平。公司之市值自一九九七年以來穩步上升，於二零零六年六月三十日約達港幣五百一十九億元。

於二零零六年六月三十日，尚未動用之銀行信貸連同銀行存款合共為港幣一百四十億六千七百六十萬元，其中港幣五十九億八千三百六十萬元為銀行存款，港幣七十一億五千九百萬元為承諾信貸，而港幣九億二千五百萬元為活期信貸。

於二零零六年六月三十日，本集團有港幣十五億元之浮息票據，該等票據須於二零零九年十二月全數償還及沒有權利轉換成本公司或其他公司之股份。集團並無其他未償還的定息或浮息票據或可換股債券。

二零零六年六月，所有尚未轉換的可換股累積優先股股份已強制轉換為普通股股份，本公司年內因而發行了四千四百四十萬股普通股新股份。

Liquidity and Capital Resources

In June 2006, the Group signed a HK$6.0 billion syndicated loan facility with 16 local and international banks. The facility was well received by the financial community, and will assist in reducing costs of funds for the Group.

The Group's gearing ratio at balance sheet date stood at a very low 9%. Market capitalisation has been steadily rising since 1997, and as at 30 June 2006 was approximately HK$51.9 billion.

As at 30 June 2006, undrawn banking facilities together with bank deposits amounted to HK$14,067.6 million, comprising HK$5,983.6 million in bank deposits, HK$7,159.0 million in committed facilities and HK$925.0 million in demand facilities.

At 30 June 2006, the Group has floating rate notes amounted to HK$1.5 billion which are repayable in full in December 2009 and have no rights of conversion into shares of the Company or any other body corporate. The Group has no other outstanding fixed or floating rate notes or convertible bonds.

All outstanding convertible cumulative preference shares were converted by June 2006 under a compulsory conversion and 44.4 million new ordinary shares were consequently issued during the year.

流動比率
於六月三十日



3.8 Times
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
倍 Times
02
03
04
05
06

Liquidity Ratio
At 30 June

附註：流動比率乃流動資產減存貨後與流動負債之比較
Note: Liquidity ratio represents current assets less inventories over current liabilities.

基本派息比率
截至六月三十日止年度



150
120
90
60
30
0
百分率 %
116%
02
03
04
05
06

Underlying Pay-out Ratio
For years ended 30 June

股息

董事局建議派發末期股息每股三角八仙，較去年度增加百分之三。全年度每股股息總額為五角一仙，較去年度增加百分之二。環顧所有香港上市地產公司，本集團之股息率持續居於榜首之列。

本集團繼續秉持在各個年度穩定地派發股息之政策。此「分攤」方式可避免股息與年度溢利掛鈎，後者有可能因銷售物業之時間而出現波動。有關方式令本集團近年來持續成為股息率最高之香港大型地產公司之一。

Dividend

The Board has proposed a final dividend of 38 cents per share, which is an increase of 3% above last year's figure. The total dividend for the year is 51 cents, up 2% from the previous year. The Group consistently offers one of the highest dividend yields amongst all stocks in Hong Kong's property sector.

The Group is continuing its policy of maintaining steady dividend payments. This 'smoothing out' process avoids pegging of the dividend to annual profits, thereby eliminating fluctuations tied to the timing of property sales. This policy has allowed the Group to consistently offer one of the highest dividend yields amongst the Hong Kong property sector.

會計準則

香港會計師公會已頒佈多項新訂及經修訂《香港財務報告準則》、《香港會計準則》及詮釋（統稱「HKFRSs」），並於本集團二零零五年七月一日或之後開始之會計期間生效。

本集團已於截至二零零五年六月三十日年度提早採納HKAS 40及HKSIC-Int 21，於收益表內確認重估變動及相關遞延稅項。

本集團於本年度額外採納其他新訂會計準則，如HKFRS 2「股權支付」、HKFRS 3「業務合併」、HKAS 32「金融工具：披露及列報」及HKAS 39「金融工具：確認及計量」。有關會計準則對本年度股東應佔純利之影響微不足道。

Accounting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively, 'HKFRSs') which are effective for the Group's accounting periods beginning on or after 1 July 2005.

The Group adopted in advance HKAS 40 and HKSIC-Int 21 for the year ended 30 June 2005 where revaluation changes and related deferred tax are recognized in the income statement.

For current year, the Group further adopted other new accounting standards like HKFRS 2 'Share-based payment', HKFRS 3 'Business Combinations', HKAS 32 'Financial instruments: Disclosure and Presentation', HKAS 39 'Financial instruments: Recognition and Measurement'. The effect on the net profit attributable to shareholders for the year is negligible.

風險管理
Risk Management

土地儲備

本集團已就中國內地業務制定投資計劃，其中包括對地點和項目的策略性篩選準則，重點為有關城市的整體發展和基建情況、當地政府的支持程度、項目涉及的土地成本及收益潛力等。在落實任何項目前，集團定必進行周詳評估。每個項目發展計劃均由經驗豐富的專業隊伍負責執行，而在項目選址、購置土地、可行性研究、項目設計及施工等重要階段，集團管理層均會積極監管，並於有需要時迅速作出決定，藉此提升項目的回報。

香港方面，集團繼續審慎物色機會，冀能透過各項購置方式適時地增加土地儲備。

Land Bank

The Group has developed an investment plan for mainland China which includes strategic criteria for the selection of locations and projects. This is based on the overall development and infrastructure of the cities where the projects are situated, the level of support from the local government and the land cost involved, having regard to the income potential of the projects concerned. Comprehensive evaluations are made before the Group commits to any project. In addition to having a professional and experienced team to execute the development plan for each project, the Group's management plays an active role in supervising the various stages of all projects including the site identification and acquisition, feasibility study, project design and implementation. Prompt management decisions are made as needed to enhance the project return.

In Hong Kong, the Group continues to identify opportunities prudently to expand its land bank at appropriate times by acquiring sites through various means.

現金管理及融資

所有附屬公司之現金流均由中央管理，藉此提高資金的成本效益。集團安排適量的銀行貸款額度來支持旗下所有公司的資金需要，這些貸款各有不同的還款期。集團亦不時以優惠價格和條件來訂立新的銀行信貸，以配合業務增長所需或為原有貸款再融資。集團會把盈餘現金匯集供償還貸款之用，或存放於金融機構以取得較佳回報。

Cash Management and Funding

The cash flow of all subsidiaries is managed on a centralised basis in order to enhance the cost-efficiency of funding. Adequate but not excessive banking facilities, with different maturity profiles, are arranged at the Group level to support the funding requirements of all Group entities. New banking facilities with favourable pricing and terms are entered into from time to time to match business growth or to refinance existing facilities. Surplus cash is pooled for repayment of borrowings or placing with financial institutions to achieve economies of scale and better rates of return.

流動性風險

集團保持穩健的流動資金水平，確保隨時備有足夠流動資金以符合業務要求，並密切監察各類債項的償還期，預先妥善部署還款安排。

Liquidity Risk

The Group maintains a strong liquidity position to ensure sufficient funds are available to meet liquidity requirements at all times. The repayment profile of liabilities is closely monitored and sources of payment are well planned in advance.

利率及匯率風險

集團密切監察其利率風險及市場利率走勢，務求把其整體借貸成本減至最低。集團大部分現有貸款均為浮息，但用以為集團部分中國內地業務提供融資之人民幣貸款除外。集團的貨幣資產和負債的到期日亦妥善分佈以減少風險。當情況恰當時，集團以本土貨幣貸款來對應有關業務及有關的營運貨幣，從而降低匯率波動所帶來的風險。

Interest Rate and Exchange Rate Risks

The Group monitors closely its interest risk exposure and interest rate movements with an aim to minimise the overall cost of borrowings. Most of the Group's current borrowings are subject to floating interest rates, with the exception of RMB borrowings which are used to finance certain of the Group's mainland China operations. The maturities of monetary assets and liabilities are distributed in a way to minimise the repricing risk. Exchange rate risks arising from fluctuation of exchange rates are mitigated by using local currency funding, where appropriate, to match the operating currencies.

採用衍生工具

集團之政策絕不容許訂立任何投機性的衍生工具交易。集團只可採用衍生工具來管理財務風險或作出對沖，並只可在經濟情況確實有需要下方能採用。

交易對手/信貸風險

集團只可在信貸風險可接受的情況下與其他方進行交易。當集團調配盈餘資金時，對方必須為有聲譽的交易對手(例如財政穩健的金融機構)。集團亦定期就本身與每名交易對手的信貸關係作出管理，以避免過量集中所帶來的風險。

零售市道及收租管理

集團於適當時節舉辦各項推廣活動，為旗下商場增加人流，並經常審閱旗下商場之租戶組合、收租政策及租金拖欠情況。此外，集團向租戶收取按金以減低欠租風險，並在適當情況下向遲繳租金之租戶徵收罰款。當出現拖欠租金情況時，集團會迅速採取行動，令潛在損失減至最小。

保險及保養

集團定期審閱旗下所有投資物業，並及早採取預防措施以確保該等物業均處於良好狀況。集團除定期為旗下所有物業實施保養計劃外，亦定期為有關的住宅物業及商場進行大型的清潔和翻新行動及改善設施。集團所有投資物業，均已就各項可能帶來損失之意外事件購買保險。

營運風險

集團設有完善的內部監控機制，防止欺詐行為、越權行為、人為錯誤及系統失誤帶來損失。內部審計部定期就內部監控機制進行獨立審閱。此外，集團定期為電腦資訊備份並設有後備營運中心，把緊急事件對集團業務運作的影響減至最小。

Use of Derivatives

It is the policy of the Group that no speculative derivative transactions be entered into. The Group may use derivative instruments solely for financial risk management/hedging purposes if justified by the economic situation.

Counterparty/Credit Risk

The Group only undertakes transactions with counterparties that represent acceptable credit risks. When deploying surplus funds, the Group only deals with reputable counterparties such as financial institutions having sound finances. The Group also manages exposure to individual counterparties regularly to avoid undue concentration risk.

Retail Climate and Rental Collection

The Group organises promotional events at appropriate occasions to improve customer traffic at its retail centres. The tenant mix at the Group's retail outlets remains under constant review, along with the policies on the collection of rental and outstanding debts. Rental deposits are received in advance from tenants to mitigate the potential default risks and penalties are imposed for late payment where appropriate. The Group takes prompt action when rentals are in arrears to minimise potential losses.

Insurance and Maintenance

All investment properties are regularly reviewed and precautionary measures are taken promptly to maintain and improve their condition. In addition to the Group's ongoing maintenance programme to enhance all buildings, large-scale cleaning, renovation and facility-upgrading exercises are regularly conducted at both residential properties and shopping malls. All investment properties are well insured for any loss from casualties.

Operational Risk

The Group has well established internal control system to protect against loss arising through fraud, unauthorised activities, error and system malfunctions. Independent reviews of the internal control systems are regularly performed by the Internal Audit Department. Information backup is performed on a regular basis and a back up site is in place to ensure disruption to business is minimised in the case of a contingency.

企業公民
Corporate Citizenship

身為亞洲一家主要地產公司，恒隆積極參與社會事務，透過多項目標明確的行動，致力為社會作出貢獻。多年來，我們努力不懈地協助年青人成長，而在本財政年度內，集團為支持各類公益和環保計劃，合共作出超過港幣六百萬元的襄助。

As one of Asia's leading property companies, the Group is deeply involved with the communities in which it operates, and strives to make a positive contribution through a variety of targeted initiatives. In this regard, we have been supporting youth development for many years. In all, the Group provided over HK$6 million of support to various community and environmental programmes during the financial year.

6百萬 million

在本財政年度內，集團為支持各類公益和環保計劃，合共作出超過港幣六百萬元的襄助

In all, the Group provided over HK$6 million of support to various community and environmental programmes during the financial year

培育身心豐盛的下一代，向來是集團公益事務的重點之一。二零零六年財政年度內，集團透過各類計劃為年青人進一步提供支持和鼓勵。

The health and prosperity of the next generation remained a major focus for our efforts in corporate citizenship and the financial year 2006 saw our programmes provide further assistance and motivation to younger people.

我們相信，恒隆身為盡責的企業公民，為培育香港的下一代，扮演著重要的角色。集團贊助每兩年一度舉行的「恒隆數學獎」，透過獎賞和表揚來激發香港中學生對數學的興趣。該項比賽是亞洲首個同類型的比賽，由香港中文大學數學科學研究所主辦，並由丘成桐教授擔任評審會主席。

As a responsible corporate citizenship, we believe we have an important role in nurturing our next generation in Hong Kong. Every two years the Group sponsors the Hang Lung Mathematics Awards, a platform to reward and recognise secondary school students with a passion for mathematics. Administered by the Institute of Mathematical Sciences of The Chinese University of Hong Kong, and chaired by Professor Shing-tung Yau, this biennial competition is the first of its kind in Asia.

比賽成功地激發學生對數學研究之熱情，並為學生、教師和學校創造了一個提升數學之教學質素的環境。各中學的學生均可組隊參賽，每隊最多5人，由一位老師帶領。每隊自訂數學課題和計劃，進行研究及提交研究方法和報告。每間學校可有超過一隊參賽隊伍。

This competition has successfully stimulated interest in mathematics research, and has created an environment for students, teachers and schools to raise the quality of mathematics in their educational curricula. Schools are invited to form teams of up to five students along with a supervising teacher. Each team designs and carries out a mathematics research project, then submits a project report which summarises the methodology, research and results. Schools are permitted to enter more than one team.

財政年度內，集團積極籌備二零零六年「恒隆數學獎」。截至二零零六年六月，已有超過九十隊參賽隊伍。頒獎典禮將於二零零六年十二月舉行。

During the financial year, the Group has been preparing for the 2006 Hang Lung Mathematics Awards. By June 2006, over 90 teams had participated in the competition. The award presentation will be held in December 2006.

除贊助年青人計劃外，我們亦協助商界和社會相關機構促進社會了解。

In addition to sponsoring youth oriented programmes, we have helped fund business and community related institutions to support and foster understanding across society.

香港大學「一比一建造計劃」'HKU One-to-one Construction' Project





綠的歡欣有限公司之「名樹護養計劃」Green Fun Limited's 'Adopt a Vintage Tree' Campaign

教育是我們關注的另一重點。在集團主席協助下，香港工會聯合會舉辦「勞資關係及人力資源管理研究證書課程」，就各國勞資關係進行研究和比較。我們亦贊助了香港大學「一比一建造計劃」，讓港大建築系學生從真實的建築過程中吸收寶貴經驗。

公眾人士、商界和政府均日益重視環保。財政年度內，集團贊助非牟利組織綠的歡欣有限公司之「名樹護養計劃」，協助喚起各界重視樹木對香港環境的重要。

身為物業發展商兼業主，集團不斷改善業務運作，作出更佳的環保管理。當發展新物業時，集團把環保列為整體設計的重要元素，有效地減少廢棄物及提高節能，港匯廣場便是一個好例子。至於集團旗下的投資物業，集團響應政府對空調溫度的規定，在公用地方作出適當的調溫，並兼顧較大空間和範圍的舒適需要。

集團繼續推行無紙辦公室概念，鼓勵全體員工於日常工作應用網絡系統，並提供所需的設備及加強員工的有關技能。集團亦提升資訊系統及發展電子平台，從而簡化日常的工作流程。此等措施為集團帶來更佳的營運效率及員工管理。

Education is another strong area of focus. The Group Chairman helped institute a Postgraduate Certificate in Industrial Relations & Human Resource Management with The Hong Kong Federation of Trade Unions, which aims to provide research and comparative studies of industrial relations in a global basis. We also sponsored The University of Hong Kong's 'HKU One-to-one Construction Project' which provides valuable experience of real construction work for students in the Department of Architecture.

Environmental protection is of increasing concern to the general public, business and the Government. During the financial year, we sponsored Green Fun Limited's 'Adopt a Vintage Tree' campaign, helping to raise awareness of the importance of treescapes to Hong Kong's environment.

As an owner and developer of properties, the Group has also been examining its operations to see where it can best improve its environmental management. In the development of new properties, such as *The Grand Gateway*, environmental considerations have become more integral to the design process, resulting in improved waste management and more energy efficient design. For our investment properties, we have taken note of the Government's initiative to regulate air conditioning and have made adjustments in common areas, while bearing in mind the need to maintain comfortable temperatures across large and complex spaces.

We continued to promote a 'paperless office' by encouraging all employees to adopt web-based applications, equipping them with the necessary equipment and skills. We have also continued to enhance our systems and develop service platforms that help simplify work processes in daily operations. This has resulted in greater productivity and more effective management.

僱員關係
Employee Relations



超過三百名員工及其家眷於完成修復的北京故宮建福宮花園內參觀

Over 300 employees and family members visited the restored Jianfu Palace Garden in the Forbidden City in Beijing

為令業務長期持續增長，集團矢志建立一支熱誠工作的能幹團隊，以實現其業務目標。集團所有僱員均以誠信、忠貞、權操及昭明等四大核心價值為基準，致力為集團的抱負作出貢獻。

於二零零六年六月三十日，集團僱用一千七百二十六名員工，包括香港員工一千零二十人及中國內地員工七百零六人。年內，員工之薪酬總額為港幣二億七千六百二十萬元。集團之薪酬政策乃論功行賞，

To sustain long-term business growth, the Group has been committed to building a highly dedicated and competent team to work towards its business goals. All of the Group's employees have striven to contribute towards the Group's mission, on the basis of our four core values of integrity, loyalty, authority and simplicity.

As at 30 June 2006, the Group employed 1,726 employees – including 1,020 in Hong Kong and 706 in mainland China. The total remuneration of our employees during the year was HK$276.2 million. The Group's remuneration policy has been based on the principle of pay for performance, and aims to attract, motivate and retain talented

藉此鼓勵士氣及挽留人才。除給予員工合約訂明之十三個月薪金外，亦為有表現之員工給予加薪及酌情發放之花紅。

培訓人才供擴展業務

集團明白，要實現其鴻圖大計，需要合適的人才持續落實各項部署。

為此，集團於二零零五年八月實施嶄新的「見習管理人員培訓計劃」，藉此培養一批經磨鍊的忠誠才俊，作為集團未來的經理級接班人。集團每年選聘本地和海外大學畢業生參加該項為期兩年的計劃。期內，受訓者被安排到多個部門工作以取得實務經驗，其中包括為期六個月暫調上海工作。每名受訓者均有一名導師，如能完成計劃及符合要求，可獲受聘及享有良好的升職機會。二零零六年度內，第二批畢業生參加該計劃，而集團之上海辦事處亦招聘一批管理培訓生，安排他們在**恒隆廣場**和**港匯廣場**各個部門接受為期十八個月之在職訓練。

集團位於中環面積達二百三十平方米的員工培訓中心，亦為集團物業管理員工提供廣泛的技能和專才訓練。除由內部培訓導師負責各項課程外，亦經常邀請法律界及保險業等專業人士擔任研討會講者。我們並邀請廉署代表，為集團員工舉辦專業道德及防止貪污講座。

集團亦因應業務改變來調校員工的培訓工作。由於集團中國內地業務急速增長，加上訪港之中國內地旅客日眾，故集團亦顯著加強員工的普通話培訓。

為鼓勵員工進修及持續學習和發展，集團調高每名員工的每年進修資助費。根據該項資助計劃，員工參加外部培訓計劃、學術課程及專業考試等均可獲資助。

people. In addition to the contractual 13-month salary, discretionary bonuses and salary increments are awarded to outstanding performers.

Training for Expansion

The Group's expansion plans are ambitious and we fully recognise the need to ensure we have the right people to execute them and maintain momentum.

With this in mind, in August 2005 we launched a major new Management Trainee Programme designed to create a cadre of talented, well trained and loyal future managers. Each year, graduates from local and overseas universities will be selected to join the programme. Lasting for two years, it gives the recruits hands on experience across the range of departments, including a six-month secondment to our Shanghai operations. Each participant has an individual mentor and upon successful completion is assigned to a fast-track position. In 2006, a second batch of graduates was recruited to the programme. Moreover, our Shanghai office recruited management trainees to undergo 18 months' on-the-job training with various departments in **Plaza 66** and **The Grand Gateway**.

Training is conducted largely at our dedicated 230 square metre training centre in Central. General courses are extensive and cover a wide range of technical and soft skills training for building management employees. In addition to in-house training staff, the Group regularly invites professionals such as those from legal and insurance firms, to conduct seminars. We have also invited the ICAC to deliver talks on professional ethics and corruption prevention to our employees.

Training is increasingly geared towards the changing nature of the Group's business. The development of Putonghua language skills has increased markedly, in view not only of our growing business in mainland China, but of the increased need to cater for mainland visitors to Hong Kong.

To encourage employees to pursue further education and continuous learning and development, the Group has increased the amount of annual training sponsorship for each employee. Under the sponsorship programme, employees are eligible to enrol on external training programmes, academic courses and for professional examinations.


恒 隆 地 產
HANG LUNG PROPERTIES

傷健同步創明天由香港傷健協會舉辦
Charity walk organized by Hong Kong PHAB Association



見習管理人員培訓計劃首輪甄選 First screening of Management Trainee Programme

建立積極的企業文化

我們致力向員工闡明集團的目標，使命和核心價值，努力建立一個積極求進的企業文化。除提供正式培訓外，亦舉辦公司年度旅行等活動，協助培養及鞏固企業文化。

財政年度內，超過三百名員工及其家眷參加了集團主辦的北京遊，參觀了完成修復的故宮建福宮花園，該項修復工程由集團主席擔任會長的中國文化保護基金會捐款進行。年內，集團之員工康體會為員工舉辦多項活動，包括瑜珈班、遠足活動、保齡球比賽、荔枝莊旅行團、螢火蟲觀賞夜及系內公司足球比賽等，藉此促進員工的身心健康和團隊精神。

Building a Strong Corporate Culture

Considerable effort has also been put into explaining the Group's vision, mission and core values, to build a strong culture and support business goals. In addition to formal courses, events such as the annual company outing help foster this spirit.

During the financial year, the outing took over 300 employees and family members to Beijing to visit the restored Jianfu Palace Garden in the Forbidden City, a project funded by the China Heritage Fund of which the Group's Chairman is currently the Director. To promote team spirit and build a healthy workforce, the Group's Staff Social Club supported numerous activities during the year, including yoga classes, hiking, a bowling competition, lychee valley tour and fireflies watching night, as well as inter-company soccer tournaments.



恒隆地產足球隊友誼賽 Hang Lung Properties Limited Soccer Team inter-company soccer tournament

財務日誌
Financial Calendar

公布中期業績
Interim Results announced

二零零六年二月二十一日　21 February 2006


八月
AUG

已派發中期股息
Interim Dividend paid

二零零六年四月二十一日　21 April 2006

公布全年業績
Annual Results announced

二零零六年八月二十一日　21 August 2006

截止辦理股份過戶
Latest time to lodge transfer

二零零六年十一月三日下午四時正　4:00pm on 3 November 2006

暫停辦理股份過戶登記
Share Register closed

(就末期股息而言)　(for final dividend)
二零零六年十一月六日至十一月八日　6 November to 8 November 2006
(首尾兩天包括在內)　(both days inclusive)

股東週年大會
Annual General Meeting

(細節請參閱本年報附上之股東週年大會通告)　(Details are set out in the Notice of Annual General Meeting accompanying this Annual Report)
二零零六年十一月九日上午十時正　10:00am on 9 November 2006
假座註冊辦事處　at Registered Office

建議派發末期股息
Proposed Final Dividend payable

二零零六年十一月二十四日　24 November 2006

Corporate Governance

本集團深信，維持高質素的公司管治，對所有的利益相關者均屬有利，並可令本集團的業務受惠

The Group is a strong believer in the principle that striving to maintain a high standard of corporate governance benefits all stakeholders and in good for business



董事局及
董事委員會
Board and
Board
Committees
External Auditors
Shareholders
Other Stakeholders
(clients, communities, business partners, etc.)
Management and Staff
內部審計師
Internal Auditor

良好的企業管治須符合下列主要原則的要求：

- 透明度
- 坦誠度
- 公信力

The key principles behind good governance are:

- Transparency
- Honesty
- Integrity

我們致力把這些信念融入公司文化，透過以身作則的領導方式，有效的培訓及適當的監控架構，由董事局和各委員會由上而下地廣泛推行。

We attempt to instil these into the corporate culture through leadership by example, training and putting the proper control structures in place, headed by the Board of Directors and its various committees.

年內，我們一直遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四《企業管治常規守則》所載之守則條文。我們繼續不時審閱本公司的企業管治常規，務求不斷改進，與國際性的最佳常規看齊。

Throughout the year, we have complied with the code provisions set out in the Code on Corporate Governance Practices as stated in Appendix 14 of the Rules Governing the Listing of Securities ('the Listing Rules') on The Stock Exchange of Hong Kong Limited ('the Stock Exchange'). We continue to review our practices from time to time with an aim to improve the Group's corporate governance practices so as to meet international best practice.

本年報第一百一十三至一百二十一頁載有一份附錄，提供有關本公司就上市規則附錄十四所載之守則條文及建議最佳常規的遵守概要。

A summary of how we comply with the Code Provisions and Recommended Best Practices of the Code under Appendix 14 of the Listing Rules is appended at pages 113 to 121 of this Annual Report.

A 董事

A.1 董事局

董事局每年舉行最少四次會議，其中包括兩次全體會議以審批中期業績和全年業績以及擬定中期股息和末期股息金額:

- 於二零零五/零六年度，董事局舉行了五次會議，其中包括一次在香港以外(在瀋陽市)舉行的會議，該會議讓董事對本公司在瀋陽市作出的新投資有更清晰的理解
- 另於有需要時開會商議各類重大交易，包括發行債券、重大收購及出售，以及關連交易(如有)

二零零五/零六年度，董事出席各類會議的記錄如下：

A Directors

A.1 The Board

Board Meetings are held at least four times a year and include two full Board Meetings to approve interim and annual results and to propose interim and final dividends:

- five meetings of the Board of Directors were held in 2005/06, including one held outside Hong Kong (in Shenyang) so as to give Directors a clearer view on the Company's new investment in Shenyang
- meetings are also held as and when necessary to discuss significant transactions, including issuance of debt securities, material acquisitions and disposals, and connected transactions, if any

Details of Directors' attendance records in 2005/06 were as follows:

		出席會議次數/會議舉行次數 Meetings Attended/Held			
董事	Directors	董事局 Board	審核委員會 Audit Committee	提名及薪酬委員會 Nomination & Remuneration Committee	股東週年大會 AGM
獨立非執行董事	**Independent Non-Executive Directors**				
殷尚賢	S.S. Yin	4/5	N/A	N/A	1/1
夏佳理	Ronald J. Arculli	3/5	N/A	1/1	0/1
鄭漢鈞	H.K. Cheng	5/5	2/2	1/1	1/1
陳樂怡	Laura L.Y. Chen	4/5	1/2	1/1	1/1
廖柏偉	P.W. Liu	4/5	2/2	1/1	1/1
執行董事	**Executive Directors**				
陳啟宗	Ronnie C. Chan	5/5	N/A	N/A	1/1
袁偉良	Nelson W.L. Yuen	5/5	N/A	N/A	1/1
吳士元	Terry S. Ng	5/5	2/2	N/A	1/1
高伯道	William P.Y. Ko	5/5	N/A	N/A	1/1
伍綺琴	Estella Y.K. Ng	5/5	2/2	N/A	1/1

所有董事均可向主席或公司秘書提出，在董事局會議之議程內列入商討事項。於定期董事局會議舉行日期最少十四天前，向董事發出會議通告。董事局並已同意董事尋求獨立專業意見之程序，其所需費用由本公司支付。

All Directors can give notice to the Chairman or the Company Secretary if they intend to include matters in the agenda for Board Meetings. Notice will be given to Directors at least 14 days before a regular Board Meeting. Procedure has been agreed by the Board to enable Directors to seek independent professional advice at the Company's expense.

公司秘書負責確保董事局依循程序及遵守適用法律及規例；所有董事均可獲得公司秘書之意見及服務。公司秘書亦就企業管治情況及《企業管治常規守則》之施行事宜，向主席及董事局提供意見。董事局及各委員會之會議記錄初本，由公司秘書分別交予全體董事或各委員會成員供彼等置評，而會議記錄定本則分別交予彼等留檔。公司秘書負責保存董事局及各委員會所有會議記錄，任何董事均可查閱。

All Directors have access to the advice and services of the Company Secretary who is responsible to the Board for ensuring that procedures are followed and that all applicable laws and regulations are complied with. The Company Secretary is also a source of advice to the Chairman and to the Board on corporate governance and the implementation of the Code on Corporate Governance Practices. Draft and final versions of minutes of Board Meetings and meetings of Board Committees are sent to all Directors or Committee members respectively for their comments and record. All minutes of Board Meetings and meetings of Board Committees are kept by the Company Secretary and are open for inspection by any Director.

公司已為董事和高級管理人員購買適當保險，保障彼等因履行職務有可能承擔之法律訴訟責任。

We have arranged appropriate insurance cover for directors' and officers' liabilities in respect of legal actions against the Group's Directors and senior management arising out of corporate activities.

- ***董事局於二零零五／零六年度舉行了五次會議（較守則規定的四次會議為多）***

- ***Board Meetings held five (5) times in 2005/06 (exceeding requirement of 4)***

A.2 主席及行政總裁

A.2 Chairman and Chief Executive Officer

主席

主席陳啟宗先生為董事局之領導人。彼負責確保所有董事均可適時獲得足夠及完整可信之資料以及可就其在董事局會議所提出之問題獲清楚之解釋。彼亦確保：

- 董事局有效地運作及履行責任；
- 董事局適時商討所有重要問題；
- 公司建立良好之管治常規和程序；及
- 公司採取適當步驟與股東有效地溝通，而股東之意見可傳達到董事局。

Chairman

The Chairman, Mr Ronnie C. Chan, provides leadership for the Board. He is responsible for ensuring that Directors receive adequate information, which must be complete and reliable, in a timely manner and that all Directors are properly briefed on issues arising at Board Meetings. He also ensures that:

- the Board works effectively and discharges its responsibilities;
- all important and appropriate issues are discussed by the Board in a timely manner;
- good corporate governance practices and procedures are established; and
- appropriate steps are taken to provide effective communication with shareholders and that views of shareholders are communicated to the Board as a whole.

主席最少每年一次與獨立非執行董事會面，執行董事不會列席。主席主要負責為每次董事局會議定出議程，並在適當情況下考慮把其他董事提出之任何事宜列入議程。彼亦可把此項責任交由公司秘書執行。

The Chairman holds meetings at least annually with the Independent Non-Executive Directors without the Executive Directors present. He is primarily responsible for drawing up and approving the agenda for each Board Meeting taking into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, but may delegate such responsibility to the Company Secretary.

主席鼓勵所有董事全面地及積極地為本公司之事務作出貢獻，並以身作則，確保董事局之決定符合本公司之最佳利益。彼亦務求非執行董事對董事局能作出有效之貢獻，並確保執行董事與非執行董事保持有建設性之關係。

He will encourage all Directors to make a full and active contribution to the Board's affairs and take the lead to ensure that the Board acts in the best interests of the Company. He will facilitate the effective contributions of Non-Executive Directors and ensure constructive relations between Executive and Non-Executive Directors.

董事總經理（行政總裁）

董事總經理（行政總裁）袁偉良先生。董事總經理與主席肩負不同職責。

Managing Director (Chief Executive Officer – CEO)

Mr Nelson W.L. Yuen, the Managing Director (CEO). The roles of the Managing Director are separate from those of the Chairman.

身為本公司執行委員會的成員，董事總經理負責：

- 本公司之整體業務運作，並執行董事局所採納之政策和策略；
- 按董事局的指示管理本公司之日常業務；
- 就董事局所設定之目標和優先次序制定策略性業務計劃，並致力保持本公司之業務表現；及
- 確保本公司之財務和內部監控機制以及業務運作，均充分符合適用法規之規定。

The Managing Director is a member of the Executive Committee of the Company and is responsible for :

- operating the business of the Company and implementing policies and strategies adopted by the Board of Directors;
- the Company's day-to-day management in accordance with the instructions issued by the Board;
- developing strategic operating plans that reflect the objectives and priorities established by the Board and maintaining the operational performance; and
- ensuring the adequacy of systems of financial and internal control and conduct of business in conformity with applicable laws and regulations.

董事總經理負責主持本公司每月舉行之部門營運會議，制定本公司之管理架構及內部守則供董事局審批，並就高級行政人員之委任及辭退向董事局作出建議。

The Managing Director chairs the monthly meetings of the Company's various operational divisions. He formulates, for the Board's approval, the management organisation and internal rules of the Company and will recommend the appointment and dismissal of senior executives.

- ***主席陳啟宗先生為董事局之領導人***
- ***董事總經理（行政總裁）袁偉良先生負責業務運作，並執行董事局所採納之政策和策略***

- ***Mr Ronnie Chan, Chairman, provides leadership for the Board***
- ***Mr Nelson Yuen, Managing Director (Chief Executive Officer), is responsible for operating the business and implementing policies and strategies adopted by the Board***

A.3 董事局組成

董事局現有十名成員：

- 五名執行董事，分別為陳啟宗先生、袁偉良先生、吳士元先生、高伯遒先生及伍綺琴女士；及
- 五名獨立非執行董事，分別為殷尚賢先生、夏佳理先生、鄭漢鈞先生、陳樂怡女士及廖柏偉先生。彼等均具備適當之學術及專業資格或相關之財務管理專才，並以其豐富的商務及財務經驗為董事局作出貢獻。

A.3 Board composition

The Board of Directors currently comprises ten persons:

- five Executive Directors, namely, Mr Ronnie C. Chan, Mr Nelson W.L. Yuen, Mr Terry S. Ng, Mr William P.Y. Ko and Ms Estella Y.K. Ng; and
- five Independent Non-Executive Directors, namely, Mr S.S. Yin, Mr Ronald J. Arculli, Mr H.K. Cheng, Ms Laura L.Y. Chen and Mr P.W. Liu. They possess appropriate academic and professional qualifications or related financial management expertise and bring a wide range of business and financial experience to the Board.

下表列出本公司之董事局成員及公司管治架構：

The following chart illustrates the composition of the Company's Board of Directors as well as its corporate governance structure:

董事局
Board of Directors

陳啟宗（主席）	Ronnie C. Chan (Chairman)
殷尚賢（副主席）*	S.S. Yin (Vice Chairman)*
袁偉良（董事總經理）	Nelson W.L. Yuen (Managing Director)
夏佳理*	Ronald J. Arculli*
鄭漢鈞*	H.K. Cheng*
陳樂怡*	Laura L.Y. Chen*
廖柏偉*	P.W. Liu*
吳士元	Terry S. Ng
高伯遒	William P.Y. Ko
伍綺琴	Estella Y.K. Ng

提名及薪酬委員會
Nomination and Remuneration Committee

廖柏偉（主席）*	P.W. Liu (Chairman)*
夏佳理*	Ronald J. Arculli*
鄭漢鈞*	H.K. Cheng*
陳樂怡*	Laura L.Y. Chen*

審計委員會
Audit Committee

鄭漢鈞（主席）*	H.K. Cheng (Chairman)*
陳樂怡*	Laura L.Y. Chen*
廖柏偉*	P.W. Liu*

執行委員會
Executive Committee

陳啟宗（主席）	Ronnie C. Chan (Chairman)
袁偉良	Nelson W.L. Yuen
吳士元	Terry S. Ng
高伯遒	William P.Y. Ko
伍綺琴	Estella Y.K. Ng



董事局
Board of Directors
審計委員會 Audit Committee
提名及薪酬委員會 Nomination and Remuneration Committee
公司秘書 Company Secretary
執行委員會 Executive Committee
內部審計師 Internal Auditor

* 獨立非執行董事　Independent Non-Executive Director

本公司網頁之董事簡介提供最新的董事名單及履歷詳情。

An updated list of Directors showing their biographical details is maintained on our website under Profile of Directors.

- ***一半董事（即全部十位董事中之五位）均為獨立非執行董事（較守則規定的三分之一為多）***
- ***Half of the Directors are Independent Non-Executive Directors, i.e. 5 out of 10 directors (exceeding requirement of one-third)***

A.4 委任、重選和罷免

遵照本公司之組織章程細則，新委任之董事須於應屆股東週年大會（「週年大會」）獲股東重選方可連任。此外，董事人數三分之一須於週年大會輪值告退，而每位董事須最少每三年輪值告退一次，並須獲股東重選方可連任。所有該等合資格重選之董事姓名連同其詳細履歷，均會載於週年大會通告內。

執行董事概無與本公司訂立於一年內倘終止則須作出賠償（法定賠償除外）之服務合約。非執行董事之任職屆滿日期與彼等之預期輪值告退日期（最少每三年一次）一致，詳情如下：

A.4 Appointment, re-election and removal

In accordance with our Articles of Association, new appointments to the Board are subject to re-election by shareholders at the upcoming Annual General Meeting ('AGM'). In addition, one-third of the Directors will retire from office by rotation for re-election by shareholders at the AGM and every Director is subject to retirement by rotation at least once every three years. The names of such Directors eligible for re-election will be stated in the notice of AGM, accompanied by detailed biographies.

The Executive Directors do not have any service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation). Independent Non-Executive Directors are appointed for specific terms, which coincide with their expected dates of retirement by rotation at least once every three years, details as follows:

獨立非執行董事姓名	Name of Independent Non-Executive Director	委任期	Term of Appointment
夏佳理	Ronald J. Arculli	直至2006年週年大會	Until 2006 AGM
陳樂怡	Laura L.Y. Chen	直至2006年週年大會	Until 2006 AGM
廖柏偉	P.W. Liu	直至2006年週年大會	Until 2006 AGM
鄭漢鈞	H.K. Cheng	直至2008年週年大會	Until 2008 AGM
殷尚賢	S.S. Yin	直至2008年週年大會	Until 2008 AGM

為進一步提高問責性，凡服務董事局超過九年之獨立非執行董事，須獲股東以獨立決議案批准方可連任。我們會在週年大會通告中，向股東列明董事局認為獨立非執行董事仍屬獨立人士的原因以及我們對彼等應重新獲選為董事的建議。

To further enhance accountability, any further appointment of an Independent Non-Executive Director who has served the Board for more than nine years will be subject to a separate resolution to be approved by shareholders. We will state in the notice of AGM the reason why we consider the Independent Non-Executive Director continues to be independent and our recommendation to shareholders to vote in favour of the re-election of such Independent Non-Executive Director.

我們已接獲每位獨立非執行董事按上市規則第3.13條所提交有關其獨立性之年度確認書，故認為所有獨立非執行董事均繼續保持其獨立性。

We have received from each of our Independent Non-Executive Directors the annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules and therefore we still consider the Independent Non-Executive Directors to be independent.

- *本公司之組織章程細則已規定，新委任之董事須獲股東重選方可連任*
- *每位董事須最少每三年輪值告退一次*

- ***Our Articles of Association already provide new appointments to be subject to re-election by shareholders***
- ***Every Director is subject to retirement by rotation at least once every three years***

A.5 董事責任

每位新委任之董事在首次接受委任時均會獲安排與其他董事和高級管理層成員會面，並會獲得全面、正式兼特為其而設的就任須知，藉此確保該董事妥善理解本公司之業務運作，以及完全清楚其本人按照法規及普通法、上市規則、其他法定規則及本公司之管治政策所應負之責任。公司秘書會持續更新董事對其職責及有關法規的了解，所有董事必須向我們披露其於公眾公司或組織擔任的職位及其他重大承擔。

董事負責：

- 確保領導層之連續性；
- 設定卓越之業務策略；
- 確保資金和管理資源足以應付業務策略之推行；及
- 確保財務及內部監控制度健全，業務運作符合適用之法規。

本公司之執行董事伍綺琴女士為本公司之***合資格會計師***。彼負責統籌本公司及其附屬公司之財務匯報程序及內部監控，並確保財務報告及其他會計相關事宜符合上市規則之規定。

本公司之企業操守守則(「操守守則」)內有關「買賣本公司之股份」之指引，載有本公司已採納的一套不低於上市規則附錄十所載之《標準守則》(「守則」)所規定的董事買賣證券標準的行為守則。本公司已向所有董事作出特定查詢，而彼等亦確認已遵守守則及操守守則所規定的董事買賣證券標準。

- ***每位新委任之董事在首次接受委任時均會獲安排與其他董事和高級管理層成員會面，並會獲得特為其設的就任須知***

A.5 Responsibilities of Directors

Every newly appointed Director will meet with other fellow Directors and members of senior management, and will receive a comprehensive, formal and tailored induction on the first occasion of his/her appointment, so as to ensure that he/she has a proper understanding of the operations and business of the Company, and that he/she is fully aware of his/her responsibilities under statue and common law, the Listing Rules, other regulatory requirements, and especially the governance policies of the Company. The Company Secretary will continuously update and refresh Directors on areas regarding their responsibilities and relevant regulations. All Directors are required to disclose to the Company their offices held in public companies or organisations and other significant commitments.

The Directors are responsible for:

- ensuring continuity of leadership;
- development of sound business strategies;
- availability of adequate capital and managerial resources toimplement the business strategies adopted; and
- adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations.

Our Executive Director, Ms Estella Y.K. Ng is our ***Qualified Accountant***. She is responsible for oversight of the financial reporting procedures and internal controls of the Company and its subsidiaries and compliance with the requirements under the Listing Rules with regard to financial reporting and other accounting-related issues.

We have set out guidelines regarding securities transactions by Directors under 'transactions in the Company's shares' in our Code of Conduct ('the Code of Conduct'), which are on terms no less exacting than the required standard set out in the Model Code contained in Appendix 10 to the Listing Rules ('the Code'). Specific enquiry has been made to all Directors who have confirmed that they have complied with the required standard set out in the Code and the Code of Conduct regarding Directors' securities transactions.

- ***Every newly appointed Director will meet with other fellow Directors and members of senior management, and will receive a tailored induction on the first occasion of his/her appointment***

A.6 資料提供及使用

董事局或各委員會的會議文件，應全部及會於計劃舉行會議日期的三天前交予所有董事。管理層須為董事局及各委員會提供足夠資料和解釋，以讓董事局及各委員會於作出決定前能充分掌握有關之財務及其他資料。在適當情況下，管理層會獲邀出席董事局會議。所有董事均有權取得有關本公司業務的適時資料，於有需要時作出進一步查詢，並可個別地聯絡高級管理人員。

A.6 Supply of and access to information

Full Board or Committee papers will be sent to all Directors at least three days before the intended date of a Board Meeting or Committee meeting. Management has supplied the Board and its Committees with adequate information and explanations so as to enable them to make an informed assessment of the financial and other information put before the Board and its Committees for approval. Management is also invited to join the Board Meetings where appropriate. All the Directors are entitled to have access to timely information in relation to our business and make further enquiries where necessary, and they can have separate and independent access to senior management.

- ***在適當情況下高級管理人員會被邀請出席董事局會議***

- ***Senior management is invited to join the Board Meetings, where appropriate***

B 董事及高級管理人員的薪酬

B Remuneration of Directors and senior management

B.1 薪酬及披露的水平及組成

提名及薪酬委員會

提名及薪酬委員會乃於二零零三年設立，其成員包括四名獨立非執行董事，分別為廖柏偉先生(委員會主席)、夏佳理先生、鄭漢鈞先生及陳樂怡女士。該委員會定期舉行會議以審閱有關人力資源之議題，包括集團薪酬架構之重大改變及影響董事和高級管理人員之條款及條件之重大改變。於二零零五/零六年度內，委員會舉行了一次會議，以審閱(其中包括)董事局現時之成員架構及董事酬金。

委員會之職權範圍如下(已載於本公司的網頁供瀏覽)：

(a) 定期審閱董事局之架構、人數及成員(包括董事之技能、知識和經驗)，並就任何需要之變動向董事局提出建議；

(b) 物色具有適當資格可出任董事之人選，並提名及作出甄選或向董事局就有關甄選提出建議；

(c) 評估獨立非執行董事之獨立性；

B.1 The level and make-up of remuneration and disclosure

Nomination and Remuneration Committee

A ***Nomination and Remuneration Committee*** was set up in 2003, constituted by four Independent Non-Executive Directors, namely Mr P.W. Liu (Chairman of the Committee), Mr Ronald J. Arculli, Mr H.K. Cheng and Ms Laura L.Y. Chen. Regular meetings were held to review human resource issues, including significant Group-wide changes in salary structure and terms and conditions affecting Directors and senior management. The Committee met once in 2005/06 to review, inter alia, the composition of existing Board members and the Directors' remuneration.

Its terms of reference, which are accessible to all via our website, are as follows:

(a) to review the structure, size and composition (including the skills, knowledge and experience) of the Board on a regular basis and make recommendations to the Board regarding any proposed changes;

(b) to identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c) to assess the independence of Independent Non-Executive Directors;

(d) 就委任董事或重新委任董事之相關事宜以及董事(尤其主席及行政總裁)之繼任計劃向董事局提出建議；

(d) to make recommendations to the Board on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors in particular the Chairman and the Chief Executive Officer;

(e) 就本公司有關董事和高級管理人員之酬金政策及架構，以及有關政策須制定之正式及具透明度之程序，向董事局提出建議；

(e) to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration;

(f) 獲授權釐定所有執行董事和高級管理人員之特定酬金安排，包括非金錢利益、退休金權利及賠償金額(包括因喪失職位或終止委任而獲支付之任何賠償)，並就非執行董事之酬金向董事局提出建議。委員會須考慮各項因素，包括可供比較之公司所支付之薪金、董事所投入之時間及承擔之職責、集團其他職位之僱用條件、以及與表現掛鈎之酬金安排是否可取；

(f) to have the delegated responsibility to determine the specific remuneration packages of all Executive Directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of Non-Executive Directors. The Committee shall consider factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, employment conditions elsewhere in the Group and desirability of performance-based remuneration;

(g) 參考董事局不時決定之企業目標，對與表現掛鈎之酬金安排進行審閱及審批；

(g) to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

(h) 審閱及審批因執行董事或高級管理人員喪失職位或終止委任而須向其支付之賠償，確保該項賠償乃按照有關合約條款釐定並對本公司公平及不會對本公司造成過重負擔；

(h) to review and approve the compensation payable to Executive Directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Company;

(i) 審閱及審批因董事行為失當而把其撤職或罷免而須向其支付之賠償安排，確保該項安排乃按照有關合約條款釐定並屬於合理及適當；

(i) to review and approve compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate;

(j) 確保有關酬金(包括退休金)之資料披露完全符合公司條例和上市規則之規定；

(j) to ensure that provisions regarding disclosure of remuneration, including pensions, as set out in the Companies Ordinance and Listing Rules, are fulfilled;

(k) 確保任何董事或其任何聯繫人不得自行釐訂薪酬；及

(k) to ensure that no Director or any of his/her associates is involved in deciding his/her own remuneration; and

(l) 向董事局匯報提名及薪酬委員會之決定或建議。

(l) to report back to the Board on their decisions or recommendation.

董事和高級管理人員之酬金待遇(包括酌定花紅及股份期權),乃取決於每名董事或高級管理人員之:

- 個人表現
- 技能和知識
- 對本集團業務之參與程度
- 達成之業務目標
- 本集團之表現及盈利

委員會從內部及外界取得指標報告,以評估董事和高級管理人員酬金之有關市場趨勢及競爭水平。委員會可諮詢主席及行政總裁就其對其他執行董事酬金之意見,並可在有需要時徵詢專業意見。

The remuneration package of Directors and senior management, including discretionary bonus and share options, is based on the following criteria:

- their individual performance
- skill and knowledge
- involvement in the Group's affairs
- their achievement of business targets
- performance and profitability of the Group

The Committee obtains benchmark reports from internal and external sources for evaluation of market trends and the competitive levels of remuneration being offered to Directors and senior management. Sufficient resources are provided to the Committee to discharge its duty. The Committee will consult the Chairman and the Chief Executive Officer about their proposals relating to the remuneration of other Executive Directors and have access to professional advice if considered necessary.

- ***提名及薪酬委員會之所有成員均為獨立非執行董事,較守則規定的「大部份」為多***

- ***All Nomination & Remuneration Committee members are Independent Non-Executive Directors, exceeding the 'majority' requirement***

C 問責及核數

C.1 財務匯報

董事對本公司以持續營運為基準所編製的財務報表承擔責任,並於有需要時為財務報表作出合理的假設和保留聲明。本公司之財務報表乃按照上市規則、公司條例及香港公認會計原則及守則之規定而編製,並貫徹採用合適之會計政策及作出審慎及合理之判斷和估計。董事於年報、中期報告、股價敏感公告及上市規則和法規要求的其他披露文件內,致力確保就本公司之狀況和前景作出持平清楚及容易理解之評估。

C Accountability and audit

C.1 Financial reporting

Directors acknowledge their responsibility for preparing the financial statements on a going concern basis, with supporting assumptions or qualifications as necessary. The Company's financial statements are prepared in accordance with the Listing Rules, Companies Ordinance and also the accounting principles and practices generally accepted in Hong Kong. Appropriate accounting policies are selected and applied consistently; judgements and estimates made are prudent and reasonable. The Directors endeavour to ensure a balanced, clear and understandable assessment of the Company's position and prospects in annual reports, interim reports, price-sensitive announcements and other disclosures required under the Listing Rules and other statutory requirements.

- ***審核委員會檢討中期及年度業績後才交由董事局採納***

- ***Audit Committee reviews the interim and annual results before adoption by the Board***

C.2 內部監控

我們維持良好的內部監控系統，確保內部監控系統穩健妥善而且有效。操守守則詳述本集團之業務宗旨，作為所有員工依隨之標準。

設立內部監控制度，是為了讓我們監察本集團之整體財務狀況、防止資產受損或被挪用、就欺詐及錯失作出合理預防措施、以及就因無法達成本集團之目標而可能帶來之風險作出管理。

我們對執行委員會、董事、行政人員及高級職員之活動設有明確之特定權限。年度及中期預算案編製後，均須先獲我們批准方可採納。我們密切監察各項業務，審閱每月之財務業績及與預算作出比較，並不時更新及改善內部監控以面對未來的挑戰。

我們採取極審慎的預防措施處理股價敏感資料。此等資料僅為須知人士所悉。

本公司設有內部審計部，後者獨立於本公司之日常運作及會計職務。內部審計師直接向審核委員會作出匯報。為提升內部審計功能之全面性和效益，審核委員會於二零零三年委託外聘核數師，由彼與內部審計師共同根據風險評估方法設定內部審計計劃。審核委員會已採納該計劃，並每年均作出審閱。內部審計師每月與管理層商討其內部審計工作及結果，而管理層會就各項有關事宜作出適當之回應。內部審計師每季均向審核委員會提交報告。

內部審計師與審核委員會每六個月舉行一次正式會議，商討內部審計事宜。審核委員會舉行會議時，亦會向外聘核數師查詢其對本公司財務及內部監控事宜之意見。審核委員會有權與外聘核數師直接商討，雙方並會最少每年就此舉行一次會議，倘有需要，管理層不會列席。兩名執行董事出席審核委員會會議，以解答審核委員會之查詢，並會向董事局匯報審核委員會會議上提出的事宜。

C.2 Internal controls

We maintain a good internal control environment to enable the internal control systems and procedures to perform effectively. The Code of Conduct details the Group's philosophy in running its business and acts as a benchmark for all staff to follow.

Internal control systems have been designed to allow us to monitor the Group's overall financial position, safeguard its assets against loss and misappropriation, to provide reasonable assurance against fraud and errors, and to manage the risk in failing to achieve the Group's objectives.

We have a well defined specific limit of authority governing activities of the Executive Committee, Directors, executives and senior staff. Annual and mid-year budgets on all capital and revenue items are prepared and approved by us before being adopted. We monitor the business activities closely and review monthly financial results of operations against budgets. We also review and update the internal controls to meet upcoming challenges.

We take extreme precautionary measures in the handling of price-sensitive information. Such information is restricted to a need-to-know basis.

We maintain an internal audit department which is independent of our daily operations and accounting functions. The Internal Auditor reports directly to the Audit Committee. To enhance the comprehensiveness and effectiveness of the internal audit function, the Audit Committee commissioned the external auditors to jointly design an internal audit programme based on risk assessment methodology with the Internal Auditor in 2003, and this programme had been adopted by the Audit Committee and reviewed annually. On a monthly basis, the Internal Auditor discusses with the management his internal audit reviews and findings, and obtains management's responses on various issues. Internal audit reports are prepared for the Audit Committee every quarter.

Formal meetings are held every six months between the Internal Auditor and the Audit Committee to discuss internal audit issues. During Audit Committee meetings, the Audit Committee also enquires on financial and internal control matters with the external auditors. The Audit Committee has the authority to have direct discussion with external auditors in the absence of management if deemed necessary, and they meet at least once annually for this purpose. Two Executive Directors are present at the Audit Committee meetings to answer enquiries from the Audit Committee and to report to the Board of Directors on matters arising.

我們明白，我們有責任維持有效的風險管理及內部監控制度，並須每年最少審閱有關制度兩次。我們管理風險的方法包括作出策略性規劃、委任合適資歷及經驗豐富的人士擔任高級管理人員、定期監察本集團之表現、對資本支出及投資保持有效的監控、以及制定嚴謹的操守守則供所有董事及員工依從。

We acknowledge that it is our responsibility to maintain effective risk management and internal control systems and to review them twice a year. We manage risks by strategic planning, appointing appropriately qualified and experienced personnel to senior management positions, monitoring the Group's performance regularly, maintaining effective control over capital expenditure and investments, and setting a high level of Code of Conduct for all Directors and employees to follow.

截至二零零六年六月三十日止之財政年度內，我們已就本公司及其附屬公司之所有監控機制作出審閱，範圍涵蓋財務、運作及合規監控、以及風險管理功能，對運作中的內部監控機制的成效和足夠程度感到滿意。我們作出此項結論，乃基於公司已清楚列明有關政策和程序，並已設定權限、監控財政預算及定期監察集團之表現，而我們亦已參考外聘核數師及內部審計師之報告。

We have conducted a review covering all material controls, including financial, operational and compliance controls and risk management functions of the Company and its subsidiaries for the financial year ended 30 June 2006 and were satisfied that an effective and adequate internal control system has been in operation. We came to this conclusion based on our clearly established company policies and procedures, specific limits of authority, budgetary controls, regular monitoring of performance and the reports from both the external auditors and the Internal Auditor.

我們確定，與去年比較，本公司所面對的主要風險，在性質上和程度上均無重大變化；本公司有能力應付其營商環境及外部環境之任何相關變化。此外，本公司年內並無遇到有關內部監控的重大問題。我們持續地緊密監察本公司的內部監控機制，並獲審核委員會進一步證實，內部監控機制正有效地運作。我們完全遵守《企業管治常規守則》之守則條文所載有關維持有效的內部監控制度的規定。

We confirm that there have been no major changes in the nature and extent of significant risks faced by us from the previous financial year, and we have the ability to respond to any such changes in its business and the external environment. Furthermore, there were no significant internal control problems encountered during the year. We closely monitor our system of internal control, and have received further assurance from the Audit Committee that the internal audit function has been functioning effectively. We have complied with the code provisions set out in the Code on Corporate Governance Practices in respect of maintaining an effective internal control system.

- ***我們設有內部審計部，後者獨立於本公司之日常運作及會計職務***
- ***內部審計師直接向審核委員會作出匯報***

- ***We maintain an internal audit department which is independent of our operation and accounting functions***
- ***The Internal Auditor reports directly to the Audit Committee***

C.3 審核委員會

審核委員會乃於一九九九年由董事局設立，其成員包括三名獨立非執行董事，分別為鄭漢鈞先生(委員會主席)、陳樂怡女士及廖柏偉先生。彼等均具備適當之學術及專業資格或相關之財務管理專才。審核委員會每年舉行最少兩至三次會議，與會者包括外聘核數師及內部審計師、財務董事及公司秘書，以討論內部審計工作之性質和範疇以及評核集團之內部監控。審核

C.3 Audit Committee

An ***Audit Committee*** was established by the Board in 1999, which comprises three Independent Non-Executive Directors with appropriate academic and professional qualifications or related financial management expertise, namely, Mr H.K. Cheng (Chairman of the Committee), Ms Laura L.Y. Chen and Mr P.W. Liu. Meetings are held at least two to three times a year and are attended by external and internal auditors, the Finance Director and the Company Secretary for the purpose of discussing the nature and scope of internal audit work and assessing the Group's internal

委員會於有需要時會與外聘核數師另行開會（管理層並不列席）。於二零零五/零六年度內，審核委員會舉行了兩次會議。

審核委員會之職權範圍如下（已載於本公司的網頁供瀏覽）：

與本公司核數師之關係

(a) 主要負責向董事局建議有關外聘核數師之委任、重聘及撤換事宜，並審批外聘核數師之酬金及聘用條款，以及解答有關外聘核數師辭職或撤職之任何問題；

(b) 依據適用之標準，審閱及監察外聘核數師之獨立性和客觀性及其核數程序之成效，並於審核工作開始前與外聘核數師討論審核性質和範圍及匯報責任；

(c) 制定及執行有關外聘核數師提供非核數服務之政策（就此而言，外聘核數師包括與該核數師行受同一機構控制、擁有或管理之任何機構，或一個合理知悉所有有關資料的第三方，在合理情況下會斷定該機構屬於該負責核數的公司的本土或國際業務的一部份的任何機構），並向董事局匯報其界定須採取行動或作出改善之任何事宜，以及向董事局建議應採取之行動；

檢討本公司之財務資料

(d) 監察財務報表、年報和賬目及中期報告之完整性，並審閱財務報告所載之主要判斷，重點包括：

- (i) 在會計政策及準則之任何改變；
- (ii) 重要判斷之範疇；
- (iii) 因核數而須作出之重大調整；
- (iv) 有關持續營運之假設及任何保留意見；
- (v) 有否遵照會計準則；及
- (vi) 有否遵照上市規則及其他與財務報告有關之法律規定；

controls. Separate meetings will also be held with external auditor (in the absence of management) as and when required. The Audit Committee held two meetings in 2005/06.

Its terms of reference, which are accessible to all via our website, are as follows:

Relationship with the Company's auditors

(a) to be primarily responsible for making recommendations to the Board on the appointment, re-appointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor;

(b) to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, and discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences;

(c) to develop and implement policy on the engagement of an external auditor to supply non-audit services (for this purpose, external auditor shall include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally), and report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;

Review of financial information of the Company

(d) to monitor the integrity of financial statements, annual report and accounts and half-year report and to review significant financial reporting judgements contained within them, focusing particularly on:

- (i) any changes in accounting policies and practices;
- (ii) major judgmental areas;
- (iii) significant adjustments resulting from audit;
- (iv) the going concern assumptions and any qualifications;
- (v) compliance with accounting standards; and
- (vi) compliance with the Listing Rules and other legal requirements in relation to financial reporting;

(e) 就上文(d)項而言：

(i) 委員會成員必須與董事局、高級管理人員及本公司之合資格會計師保持聯繫，並必須最少每年一次與本公司之核數師會面；及
(ii) 委員會須對有關報告及財務報表所反映或可能反映之任何重大或不尋常項目作出考慮，並必須就本公司之合資格會計師、監察主任或核數師所提出之任何事宜作出適當考慮；

監察本公司之財務匯報機制及內部監控程序

(f) 檢討財務監控、內部監控及風險管理制度；

(g) 與管理層討論內部監控制度，確保管理層履行職責確保內部監控制度有效地運作；

(h) 主動或應董事局的委派，就有關內部監控事宜的重要調查結果及管理層的回應進行研究；

(i) 如設有內部審計機制，確保內部審計師與外聘核數師合作無間，確保內部審計功能擁有足夠資源及在本公司內部享有適當地位，並審閱及監察內部審計功能之有效性；

(j) 檢討本集團之財務及會計政策及準則；

(k) 審閱外聘核數師致管理層之函件，包括其就會計記錄、財務報表或監控制度，對管理層所提出之任何重大查詢及管理層之回應；

(l) 確保董事局對外聘核數師致管理層之函件內所提出之問題適時提供回應；

(m) 向董事局匯報上市規則《企業管治常規守則》企業管治守則內關於審核委員會的守則條文所規定之事宜；

(n) 研究董事局所界定的其他事宜；

(e) in regard to (d) above:

(i) members of the Committee must liaise with the Board of Directors, senior management and the person appointed as the Company's qualified accountant and the Committee must meet, at least once a year, with the Company's auditors; and
(ii) the Committee shall consider any significant or unusual items that are, or may need to be, reflected in such reports and financial statements and must give due consideration to any matters that have been raised by the Company's qualified accountant, compliance officer or auditors;

Oversight of the Company's financial reporting system and internal control procedures

(f) to review financial controls, internal control and risk management systems;

(g) to discuss with management the system of internal control and ensure that management has discharged its duty to have an effective internal control system;

(h) to consider any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response;

(i) where an internal audit function exists, to ensure co-ordination between the internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor the effectiveness of the internal audit function;

(j) to review the Group's financial and accounting policies and practices;

(k) to review the external auditor's management letter, any material queries raised by the auditor to management in respect of the accounting records, financial statements or systems of control and management's response;

(l) to ensure that the Board will provide a timely response to the issues raised in the external auditor's management letter;

(m) to report to the Board on the matters set out in the code provisions for Audit Committee in the Code on Corporate Governance Practices of the Listing Rules;

(n) to consider other topics, as defined by the Board;

其他職責

(o) 審閱供員工在保密情況下就財務匯報、內部監控或其他事宜舉報不當行為之安排；

(p) 擔當主要代表，以監察本公司與外聘核數師之關係；及

(q) 向董事局匯報審核委員會之決定或建議。

委員會獲董事局授權，可調查其職權範圍內之任何事項；向任何僱員索取任何所需資料，而所有僱員均須就委員會之要求作出通力合作；向外界法律人士或其他獨立專業人士尋求意見；及於有需要時邀請具有相關經驗和專才之外界人士參與會議。委員會獲提供足夠資源以履行其職責。

本年度內，審核委員會履行了(其中包括)以下之職責：

- 審閱並向管理層和外聘核數師取得有關中期業績(未經審核)和全年業績之解釋，包括與以往會計期有改變之原因、採用新會計政策之影響、對上市規則和有關法規的遵例情況、以及任何核數問題，然後建議董事局採納有關業績；
- 考慮及向董事局建議再度委任畢馬威會計師事務所為本公司之外聘核數師；
- 考慮及審批就僱用外聘核數師為本公司提供非核數服務之程序和指引；
- 收取及檢討內部審計師之內部審計報告；
- 與外聘核數師開會(管理層並不列席)以商討核數問題；
- 與內部審計師另行開會以商討內部審計問題；
- 審批二零零五/零六年度之內部審計計劃；及
- 就本公司的內部監控機制作出年度審閱。

- ***審核委員會所有成員均為獨立非執行董事***

Other duties

(o) to review arrangements by which employees may, in confidence, raise concerns about possible improprieties in financial reporting, internal control or other matters;

(p) to act as the key representative body for overseeing the Company's relation with the external auditor; and

(q) to report their decisions or recommendations to the Board.

The Committee is authorised by the Board to investigate any activity within its terms of reference; to seek any information it requires from any employee and all employees are directed to co-operate with any requests made by the Committee; to obtain outside legal or other independent professional advice; and to secure the attendance of outsiders with relevant experience and expertise to their meetings if necessary. Sufficient resources are provided to the Committee to discharge its duty.

During the year, the Audit Committee has performed, inter alia, the following:

- reviewed and obtained explanation from management and the external auditors on the interim (unaudited) and annual results, including causes of changes from previous period, effect on the application of new accounting policies, compliance with the Listing Rules and relevant legislation, and any audit issues, before recommending their adoption by the Board of Directors;
- considered and proposed to the Board on the re-appointment of KPMG as the Company's external auditors;
- considered and approved the procedures and guidelines in employing the external auditors to perform non-audit assignments for the Company;
- received and reviewed the internal audit reports from the Internal Auditor;
- meeting with the external auditors in the absence of management to discuss any audit issues;
- meeting with the Internal Auditor in private to discuss on internal audit issues;
- approved the internal audit programme for 2005 – 2006; and
- carried out an annual review of the internal control system of the Company.

- ***All Audit Committee members are Independent Non-Executive Directors***

D 董事局權力的轉授

D.1 管理功能

高級管理人員包括各助理董事及高級經理，彼等在各執行董事領導下負責本集團之日常運作及行政管理。董事局已給予高級管理人員清晰指引，明確界定那些事項須先獲董事局批准，高級管理人員方可代表本公司作出決定。董事局授權高級管理人員可作出決定之事項包括：執行董事局決定之策略和方針、本集團之業務運作、準備財務報表及營運預算案、以及遵守適用之法律和法規。本公司每隔一段時間審閱此等安排，確保其適合本公司之所需。

D Delegation by the Board

D.1 Management functions

Senior management, comprising assistant directors and senior managers, is responsible for the day-to-day operations and administration function of the Group under the leadership of the Executive Directors. The Board has given clear directions to management as to the matters that must be approved by the Board before decisions are made on behalf of the Company. The types of decisions to be delegated by the Board to management include implementation of the strategy and direction determined by the Board, operation of the Group's businesses, preparation of financial statements and operating budgets, and compliance with applicable laws and regulations. These arrangements will be reviewed periodically to ensure that they remain appropriate to our needs.

- ***執行委員會於一九八九年成立，負責監察日常業務運作***
- ***指引列明那些事宜需交由董事局決定***

- ***The Executive Committee of the Board of Directors was formed in 1989 and delegated day-to-day operational matters***
- ***Guidelines were set up for certain issues requiring Board approval***

D.2 董事局轄下的委員會

執行委員會、***審核委員會***和***提名及薪酬委員會***分別於一九八九年、一九九九年及二零零三年成立。有關審核委員會和提名及薪酬委員會之資料分別載於上文第C.3段及第B.1段。

執行委員會

本公司董事局之***執行委員會***乃於一九八九年成立，現有成員包括全部執行董事，分別為陳啟宗先生、袁偉良先生、吳士元先生、高伯遒先生及伍綺琴女士。彼等定期舉行會議，藉以制定本公司之策略性方向及監察管理層之表現。董事局已採納清晰的職權範圍，每位委員會成員均完全清楚那些事項須交由董事局全體決定、那些事項可交由委員會或管理層負責。

D.2 Board Committees

The *Executive Committee, Audit Committee* and *Nomination and Remuneration Committee* were formed in 1989, 1999 and 2003 respectively. Information on Audit Committee and Nomination and Remuneration Committee can be found in paragraphs C.3 and B.1 above.

Executive Committee

The *Executive Committee* of the Board of Directors of the Company was formed in 1989. Its members are all the Executive Directors of the Company, namely, Mr Ronnie C. Chan, Mr Nelson W.L. Yuen, Mr Terry S. Ng, Mr William P.Y. Ko and Ms Estella Y.K. Ng, who meet regularly to establish the strategic direction of the Company, and to monitor the performance of management. Clear terms of reference have been adopted by the Board, and each of the Committee members has full understanding on determining which issues require a decision of the full Board and which are delegated by the Board to the Committee or management.

- ***董事局轄下的委員會均有清晰的職權範圍***

- ***Board Committees are formed with clear terms of reference***

E 與股東的溝通

E.1 有效溝通

本公司之週年大會為董事局與股東提供溝通良機。董事局及各委員會之主席一般均出席以解答股東提出之問題，而外聘核數師每年均會出席週年大會。週年大會通告及有關文件於大會舉行日期前最少二十一日寄予股東，而有關通告亦刊登於最少一份英文報章及一份中文報章、以及本公司之網頁。主席就每項獨立的事宜個別提出決議案。週年大會獲股東踴躍出席。在總數十名董事中，九名董事(包括董事局主席、審核委員會主席和提名及薪酬委員會主席)出席了去年度之週年大會。

倘持有不少於本公司百分之五已繳股本之股東提出要求(彼於提出要求當日擁有上述持股量及在本公司之股東大會上有相等之投票權)，本公司董事須就此舉行股東特別大會。

倘股東有特別查詢或建議，可書面寄予本公司之註冊地址或電郵至本公司之網頁，致董事局或公司秘書。

- ***每名重選連任之董事須於週年大會上個別發決議案投票通過***

E.2 以投票方式表決

本公司去屆週年大會於二零零五年十一月八日在本公司之註冊辦事處舉行。為召開二零零五年度週年大會而刊發之通告，已載列以投票方式表決的程序和權利。合共有七十八位股東親身或委派代表出席大會。會上，主席要求以投票方式表決每項決議案。股東採納了財務報表、通過董事及核數師之重選及連任、再次給予一般授

E Communication with Shareholders

E.1 Effective communication

Our AGM provides a good opportunity for communication between the Board and the shareholders. Chairmen of the Board and Committees are normally present to answer queries raised by shareholders. External auditors also attend the AGM every year. Notice of the AGM and related papers are sent to shareholders at least 21 calendar days before the meeting and the said Notice is also published in at least one English newspaper and one Chinese newspaper, and on our website. Each separate issue is proposed by a separate resolution by the Chairman. The meeting is well participated by shareholders. Nine Directors (out of ten), including Chairman of the Board, Chairman of Audit Committee and Chairman of Nomination and Remuneration Committee attended last year's AGM.

On the requisition of our shareholders holding not less than 5% of our paid-up capital as at the date of the deposit of the requisition carrying the right of voting at our general meetings, our Directors shall forthwith proceed to convene an extraordinary general meeting.

Specific enquiries and suggestions by shareholders can be sent in writing to the Board or the Company Secretary at our registered address or by e-mail to our website.

- ***Each Director coming up for re-election is voted by a separate resolution at the AGM***

E.2 Voting by poll

Our last AGM was held on 8 November 2005 ('2005 AGM') at our registered office. Notice convening the 2005 AGM detailed the procedures for and the rights of shareholders to demand a poll. The meeting was attended by 78 shareholders present in person or by proxy. At the meeting, the Chairman demanded a poll on each of the resolutions submitted for voting, and the shareholders adopted the financial statements, re-elected Directors, re-appointed auditors, renewed general mandate and also re-designated part of

權令、並通過重新指定部份可換股累積優先股股份為股份。所有於週年大會上提呈的決議案均以投票方式表決，投票表決結果於同日傍晚在本公司之網頁刊登，並於翌日在報章刊登。投票表決結果概述如下：

our convertible cumulative preference shares ('CPS') as shares. All resolutions tabled at the 2005 AGM were voted on by poll, and the results of poll voting were posted on our website in the evening on the same day and published in the following day's newspapers. The summary of the poll results is set out below:

			贊成(%) FOR (%)	反對(%) AGAINST (%)
	普通決議案	**Ordinary resolutions**		
1	省覽截至二零零五年六月三十日止年度之財務報表及董事局與核數師報告	To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30 June 2005	100.000	0.000
2	宣布派發末期股息每股港幣三角七仙	To declare the final dividend of 37 cents per share	99.945	0.055
3A	選舉陳啟宗先生連任為本公司董事	To re-elect Mr Ronnie C. Chan as a Director	98.956	1.044
3B	選舉鄭漢鈞先生連任為本公司董事	To re-elect Mr H.K. Cheng as a Director	90.612	9.388
3C	選舉殷尚賢先生連任為本公司董事	To re-elect Mr S.S. Yin as a Director	90.921	9.079
3D	選舉高伯遒先生連任為本公司董事	To re-elect Mr William P.Y. Ko as a Director	99.264	0.736
3E	選舉伍綺琴女士連任為本公司董事	To re-elect Ms Estella Y.K. Ng as a Director	99.264	0.736
3F	授權董事局釐定董事袍金	To authorise the Board of Directors to fix Directors' fees	99.551	0.449
4	重聘畢馬威會計師事務所為本公司核數師，酬金將由董事釐定	To re-appoint KPMG as Auditors of the Company at a fee to be agreed with the Directors	99.969	0.031
6A	授予董事有關購回本身股份之授權令	To approve a general mandate to the Directors to purchase the Company's own shares	100.000	0.000
6B	授予董事發行新股份之授權令	To approve a general mandate to the Directors to issue additional shares	76.798	23.202
6C	授予董事權力將購回本身之股份數目加入可發行之新股數目內	To authorise the Directors to include the number of repurchased shares re. issue of shares	87.693	12.307
	特別決議案	**Special resolution**		
5	重新指定120,000股可換股累積優先股股份為股份	To re-designate 120,000 Convertible Cumulative Preference Shares of the Company into Shares	100.000	0.000

本公司於來屆及未來之週年大會，將繼續以投票方式表決會上提呈的所有決議案。

We will continue our practice of voting by poll on all resolutions to be proposed at the forthcoming and future AGMs.

二零零六年六月二十六日，本公司之所有尚未轉換的可換股累積優先股股份已強制

Following the completion of compulsory conversion of all our outstanding CPS on 26 June 2006, Article 184 of our articles of

轉換為股份。此後，組織章程細則第一百八十四條有關可換股累積優先股股份之條款已無需保留。故我們會於二零零六年十一月九日舉行之來屆週年大會提呈決議案以刪除第一百八十四條。

association in respect of CPS is no longer required. In this respect, we will propose the deletion of Article 184 at our forthcoming AGM to be held on 9 November 2006 ('2006 AGM').

下個財政年度與股東相關的重要日期，包括就宣布派發截至二零零七年六月三十日止年度之中期股息及末期股息而舉行的董事局會議的日期、以及週年大會日期，均會與本年度之有關日期相若，即分別約於二零零七年二月底、二零零七年八月底、以及二零零七年十一月舉行。

The important shareholders' dates for the coming financial year, which include the Board Meetings for the declaration of interim and final dividends for the year ending 30 June 2007 and the AGM, are expected to be similar to this year's timing at around end February 2007, end August 2007 and in November 2007 respectively.

- ***去屆週年大會上，主席要求以投票方式表決每項決議案***
- ***二零零五年度週年大會通告內，載列以投票方式表決的有關程序和權利***
- ***本公司於來屆及未來之週年大會，將繼續以投票方式表決會上提呈的所有決議案***

- ***The Chairman demanded a poll on each of the resolutions submitted for voting at last year's AGM***
- ***Procedures for and the rights of shareholders to demand a poll were stated in the notice of 2005 AGM***
- ***We will continue our practice of voting by poll on all resolutions to be proposed at the forthcoming and future AGMs***

F 額外披露

F.1 核數師酬金

二零零五年度之週年大會上，股東批准再度委任畢馬威會計師事務所為本公司之外聘核數師，直至二零零六年度之週年大會為止。彼等之主要責任乃就年度綜合財務報表提供核數服務。

年內，付予外聘核數師法定核數服務之總酬金為港幣四百二十萬元。彼等亦提供稅務服務及顧問服務予本集團，該等酬金合共為港幣六十萬元。

F Additional Disclosure

F.1 Auditors' remuneration

KPMG was re-appointed as our external auditors until the conclusion of the 2006 AGM by shareholders at the 2005 AGM. The firm is primarily responsible for providing audit services in connection with the annual consolidated financial statements.

During the year, the total remuneration in respect of statutory audit services provided by the external auditors amounted to HK$4.2 million. They also provided taxation services and advisory services to the Group to the value of HK$0.6 million.

F.2 操守守則

本公司自一九九四年起採納企業操守守則（「操守守則」），並不時更新，為員工列出包括下列事宜之清晰指引：

- 索取或收受利益；
- 提供利益；
- 在另一個司法地區工作時遵守當地法規；
- 處理利益衝突；
- 處理保密資料/公司財產；
- 使用資訊和通訊系統；
- 遵守操守守則；及
- 買賣本公司股份。

操守守則亦就其他事宜列出指引，包括與供應商、承辦商、客戶及消費者之關係；對股東和財經界之責任；僱傭常規；以及對社會之責任。

為監察及貫徹操守守則之遵從，各部門經理負責確保其下屬充分瞭解及遵守該等準則和規定。違規之僱員會受到處分，包括被勒令離職。並會向廉政公署或其他有關機構舉報涉嫌貪污或其他罪行。倘任何董事查詢關於股東、潛在股東、客戶、消費者、供應商、承辦商及本公司之僱員所作出之投訴，執行董事須直接向該董事作出回答，以確保有關投訴獲公平及有效率之處理。

此外，所有高於界定職級的僱員均須每半年填寫並簽署「利益申報」，披露其直接或間接在本公司或其附屬公司或聯營公司持有之利益，以確保所有業務管理均按照最高的實務準則及企業管治準則進行。

F.2 Code of Conduct

We have adopted a corporate code of conduct since 1994 ('the Code of Conduct') which is updated from time to time, setting out clear guidelines for employees on matters such as:

- soliciting or accepting advantages;
- offering advantages;
- observing local laws when working in another jurisdiction;
- handling of conflict of interests situations;
- handling confidential information/company property;
- use of information and communication systems;
- compliance with the Code of Conduct; and
- transactions in the Company's shares.

The Code of Conduct also sets out guidelines on matters in relation to suppliers and contractors; customers and consumers; responsibilities to shareholders and the financial community; employment practices; and responsibilities to the community.

In order to monitor and enforce the compliance of the Code of Conduct, functional managers are responsible for ensuring their subordinates understand well and comply with the standards and requirements as stipulated. Any violation thereof will result in the employee being disciplined, including termination of employment. Suspected corruption or other forms of criminality will be reported to the Independent Commission Against Corruption or appropriate authorities. The Executive Directors will also answer directly to any Board member for impartial and efficient handling of complaints received from all shareholders and potential shareholders; customers and consumers; suppliers and contractors and our employees.

Also, all employees above a designated level are required to complete and sign a Statement of Interest bi-annually declaring their interest, directly or indirectly, with the Company and our subsidiaries and associated companies, so as to make sure that all operations are managed in accordance with the highest standards of practice and corporate governance.

F.3 董事及高級管理人員持有之權益

於二零零六年六月三十日，董事持有本公司及其上市母公司恒隆集團有限公司（「恒隆集團」）之股份權益之詳情如下：

F.3 Interests of Directors and Senior Management

Details of Directors' interests in shares of the Company and our listed parent company, Hang Lung Group Limited ('HLGL') as at 30 June 2006 are as follows:

		本公司 The Company		恒隆集團有限公司 Hang Lung Group Limited	
董事姓名	Name of Directors	股份數目 No. of Shares	股份期權（股份數目） Share Options (No. of Shares)	股份數目 No. of Shares	股份期權（股份數目） Share Options (No. of Shares)
陳啟宗	Ronnie C. Chan	–	5,090,000	–	5,090,000
殷尚賢	S.S. Yin	–	–	–	–
袁偉良	Nelson W.L. Yuen	–	7,126,000	–	5,500,000
夏佳理	Ronald J. Arculli	724,346	–	1,089,975	–
鄭漢鈞	H.K. Cheng	–	–	–	–
陳樂怡	Laura L.Y. Chen	–	–	–	–
廖柏偉	P.W. Liu	–	–	–	–
吳士元	Terry S. Ng	–	3,239,000	–	2,638,000
高伯遒	William P.Y. Ko	–	1,830,000	–	724,000
伍綺琴	Estella Y.K. Ng	–	1,592,000	–	824,000

於二零零六年六月三十日，高級管理人員合共持有五百九十八萬二千股本公司之股份期權，約佔本公司已發行股本百分之零點一六。彼等亦持有一百九十八萬九千股恒隆集團之股份期權，約佔該公司已發行股本百分之零點一五。

The share options held by senior management as at 30 June 2006 totalled 5,982,000 shares, representing approximately 0.16% of the issued share capital of the Company. They also held share options of HLGL totalled 1,989,000 shares, representing approximately 0.15% of the issued share capital of that company.

F.4 股東資料

於二零零六年六月三十日，公眾（即吾等母公司恒隆集團以外之股東）持有十六億四千六百零八萬八千一百股本公司股份，佔本公司已發行股本百分之四十四點一，市值為港幣二百二十八億八千一百萬元。

F.4 Shareholder information

As at 30 June 2006, the number of shares of the Company which were in the hands of the public (i.e. other than those held by our parent company, HLGL) was 1,646,088,100 (44.1% of total issued share capital), representing a market capitalisation of HK$22,881 million.

於二零零六年六月三十日之股東所屬地詳情如下：

Details of holders of shares by domicile as at 30 June 2006 are as follows:

所屬地	Domicile	股東 Shareholders 人數 No.	百分率 %	持股量 Shareholdings 股份數目 No. of Shares	百分率 %
香港	Hong Kong	3,576	94.55	3,689,533,996	98.87
中國	China	65	1.72	4,937,872	0.13
澳門	Macau	9	0.24	528,285	0.02
台灣	Taiwan	2	0.05	281,441	0.01
澳洲及新西蘭	Australia & New Zealand	11	0.29	14,869	0.00
加拿大及美國	Canada & USA	42	1.11	2,425,572	0.07
菲律賓	Philippines	30	0.79	2,024,663	0.05
新加坡	Singapore	17	0.45	2,635,380	0.07
英國	United Kingdom	17	0.45	83,572	0.00
其他	Others	13	0.35	29,242,020	0.78
總計	Total	**3,782**	**100.00**	**3,731,707,670**	**100.00**

於二零零六年六月三十日之股東持股量組別詳情如下：

Details of holders of shares by holding range as at 30 June 2006 are as follows:

		股東* Shareholders* 人數 No.	百分率 %	持股量* Shareholdings* 股份數目 No. of Shares	百分率 %
1 – 1,000股	1 – 1,000 shares	1,617	42.75	769,887	0.02
1,001 – 5,000股	1,001 – 5,000 shares	963	25.46	2,689,407	0.07
5,001 – 10,000股	5,001 – 10,000 shares	453	11.98	3,848,894	0.10
10,001 – 100,000股	10,001 – 100,000 shares	616	16.29	20,806,109	0.56
100,001股以上	Over 100,001 shares	133	3.52	3,703,593,373	99.25
總計	Total	**3,782**	**100.00**	**3,731,707,670**	**100.00**

附註

* 包括四百零三名參與中央結算及交收系統(中央結算系統)之人士，彼等在所屬之持股量組別內，以香港中央結算代理人有限公司名義登記持有合共二十一億三千七百三十七萬八千七百七十股股份

Note

* incorporating, in their respective shareholdings range, 403 participants of Central Clearing and Settlement System (CCASS) holding a total of 2,137,378,770 shares registered in the name of HKSCC Nominees Limited

F.5 透明度及披露

本公司致力向股東和投資者披露其業務之相關資料，除透過本公司之年報及中期報告外，亦定期與分析員會面、舉行記者會、發放新聞稿和電郵、以及在本公司網頁提供資料。股東、投資者、傳媒或公眾人士之所有查詢及建議，均由執行董事、公司秘書或適當之高級管理人員負責解答。

任何人士均可登上本公司之網頁查閱本公司之資料，包括董事局屬下各委員會的職權範圍，而有關指引亦可供索閱。除提供財務等傳統資料外，本公司之網頁亦提供本公司其他最新資料，包括可供出售物業、租賃物業、最新之已發行股本、主要股東之股份權益、公司大事紀要及經常提問之問題等。

F.5 Transparency and disclosure

We are committed to disclose relevant information on our activities to our shareholders and investors through regular analysts' briefings, press conferences and press releases, e-mails and our website, apart from our annual and interim reports. All inquiries and proposals received from shareholders, investors, media or the public are responded to by Executive Directors, the Company Secretary or appropriate members of senior management.

The Company's information including the terms of reference of Board Committees is also accessible to all via our website. Terms of reference of Board Committees are also available on request. Besides providing traditional financial data, our website also includes the most current information including properties available for sale and let, latest issued capital, updated substantial shareholders' interests in shares, major corporate events and frequently asked questions.

董事簡介
Profile of the Directors

陳啟宗先生
主席

陳先生現年五十六歲，於一九七二年加盟集團，一九八六年獲委任加入恒隆地產有限公司董事局，一九九一年出任主席。彼亦為恒隆集團有限公司之主席。陳先生為香港地產建設商會副會長、亞洲協會副主席兼其香港分會主席，及中國國務院屬下中國發展研究基金會理事會顧問。陳先生亦為多個國際智庫和大學的董事局或顧問委員會成員，如香港科技大學及美國南加州大學等。陳氏持有美國南加州大學工商管理學碩士。

殷尚賢先生
副主席 *(獨立非執行董事)*

殷先生現年七十五歲，於一九七零年加盟恒隆，一九八零年獲委任加入恒隆地產有限公司董事局，自一九九二年卸任董事總經理後出任副主席。殷先生在物業投資及發展方面積逾二十年經驗，且為資深銀行家，並於英國倫敦獲英國銀行學會頒授銀行學文憑。彼亦兼任恒隆集團有限公司之副主席。

袁偉良先生
董事總經理

袁先生現年五十五歲，於一九七八年加盟集團出任財務總監。一九八零年當恒隆地產有限公司成為恒隆集團之附屬公司時，袁先生開始協助處理恒隆地產有限公司各項業務。彼於一九八六年出任恒隆地產有限公司執行董事，繼而於一九九二年獲委任為董事總經理。加盟集團前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆集團有限公司之董事總經理。

Mr Ronnie Chichung Chan
Chairman

Aged 56, Mr Chan joined the Group in 1972, was appointed to the Board of Hang Lung Properties Limited in 1986 and became Chairman in 1991. He is also Chairman of Hang Lung Group Limited. Mr Chan is a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center, and an advisor to the China Development Research Foundation of the State Council of the People's Republic of China. Mr Chan also serves on the governing or advisory bodies of several think-tanks and universities, including the Hong Kong University of Science and Technology and the University of Southern California, USA, where he received his MBA.

Mr Shang Shing Yin
Vice Chairman *(Independent Non-Executive Director)*

Aged 75, Mr Yin joined Hang Lung in 1970 and was appointed to the Board of Hang Lung Properties Limited in 1980. A past Managing Director, he has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development, and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, UK. Mr Yin is also the Vice Chairman of Hang Lung Group Limited.

Mr Nelson Wai Leung Yuen
Managing Director

Aged 55, Mr Yuen has been with the Group since 1978 when he joined as its Financial Controller. When Hang Lung Properties Limited became a member of Hang Lung Group in 1980, he began to assume operating responsibility in various areas of Hang Lung Properties Limited's activities. In 1986 he became an Executive Director of Hang Lung Properties Limited and was appointed Managing Director in 1992. Prior to joining the Group, Mr Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, UK, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Institute of Certified Public Accountants. Mr Yuen holds several public and industry-related positions. He is a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr Yuen is also the Managing Director of Hang Lung Group Limited.

夏佳理先生 金紫荊星章、太平紳士
獨立非執行董事

夏先生現年六十七歲，於一九八零年加入董事局。夏先生為執業律師，並自一九八八年起至二零零零年止擔任香港立法局議員，於一九九一年至二零零零年期間代表地產及建造界功能組別。夏先生為香港交易及結算所有限公司之獨立非執行主席，及於二零零五年十一月被委任為香港特別行政區行政會議非官守議員。彼曾擔任多個政府委員會及諮詢團體成員，熱心社會事務工作，亦為本港多間主要公司之董事。

Mr Ronald Joseph Arculli GBS, JP
Independent Non-Executive Director

Aged 67, Mr Arculli joined the Board in 1980. Mr Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. Mr Arculli is the Independent Non-Executive Chairman of Hong Kong Exchanges and Clearing Limited, and was appointed a non-official member of the Executive Council of the HKSAR in November 2005. He has a distinguished record of public service and has served on numerous government committees and advisory bodies, and is also a director of several other major local companies.

鄭漢鈞博士 金紫荊星章、OBE、太平紳士
獨立非執行董事

鄭博士現年七十九歲，於一九九三年加入董事局。鄭博士持有天津大學工程學學士學位及英國倫敦皇家學院深造文憑，並為英國倫敦皇家學院資深院士。彼為香港工程師學會之前會長及該會榮譽資深會員及金獎章獲得者，亦為香港工程科學院資深會員，英國結構工程師學會前副會長，該會資深會員及金獎章獲得者，英國土木工程師學會資深會員，以及澳洲工程師學會榮譽資深會員。鄭博士為香港建築物條例之認可人士及香港註冊結構工程師，曾為行政及立法兩局議員以及香港房屋委員會主席。鄭博士為永亨銀行有限公司、雅居樂地產控股有限公司及天津發展控股有限公司之獨立非執行董事。彼亦為恒隆集團有限公司之獨立非執行董事。

Dr Hon Kwan Cheng GBS,OBE, JP
Independent Non-Executive Director

Aged 79, Dr Cheng joined the Board in 1993. Dr Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, UK, of which he is a Fellow. He is a past President, Honorary Fellow and Gold Medallist of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President, Fellow and Gold Medallist of The Institution of Structural Engineers, Fellow of The Institution of Civil Engineers, UK, and Honorary Fellow of The Institution of Engineers, Australia. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr Cheng was a Member of both the Executive and Legislative Councils and Chairman of the Hong Kong Housing Authority. Dr Cheng is an Independent Non-Executive Director of Wing Hang Bank Limited, Agile Property Holdings Limited and Tianjin Development Holdings Limited. He is also an Independent Non-Executive Director of Hang Lung Group Limited.

陳樂怡女士
獨立非執行董事

陳女士現年五十八歲，於一九九七年加盟恒隆。在本港及美國之銀行、地產及金融服務行業工作逾二十年，自一九九三年起出任私人投資企業常興集團之董事，管理環球資本市場之投資組合，尤其是新興市場及高息產品。過往數年，彼之職責轉變為發展及管理慈善團體之計劃及活動。私人方面，彼亦為中美中心(約翰霍普金斯大學與南京大學之合作計劃)、亞洲協會(香港分會)、以及多個非牟利機構之顧問委員會成員。陳女士為美國首都華盛頓喬治華盛頓大學工商管理學系碩士，並持有美國維珍尼亞大學國際銀行學深造證書。彼亦為恒隆集團有限公司之獨立非執行董事。

Ms Laura Lok Yee Chen
Independent Non-Executive Director

Aged 58, Ms Chen joined Hang Lung in 1997. She has been involved in the banking, real estate, and financial service industries for over twenty years, both in Hong Kong and in the USA. Since 1993 she has been a director of the Sterling Group — a private investment entity — and managing investment portfolios in global capital markets, with special interests in emerging markets and high-yield products. Over the past few years her professional career has transitioned into the direction of the development and management of philanthropic programs and activities. On a personal level, she serves on the advisory councils of the Hopkins-Nanjing Center — a joint program between the Johns Hopkins and Nanjing Universities, the Asia Society Hong Kong Center, and numerous non-profit organisations. Ms Chen holds an MBA from the George Washington University in Washington, DC, USA, and a post-graduate certificate in International Banking from the University of Virginia, USA.
Ms Chen is also an Independent Non-Executive Director of Hang Lung Group Limited.

廖柏偉教授 銀紫荊星章、太平紳士
獨立非執行董事

廖教授現年五十八歲，於一九九八年加入董事局為獨立非執行董事。廖教授在美國普林斯頓大學及史丹福大學接受教育，現為香港中文大學副校長兼經濟學系講座教授。彼出任多項經濟研究要職，包括擔任香港亞太研究所香港及亞太經濟研究計劃主任以及於二零零零至零一年年度獲委任為美國富布賴特(Fulbright)傑出訪問學人。廖教授為太平洋經濟合作理事會香港委員會創會會員，並曾服務多個政府諮詢機構。現為仲裁委員會、技能提升計劃督導委員會、人力發展委員會、香港特別行政區行政會議成員及立法會議成員薪津獨立委員會、香港特別行政區行政長官報酬及離職後安排獨立委員會、航空發展諮詢委員會，以及策略發展委員會之委員，並為香港金融研究中心之董事以及證券及期貨事務監察委員會非執行董事。彼於一九九九年獲授勳銀紫荊星章，並於二零零六年獲委任為太平紳士。

Professor Pak-Wai Liu SBS, JP
Independent Non-Executive Director

Aged 58, Professor Liu joined the Board as an Independent Non-Executive Director in 1998. Educated at Princeton University and Stanford University, USA, Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies and Distinguished Fulbright Scholar in 2000–01. Professor Liu is a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation. He serves on many government advisory bodies and is currently a Member of the Panel of Arbitrators, the Skills Upgrading Scheme Steering Committee, the Manpower Development Committee, the Independent Commission on Remuneration for Members of the Executive Council and the Legislative Council of the HKSAR, the Independent Commission on Remunerative Package and Post-Office Arrangements for the Chief Executive of HKSAR, the Aviation Development Advisory Committee and the Commission on Strategic Development. He is also a Director of the Hong Kong Institute for Monetary Research and a Non-Executive Director of the Securities and Futures Commission. He was awarded the Silver Bauhinia Star (SBS) in 1999, and appointed Justice of Peace (JP) in 2006.

吳士元先生

執行董事

吳先生現年四十六歲，於二零零一年加盟集團出任執行董事，現負責本集團兩方面之運作。作為財務及行政董事，彼掌管本集團之策略及企業規劃、財務投資，以及投資者關係，因而同時負責管理本集團之組織及支援運作；而作為租務及物業管理董事，彼掌管本集團之物業投資組合。加盟集團前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事。吳先生亦曾於香港聯合交易所有限公司之財務科及上市科任職逾五年，期間並委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲會計師公會資深會員。彼持有澳洲新南威爾斯大學學士學位及亞洲國際公開大學工商管理碩士學位。此外，吳先生被委任為證券及期貨事務監察委員會雙重存檔事宜顧問小組成員。吳先生亦為恒隆集團有限公司之執行董事。

高伯遒先生

執行董事

高先生現年四十七歲，於一九九四年加盟集團出任高級工程策劃經理，二零零二年晉升為助理董事，彼于二零零五年獲委任為執行董事，負責香港及中國之物業發展及項目策劃管理。彼持有英國利物浦大學文學學士學位及建築學學士學位。彼亦持有美國西北大學The Kellogg School of Management以及香港科技大學工商管理學院聯合頒授之行政人員工商管理碩士學位。彼為英國皇家建築師協會及香港建築師學會之會員，並為英國及香港註冊建築師。加盟集團前，高先生曾在英國、美國及香港從事建築實務。

Mr Terry Szeyuen Ng

Executive Director

Aged 46, Mr Ng has been with the Group as an Executive Director since 2001, and is responsible for two areas of the Group's activities. As Director of Finance and Administration, he leads the Group's strategic and corporate planning, financial investments, and relations with the investment community. In this role, he also manages the Group's organisational and support functions. As Director of Leasing and Management, Mr Ng oversees management of the Group's property investment portfolio. Prior to joining the Group, Mr Ng was Executive Director of Giordano International Limited, where he had been employed since 1993. Mr Ng also worked in the Finance and Listing Divisions of The Stock Exchange of Hong Kong Limited for a period of over five years, where he was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr Ng is a Fellow of CPA Australia and holds a Bachelor's degree in Commerce from the University of New South Wales, Australia, as well as a Master's degree in Business Administration from the Asia International Open University. In addition, he was appointed as a member of the Dual Filing Advisory Group of the Securities and Futures Commission. Mr Ng is also an Executive Director of Hang Lung Group Limited.

Mr William Pak Yau Ko

Executive Director

Aged 47, Mr Ko joined the Group in 1994 as Senior Project Manager and was promoted to Assistant Director in 2002. He was appointed Executive Director in 2005 and is responsible for property development and project management both in Hong Kong and China. He holds a Bachelor of Arts degree and a Bachelor of Architecture degree from the University of Liverpool, UK. He also has an Executive MBA degree jointly awarded by The Kellogg School of Management of Northwestern University, USA and The School of Business and Management of the Hong Kong University of Science and Technology. He is a Member of the Royal Institute of British Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Hong Kong. Prior to joining the Group, Mr Ko practised architecture in the United Kingdom, United States and Hong Kong.

伍綺琴女士

執行董事

伍女士現年四十九歲，於二零零三年加盟集團出任助理董事，並於二零零五年獲委任為執行董事，負責管理財務及行政。彼過往受僱於香港交易及結算所有限公司，曾在該公司擔任多項高級職位，離職時為上市科高級總監。彼曾在德勤•關黃陳方會計師行工作，在核數方面取得寶貴經驗。伍女士為合資格會計師，並持有香港科技大學工商管理碩士學位。彼為英格蘭及威爾斯特許會計師公會會員、特許秘書及行政人員公會會員、特許公認會計師公會資深會員、香港會計師公會資深會員，以及美國會計師協會會員。伍女士亦撥冗擔任多項公職，包括出任醫院管理局審計委員會增選成員、香港會計師公會專業水平監察委員會副主席以及香港科技大學工商管理學院企業顧問會成員。

Ms Estella Yi Kum Ng

Executive Director

Aged 49, Ms Ng joined the Group as Assistant Director in 2003. She was appointed Executive Director in 2005 and is responsible for Finance and Administration. She was previously employed by Hong Kong Exchanges and Clearing Limited in a number of senior positions, most recently as Senior Vice President of the Listing Division. Prior to that she gained valuable auditing experience with Deloitte Touche Tohmatsu. Ms Ng is a qualified accountant and holds a Master of Business Administration degree from the Hong Kong University of Science and Technology. She is an Associate of The Institute of Chartered Accountants in England and Wales, The Institute of Chartered Secretaries and Administrators and a Fellow of the Chartered Association of Certified Accountants, the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. She has also contributed her time to various public service appointments including being a co-opted member of the Audit Committee of the Hospital Authority, deputy chairman of the Professional Standards Monitoring Committee of the Hong Kong Institute of Certified Public Accountants and Corporate Advisor to the Business School of Hong Kong University of Science and Technology.

盟集團前曾任職美國加州貿易及投資香港辦事處，負責統籌加州州政府多項重要的商貿發展計劃。彼持有加拿大多倫多大學文學學士學位。

government and corporate sectors. Prior to joining the Group, she worked at the California Trade and Commerce Agency in Hong Kong, overseeing the planning and organising of various major business development programmes for the State. Ms Lee holds a Bachelor of Arts degree from the University of Toronto, Canada.

梁永樂先生

高級經理 — 集團財務

梁先生現年四十三歲，於二零零六年加盟集團出任高級經理 — 集團財務。彼加盟集團前，曾任職多家著名之銀行及財務機構，擁有逾二十年寶貴經驗。梁先生持有香港大學社會科學學士學位及中國北京大學法律學學士學位。彼亦分別持有英國歐斯特大學及香港大學的理學碩士學位。梁先生為特許公認會計師公會資深會員、香港會計師公會資深會員、特許秘書及行政人員公會會員及加拿大英屬哥倫比亞省公認管理會計師公會會員。

Mr Andrew Wing Lok Leung

Senior Manager — Corporate Finance

Aged 43, Mr Leung joined the Group in 2006 as Senior Manager — Corporate Finance. Prior to joining the Group, he had over 20 years' working experience with reputable banking and financial institutions. Mr Leung holds a Bachelor of Social Sciences degree from The University of Hong Kong and a Bachelor's degree of PRC Law from Peking University, China. He also possesses MSc degrees from University of Ulster, UK and The University of Hong Kong respectively. Mr Leung is a fellow of The Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants, an associate of The Institute of Chartered Secretaries and Administrators and The Society of Certified Management Accountants of British Columbia, Canada.

呂思崑女士

總經理 — 天津

呂女士現年四十一歲，於二零零五年加盟集團出任總經理 — 天津。彼於加盟集團前，於中國及香港擁有逾十六年建築設計及工程策劃經驗，並獲得中華人民共和國全國一級註冊建築師資格。彼持有華南理工大學建築學學士學位及香港浸會大學工商管理碩士學位。

Ms Queeny Sze Kwan Lui

General Manager — Tianjin

Aged 41, Ms Lui joined the Group as General Manager — Tianjin in 2005. Prior to joining the Group, Ms Lui garnered over 16 years' experience in architectural design and project management in mainland China and Hong Kong. She was also a State First Class Registered Architect in mainland China. Ms Lui holds a Bachelor of Science degree in Architecture from South China University of Technology and an MBA degree from the Hong Kong Baptist University.

吳賢俊先生

總經理 — 瀋陽

吳先生現年四十六歲，於二零零五年加盟集團出任總經理 — 瀋陽。彼於加盟集團前，擁有逾二十年任職政府及私人機構的工程策劃經驗，包括曾於中國工作超過十年。吳先生持有香港理工大學工商管理碩士學位、機械工程學高級文憑、工程院士及管理學文憑。彼亦為香港工程師學會會員。

Mr Chris Yin Chun Ng

General Manager — Shenyang

Aged 46, Mr Ng joined the Group as General Manager — Shenyang in 2005. Prior to joining the Group, Mr Ng had over 20 years' experience in project management with the Hong Kong Government and other private organisations, including 10 years' exposure in mainland China. He holds a Master's degree in Business Administration, a Higher Diploma and an Associateship in Mechanical Engineering, and a Diploma in Management Studies from The Hong Kong Polytechnic University. He is also a Member of The Hong Kong Institution of Engineers.

司徒永康先生

高級經理 — 市務

司徒先生現年三十八歲，於一九九二年加盟集團，及於二零零四年晉升為高級經理

Mr Eric Wing Hong Szeto

Senior Manager — Marketing

Aged 38, Mr Szeto joined the Group in 1992 and was promoted to Senior Manager — Marketing in 2004. Mr Szeto has extensive

— 市務。彼擁有豐富物業發展經驗，並負責銷售及推廣物業發展項目。司徒先生持有加拿大西安大略大學經濟學學士學位、香港城市大學資訊系統碩士學位及香港大學測量學(房地產發展)研究文憑。

experience in property development and is responsible for sales and marketing of development projects. He holds a Bachelor's degree in Economics from the University of Western Ontario, Canada, a Master's degree in Information Systems from the City University of Hong Kong and a Postgraduate Diploma in Surveying (Real Estate Development) from The University of Hong Kong.

黃敬宜先生

高級經理 — 資訊科技

黃先生現年五十三歲，於一九七九年加盟集團，一九八八年出任電腦部經理。彼於二零零五年晉升為高級經理 — 資訊科技，監督集團內部各主要資訊系統的整體發展，並促進辦公室自動化的全面推行。彼為特許公認會計師公會資深會員及香港會計師公會會員。

Mr Walter King Yee Wong

Senior Manager — Information Technology

Aged 53, Mr Wong joined the Group in 1979. He assumed the position of Computer Manager in 1988 and was promoted to Senior Manager — Information Technology in 2005, overseeing the development of various integral systems and the enhancement of office automation within the Group. Mr Wong is a Fellow of The Association of Chartered Certified Accountants and a Member of the Hong Kong Institute of Certified Public Accountants.

殷錦輝先生

高級經理 — 租務及物業管理

殷先生現年四十四歲，於一九九四年加盟集團出任助理物業經理，並於二零零二年晉升為物業經理。彼於二零零六年一月獲委任為高級經理 — 租務及物業管理。殷先生持有英國伯明翰大學房屋政策及管理碩士學位。

Mr Ronald Kam Fai Yan

Senior Manager — Leasing & Management

Aged 44, Mr Yan joined the Group as Assistant Property Manager in 1994 and was promoted to Property Manager in 2002. In January 2006, he was appointed as Senior Manager — Leasing & Management. Mr Yan has a Master of Social Science degree in Housing Policy & Practice from the University of Birmingham, UK.

姚子賢先生

高級經理 — 工程策劃(中國)

姚先生現年五十二歲，於一九八六年加盟集團。彼於一九九四年出任工程策劃經理，並於二零零六年一月獲委任為高級經理 — 工程策劃(中國)，管理及統籌上海工程項目的策劃和發展。姚先生於香港接受教育和專業培訓，加盟集團前曾於本地的著名機構任職，擁有豐富工程策劃經驗。

Mr Henry Tze Yin Yiu

Senior Manager — Project Development(China)

Aged 52, Mr Yiu joined the Group in 1986. He assumed the position of Project Manager in 1994 and was promoted to Senior Manager — Project Development (China) in January 2006, managing and overseeing the planning and progress of development projects in Shanghai. Educated and professionally trained in Hong Kong, Mr Yiu has gained extensive prior experience in project management and relevant exposure with reputable local organisation before joining the Group.

庾鳳婷女士

高級經理 — 租務及物業管理

庾女士現年五十二歲，於一九八六年加盟 Grand Hotel Group Limited，並於一九九二年出任高級行政職位。彼加盟本集團前在旅遊及酒店業擁有豐富的管理經驗。庾女士於二零零三年調職至恒隆地產為高級經理 — 酒店及住宅，並於二零零四年出任高級經理 — 市務。

Ms Polly Kathen Fung Ting Yu

Senior Manager — Leasing & Management

Aged 52, Ms Yu joined Grand Hotel Group Limited in 1986 and assumed senior executive position in 1992. She possesses extensive managerial experience and relevant exposure in hotel and tourism business before joining the Group. Ms Yu was transferred to Hang Lung Properties as Senior Manager — Hotel & Residential in 2003 and was appointed Senior Manager — Marketing in 2004.

董事局欣然提呈截至二零零六年六月三十日止年度其報告及已審核財務報表以供省覽。

The directors have pleasure in submitting their report together with the audited financial statements for the year ended 30 June 2006.

主要業務

本公司之主要業務為控股投資，並透過其附屬公司投資物業以供收租、發展物業以供出售及租賃，以及停車場管理與物業管理。

財政年度內按業務及地域性分析之本公司及其附屬公司(統稱「本集團」)之營業額及業績載於財務報表附註第三項內。

Principal Activities

The principal activities of the Company are investment holding, and through its subsidiaries, property investment for rental income, property development for sales and leasing, car park management and property management.

An analysis of the turnover and trading results of the Company and its subsidiaries (collectively referred to as 'the Group') by business and geographical segments during the financial year is set out in Note 3 on the Financial Statements.

主要附屬公司及合營公司

主要附屬公司及合營公司，其營業及註冊地點、已發行股本/註冊資本等資料載於財務報表附註第三十六及三十七項內。

Principal Subsidiaries and Jointly Controlled Entities

A list of principal subsidiaries and jointly controlled entities, together with their places of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 36 and 37 on the Financial Statements.

業績

本集團截至二零零六年六月三十日止年度之溢利及本公司與本集團於該日之財務狀況載於財務報表第一百二十四至一百七十四頁內。

Financial Results

The profit of the Group for the year ended 30 June 2006, and the state of affairs of the Company and of the Group at that date are set out in the financial statements on pages 124 to 174.

十年財務概覽

本集團過去十個財政年度之業績、資產及負債概要載於本年報第一百七十五頁內。

Ten-year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on page 175 of the annual report.

股息

董事現建議派發末期股息每股三角八仙，連同於二零零六年四月二十一日已派發之中期股息每股一角三仙，截至二零零六年六月三十日止年度之全年派息將合共為每股五角一仙。擬派發之末期股息倘於二零零六年十一月九日舉行之股東週年大會中獲股東通過，將於二零零六年十一月二十四日派發予二零零六年十一月八日名列股東名冊之股東。

Dividends

The directors now recommend a final dividend of 38 cents per share which, together with the interim dividend of 13 cents per share paid on 21 April 2006, makes a total of 51 cents per share in respect of the year ended 30 June 2006. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 9 November 2006, will be paid on 24 November 2006 to shareholders whose names appear on the Register of Members on 8 November 2006.

主要供應商及客戶

年內本集團五大供應商合共所佔之購貨額百分比及本集團五大客戶合共所佔之營業額或銷售額百分比各不超過本集團總購貨額及營業額或銷售額百分之三十。

Major Suppliers and Customers

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

儲備

年內本公司及本集團之儲備變動情況載於財務報表附註第二十四項內。

Reserves

Movements in the reserves of the Company and of the Group during the year are set out in Note 24 on the Financial Statements.

捐款

年內本集團之捐款為港幣六百萬元(二零零五年:港幣九百六十萬元)。

Donations

Donations made by the Group during the year amounted to HK$6.0 million (2005: HK$9.6 million).

固定資產

年內固定資產之變動詳情載於財務報表附註第十項內。

Fixed Assets

Details of movements in fixed assets during the year are set out in Note 10 on the Financial Statements.

銀行貸款

本集團於二零零六年六月三十日之銀行貸款情況載於財務報表附註第十八項內。

Bank Loans

Particulars of bank loans of the Group as at 30 June 2006 are set out in Note 18 on the Financial Statements.

資本化之借貸支出

年內本集團資本化之借貸支出款項為港幣六千零六十萬元(二零零五年:港幣二千零二十萬元)。

Borrowing Costs Capitalisation

Borrowing costs capitalised by the Group during the year amounted to HK$60.6 million (2005: HK$20.2 million).

集團主要物業

於二零零六年六月三十日本集團主要物業之詳情載於本年報第五十四至五十九頁內。

Major Group Properties

Details of major properties of the Group as at 30 June 2006 are set out on pages 54 to 59 of the annual report.

股本

於本年度內，五萬七千九百一十五股（二零零五年：一萬七千二百三十五股）可換股累積優先股被轉換，因而發行四千四百三十六萬二千八百九十股（二零零五年：一千三百二十萬二千零一十股）普通股。於二零零六年六月三十日所有可換股累積優先股已被轉換。

年內由於行使本公司股份期權計劃之股份期權，已發行及繳足股本因而再增加發行四百一十九萬二千股（二零零五年：五萬股）普通股。

年內本公司股本之變動詳情載於財務報表附註第二十三項內。

Share Capital

During the year, 57,915 (2005: 17,235) convertible cumulative preference shares of the Company were converted which resulted in the issue of 44,362,890 (2005: 13,202,010) ordinary shares of the Company. All convertible cumulative preference shares have been converted as at 30 June 2006.

The issued and fully paid ordinary share capital was further increased during the year by an issue of 4,192,000 (2005: 50,000) ordinary shares as a result of the exercise of share options under the Company's share option scheme.

Details of movements in share capital of the Company during the year are set out in Note 23 on the Financial Statements.

董事

於本報告日之本公司董事如下，而彼等之簡歷載於本年報第九十五至九十九頁內。彼等之薪酬詳情載於財務報表附註第五項內。

Directors

The directors of the Company as at the date of this report are as follows and their brief biographical details are set out on pages 95 to 99 of the annual report. Details of their remuneration are set out in Note 5 on the Financial Statements.

名稱	職銜	Name	Position Held	年齡 Age	擔任本公司董事之時間（年計） Length of Directorship (in years)
陳啟宗	主席	Ronnie C. Chan	Chairman	56	20
殷尚賢	副主席（獨立非執行董事）	S.S. Yin	Vice Chairman (Independent Non-Executive Director)	75	26
袁偉良	董事總經理	Nelson W.L. Yuen	Managing Director	55	20
夏佳理	獨立非執行董事	Ronald J. Arculli	Independent Non-Executive Director	67	26
鄭漢鈞	獨立非執行董事	H.K. Cheng	Independent Non-Executive Director	79	13
陳樂怡	獨立非執行董事	Laura L.Y. Chen	Independent Non-Executive Director	58	9
廖柏偉	獨立非執行董事	P.W. Liu	Independent Non-Executive Director	58	8
吳士元	執行董事	Terry S. Ng	Executive Director	46	5
高伯遒	執行董事	William P.Y. Ko	Executive Director	47	1
伍綺琴	執行董事	Estella Y.K. Ng	Executive Director	49	1

高伯遒先生及伍綺琴女士於二零零五年九月一日獲委任為本公司董事。因其委任期乃於二零零四年十一月二十三日舉行之股東週年大會之後，故兩位董事已遵照本公司組織章程細則第九十四條規定告退，並於二零零五年十一月八日舉行之股東週年大會中重選為本公司董事。本公司董事何世良先生已於二零零五年九月一日榮休。

Mr William P.Y. Ko and Ms Estella Y.K. Ng have been appointed as directors of the Company with effect from 1 September 2005. As the date of their appointment was subsequent to the Annual General Meeting held on 23 November 2004, both of them have retired from the Board in accordance with Article 94 of the Company's Articles of Association and have been re-elected as directors of the Company at the Annual General Meeting held on 8 November 2005. Mr Wilfred S.L. Ho has retired as a director of the Company with effect from 1 September 2005.

遵照本公司組織章程細則第一百零三、一百零四及一百一十八條規定，夏佳理先生、陳樂怡女士、廖柏偉先生及袁偉良先生於應屆股東週年大會輪值告退，惟願膺選連任。

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr Ronald J. Arculli, Ms Laura L.Y. Chen, Mr P.W. Liu and Mr Nelson W.L. Yuen retire from the Board by rotation at the forthcoming Annual General Meeting and, being eligible, offers themselves for re-election.

董事之服務合約

Directors' Service Contracts

獨立非執行董事之任職屆滿日期（不超過三年）與彼等遵照本公司組織章程細則之條文之預期輪值告退日期一致。執行董事概無與本公司訂立一年內倘終止則須作出賠償（法定賠償除外）之服務合約。

The appointments of independent non-executive directors are for specific terms (not exceeding 3 years) which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association. The executive directors do not have any service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

擬於將舉行之股東週年大會上膺選連任之董事概無與本公司、其控股公司或其任何附屬公司訂立於一年內倘終止須作出賠償（法定賠償除外）之服務合約。

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company, its holding company or any of their subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

董事之合約權益

Directors' Interests in Contracts

於年內任何時間或年結日，概無任何董事在本公司、其控股公司或其任何附屬公司之任何重要合約中直接或間接擁有重大權益。

No contract of significance to which the Company, its holding company or any of their subsidiaries was a party, and in which a director of the Company was materially interested, whether directly or indirectly, subsisted at any time during the year or at the end of the year.

董事之競爭業務權益

Directors' Interests in Competing Business

年內，概無任何董事在與本公司業務直接或間接出現競爭或可能出現競爭之業務（本公司業務除外）中擁有任何根據上市規則須予披露的權益。

During the year, no director has been interested in any business apart from the Company's business, which competes or is likely to compete, either directly or indirectly, with the Company's business which is required to be disclosed pursuant to the Listing Rules.

附註 2

Note 2

姓名	Name	未行使之股份期權股數 No. of Option Shares Outstanding	授出日期 Date Granted	每股行使價（港幣） Exercise Price per Share (HK$)	股份期權行使期 Period during which options exercisable
陳啟宗	Ronnie C. Chan	5,090,000	20/05/2004	$9.45	20/05/2005 – 19/05/2014*
袁偉良	Nelson W.L. Yuen	2,500,000 3,000,000	24/02/2000 20/05/2004	$6.12 $9.45	24/02/2001 – 23/02/2010† 20/05/2005 – 19/05/2014*
吳士元	Terry S. Ng	1,250,000 1,388,000	01/11/2001 20/05/2004	$5.87 $9.45	01/11/2002 – 31/10/2011† 20/05/2005 – 19/05/2014*
高伯逍	William P.Y. Ko	400,000 324,000	24/02/2000 20/05/2004	$6.12 $9.45	24/02/2001 – 23/02/2010† 20/05/2005 – 19/05/2014*
伍綺琴	Estella Y.K. Ng	500,000 324,000	12/05/2004 20/05/2004	$10.17 $9.45	12/05/2005 – 11/05/2014‡ 20/05/2005 – 19/05/2014*

* 該等股份期權乃根據恒隆集團有限公司之股份期權計劃授予上述董事。有關期權可分四期行使：即於二零零五年五月二十日起可行使第一個百分之二十五，二零零六年五月二十日起可行使第二個百分之二十五，二零零七年五月二十日起可行使第三個百分之二十五，以及二零零八年五月二十日起可行使餘下之百分之二十五，而全部股份期權之行使期將於二零一四年五月十九日屆滿。

* These share options were granted to the named directors under the Share Option *Scheme of Hang Lung Group Limited, exercisable in 4 tranches, i.e. the first 25%* from 20 May 2005, the second 25% from 20 May 2006, the third 25% from 20 May 2007 and the balance 25% from 20 May 2008, all expiring on 19 May 2014.

† 該等股份期權乃根據恒隆集團有限公司之股份期權計劃授予上述董事。有關期權可由現時起至各自之行使期屆滿前行使。

† These share options were granted to the named directors under the Share *Option Scheme of Hang Lung Group Limited, all of which are now exercisable until* their respective expiry dates.

‡ 該等股份期權乃根據恒隆集團有限公司之股份期權計劃授予上述董事。有關期權可分三期行使：即於二零零五年五月十二日起可行使第一個百分之二十，二零零六年五月十二日起可行使第二個百分之三十，以及二零零七年五月十二日起可行使餘下之百分之五十，而全部股份期權之行使期將於二零一四年五月十一日屆滿。

‡ This share option was granted to the named director under the Share Option Scheme of Hang Lung Group Limited, exercisable in 3 tranches, i.e. the first 20% from 12 May 2005, the second 30% from 12 May 2006 and the balance 50% from 12 May 2007, all expiring on 11 May 2014.

除以上所披露外，並無本公司董事或彼等之任何聯繫人持有本公司或任何相聯法團之股份、相關股份或債權證中之權益或淡倉。

Save as disclosed above, none of the directors of the Company or any of their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation.

除以上所述外，於年內任何時間，本公司、其控股公司或其任何附屬公司概無作出任何安排使本公司董事（包括彼等之配偶及未滿十八歲之子女）可藉購入本公司或任何其他機構之股份或債權證而獲益。

Other than as stated above, at no time during the year was the Company, its holding company or any of their subsidiaries a party to any arrangement to enable the directors of the Company (including their spouses and children under 18 years of age) to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東及其他人士於股份及相關股份之權益及淡倉

根據證券條例第三百三十六條規定須予備存之登記冊所記錄，主要股東及依據證券條例第XV部須披露其權益之其他人士於二零零六年六月三十日持有本公司之股份及相關股份之權益以及淡倉之詳情如下：

(a) 股份權益

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at 30 June 2006, details of substantial shareholders' and other persons' (who are required to disclose their interests pursuant to Part XV of the SFO) interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

(a) Interests in Shares

名稱	Name	附註 Note	持有股份數目 No. of Shares Held	已發行股本之百分率 % of Issued Capital
陳譚慶芬	Chan Tan Ching Fen	1	2,113,952,670	56.65
Cole Limited	Cole Limited	1	2,113,952,670	56.65
Cole Enterprises Holdings Limited	Cole Enterprises Holdings Limited	1	2,113,952,670	56.65
Rosenior Limited	Rosenior Limited	1	2,113,952,670	56.65
Merssion Limited	Merssion Limited	1	2,113,952,670	56.65
恒隆集團有限公司	Hang Lung Group Limited	2	2,085,619,570	55.89
恒旺有限公司	Prosperland Housing Limited	3	1,267,608,690	33.97
Purotat Limited	Purotat Limited	3	354,227,500	9.49
Capital Research and Management Company	Capital Research and Management Company	-	291,328,100	7.86

附註：

1. 此等股份與一信託基金所持有之股份為同一批股份。陳譚慶芬女士為該信託基金之成立人。Cole Limited、Cole Enterprises Holdings Limited、Rosenior Limited及Merssion Limited被視為於恒隆集團有限公司及其附屬公司所持有之股份中擁有權益，而該等股份已包括在上述二十一億一千三百九十五萬二千六百七十股股份之數目內。

2. 恒隆集團有限公司被視為於其附屬公司恒旺有限公司所持有之十二億六千七百六十萬八千六百九十股股份、Purotat Limited所持有之三億五千四百二十二萬七千五百股股份以及其他附屬公司所持有之四億六千三百七十八萬三千三百八十股股份中擁有權益。

3. 恒旺有限公司所持有之十二億六千七百六十萬八千六百九十股股份及Purotat Limited所持有之三億五千四百二十二萬七千五百股股份已包括在上述由恒隆集團有限公司所持有之二十億八千五百六十一萬九千五百七十股股份之數目內。

Notes:

1. These shares were the same parcel of shares held by a trust of which Ms Chan Tan Ching Fen was the founder. Cole Limited, Cole Enterprises Holdings Limited, Rosenior Limited and Merssion Limited were deemed to be interested in the shares held by Hang Lung Group Limited and its subsidiaries, which number of shares were included in the above-mentioned number of 2,113,952,670.

2. Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,608,690 shares held by Prosperland Housing Limited, 354,227,500 shares held by Purotat Limited, and 463,783,380 shares held by other subsidiaries.

3. The 1,267,608,690 shares held by Prosperland Housing Limited and the 354,227,500 shares held by Purotat Limited were included in the above-mentioned number of 2,085,619,570 shares held by Hang Lung Group Limited.

(b) 股份及相關股份之淡倉

除以上(a)段所披露者外，根據證券條例第三百三十六條規定須予備存之登記冊所記錄，並無已知會本公司之其他權益。

(b) Short Positions in Shares and Underlying Shares

Save as disclosed in paragraph (a) above, no other interest required to be recorded in the register kept under Section 336 of the SFO has been notified to the Company.

關連人士交易

在日常業務中進行的重大關連人士交易詳情載於財務報表附註第三十項內。該等關連人士交易並不構成上市規則界定的須予披露關連交易。

Related Party Transactions

Details of the significant related party transactions undertaken in the usual course of business are set out in Note 30 on the Financial Statements. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

管理合約

年內本公司並無就本公司全部或任何主要業務訂立或現存任何管理及行政合約。

Management Contracts

No contract for the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

購回、出售或贖回上市證券

年內本公司或其任何附屬公司並無購回、出售或贖回本公司之任何上市證券。

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

足夠公眾持股量

截至本年報日期，根據本公司可以得悉而本公司董事亦知悉之公開資料，本公司已維持上市規則訂明之公眾持股量。

Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the directors of the Company as at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules.

公司管治

本公司之公司管治原則及常規載於本年報第七十二至九十四頁之公司管治報告內。

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance report on Pages 72 to 94 of the annual report.

核數師

本公司將於即將舉行之股東週年大會上提出決議案，建議再度委任畢馬威會計師事務所為本公司核數師，直至下屆股東週年大會結束為止。

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

承董事局命

秘書

程式榮謹啟

香港，二零零六年八月二十一日

By Order of the Board

Robin S.W. Ching

Secretary

Hong Kong, 21 August 2006

Summary of Compliance with the Code on Corporate Governance Practices

我們矢志維持高質素的公司管治，並以高透明度及向所有股東負責作為原則。我們不僅遵守《企業管治常規守則》所載之全部守則條文，亦遵守適用的建議最佳常規。

We are committed to maintaining a high standard of corporate governance, the principles of which emphasize transparency and accountability to all shareholders. We complied not only with all the Code Provisions of the Code on Corporate Governance Practices, but also the appropriate Recommended Best Practices.

A 董事 Directors

A.1	**董事局**	**THE BOARD**	
	守則條文	**Code provision**	本公司遵守情況 Compliance
A.1.1	董事局會議應每年召開最少四次	Board meetings should be held at least 4 times a year	有 Yes
A.1.2	全體董事皆有機會提出商討事項供列入董事局會議議程內	All directors are given an opportunity to include matters in the agenda of regular meetings	有 Yes
A.1.3	召開董事局會議應發出最少十四天前之通知	Notice of at least 14 days should be given of a regular board meeting	有 Yes
A.1.4	所有董事應可取得公司秘書的意見和享用其服務	All directors should have access to the advice and services of the company secretary	有 Yes
A.1.5	公司秘書應備存董事局會議紀錄並公開予任何董事查閱	Minutes of board meetings should be kept by the company secretary and open for inspection by any director	有 Yes
A.1.6	董事局會議紀錄應足夠詳盡，並應於合理時段內把會議紀錄初本及定本發送全體董事評論及存檔	Minutes of board meetings should record in sufficient details. Draft and final versions of minutes of board meetings should be sent to all directors for comments and records within a reasonable time	有 Yes
A.1.7	董事局應商定程序，讓董事可按合理要求在適當情況下尋求獨立專業意見，費用由公司支付	A procedure should be agreed by the board to enable directors to seek independent professional advice at the Company's expense	有 Yes
A.1.8	若有大股東或董事存有重大的利益衝突，董事局應就該事項舉行會議，而不應以傳閱文件方式處理或交由轄下委員會處理。有關董事必須放棄表決，且不得計入該會議的法定人數	If a substantial shareholder or a director has a material conflict of interest, a board meeting should be held (instead of by way of circulation or by a committee). Such director must abstain from voting and not be counted in the quorum present	有 Yes
	建議最佳常規	**Recommended best practices**	
A.1.9	公司應就其董事可能面對的法律行動作適當的投保安排	The Company should arrange appropriate insurance cover in respect of legal action against its directors	有 Yes
A.1.10	董事局委員會應採用第A.1.1至第A.1.8所載的原則，程序及安排	Board committees should adopt the principles, procedures and arrangements set out in A.1.1 to A.1.8	有 Yes

A.2	主席及行政總裁	CHAIRMAN AND CHIEF EXECUTIVE OFFICER	
	守則條文	**Code provision**	本公司遵例情況 Compliance
A.2.1	主席與行政總裁的角色應有區分，並應清楚界定及以書面列明	The roles of chairman and chief executive officer should be separate, and clearly established and set out in writing	有 Yes
A.2.2	主席應確保董事局會議上之所有董事均適當知悉當前的事項	Chairman should ensure that all directors are properly briefed on issues arising at board meetings	有 Yes
A.2.3	主席應確保董事及時收到充分的資訊	Chairman should ensure that directors receive adequate information in a timely manner	有 Yes
	建議最佳常規	**Recommended best practices**	
A.2.4	主席應確保董事局有效地運作，並應為釐定及批准每次董事局會議議程的主要負責人（主席可將這項責任轉授指定的董事或公司秘書）	Chairman should ensure that the board works effectively, and should be primarily responsible for and approving the agenda for each board meeting (Chairman may delegate such drawing up responsibility to a designated director or the company secretary)	有 Yes
A.2.5	主席應確保公司制定良好的企業管治常規及程序	Chairman should ensure that good corporate governance practices and procedures are established	有 Yes
A.2.6	主席應鼓勵所有董事全力投入董事局事務	Chairman should encourage all directors to make a full and active *contribution to the board's affairs*	有 Yes
A.2.7	主席應最少每年與非執行董事舉行一次沒有執行董事出席的會議	Chairman should at least annually hold meetings with non-executive directors (NEDs) (without executive directors present)	有 Yes
A.2.8	主席應確保採取適當步驟保持與股東有效聯繫	Chairman should ensure providing effective communication with shareholders	有 Yes
A.2.9	主席應促進非執行董事對董事局作出有效貢獻，並確保執行董事與非執行董事之間維持建設性的關係	Chairman should facilitate the effective contribution of non-executive directors and ensure constructive relations between executive and *non-executive directors*	有 Yes

A.3	董事局組成	BOARD COMPOSITION	
	守則條文	**Code provision**	本公司遵例情況 Compliance by us
A.3.1	所有集團傳訊，應列明獨立非執行董事的身份	Independent non-executive directors (INEDs) should be expressly identified *in all corporate communications*	有 Yes
	建議最佳常規	**Recommended best practices**	
A.3.2	獨立非執行董事應佔董事局成員人數最少三分之一	INEDs should represent at least one-third of the board	有 Yes
A.3.3	公司應在其網頁上設存及提供最新的董事名單，並列明其角色和職能，以及註明其是否獨立非執行董事	To maintain on website an updated list of directors identifying their roles and functions and whether they are INEDs	有 Yes

A.4	委任、重選和罷免	APPOINTMENT, RE-ELECTION AND REMOVAL	
	守則條文	**Code provision**	本公司遵例情況 Compliance by us
A.4.1	非執行董事應有指定任期，並須重新選舉	NEDs should be appointed for a specific term, subject to re-election	有 Yes
A.4.2	所有被委任的董事應在被委任後的首次股東大會上接受股東選舉	All directors should be subject to election by shareholders at the first general meeting after their appointment	有 Yes
	每名董事應最少每三年一次輪流退任	Every director should be subject to retirement by rotation at least once every 3 years	有 Yes
	所有擬參與選舉或重選的董事之姓名，應連同上市規則第13.51(2)條規定新委任董事必須提供的同樣個人履歷資料一併提呈	Names of directors submitted for election or re-election must be accompanied by the same biographical details as required for newly appointed directors set out in Rule 13.51(2) of the Listing Rules	有 Yes
	建議最佳常規	**Recommended best practices**	
A.4.3	若獨立非執行董事在任已超過九年，任何擬就該名獨立非執行董事作出的繼續委任，均應以獨立決議案形式由股東審議通過。董事局應向股東列明其認為該名人士仍屬獨立人士的理由以及應重選彼為董事的原因	Any further appointment of an INED who serves more than 9 years should be subject to a separate resolution to be approved by shareholders. The board should set out to shareholders the reasons they believe that the INED continues to be independent and why he/she should be re-elected	有 Yes
A.4.4	應設立提名委員會，委員會成員須以獨立非執行董事佔大多數	To establish a nomination committee (NC) – majority of members should be INEDs	有 Yes
A.4.5	應書面訂明提名委員會具體的職權範圍	NC should be established with specific written terms of reference	有 Yes
A.4.6	應在網頁登載提名委員會的職權範圍及在有人提出要求時提供有關資料	NC should make available its terms of reference on request and on the website	有 Yes
A.4.7	提名委員會應獲充足資源以履行職責	NC should be provided with sufficient resources to discharge its duties	有 Yes
A.4.8	若董事局擬於股東大會上提呈決議案選任某人士為獨立非執行董事，應在致股東通函內列明董事局認為應選任該名人士的理由以及董事局認為該名人士屬獨立人士的原因	The board should set out in the circular to shareholders (re-election of an individual as an INED at general meeting) why they believe the individual should be elected and the reasons why they consider the individual to be independent	有 Yes

A.5	董事責任	RESPONSIBILITIES OF DIRECTORS	
	守則條文	Code provision	本公司遵守情況 Compliance by us
A.5.1	每名新委任的董事均應在首次接受委任時獲得就任須知，以確保其對公司的運作及業務有適當的理解，以及完全知道本身在法規及普通法、上市規則、適用的法律規定及其他監管規定以及本公司的業務及管治政策下的職責	Every newly appointed director should receive an induction on the first occasion of his appointment to ensure that he has a proper understanding of the operations and business, and his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and the business and governance policies of the Company	有 Yes
A.5.2	非執行董事的職能應包括：(a)參與董事局會議並作出獨立判斷；(b)在出現潛在利益衝突時發揮牽頭引導作用；(c)應邀出任委員會成員；及(d)詳審公司的表現	Functions of NED should include (a) to bring independent judgement when participating in board meetings; (b) to take the lead when potential conflicts of interests arise; (c) to serve on committees, if invited; and (d) to scrutinise the Company's performance	有 Yes
A.5.3	每名董事應確保能付出足夠時間及精神以處理公司的事務	Every director should ensure that he can give sufficient time and attention to the affairs of the Company	有 Yes
A.5.4	董事必須遵守上市規則附錄十所載的《標準守則》；董事局亦應就有關事宜設定書面指引，指引內容應不比《標準守則》寬鬆	Directors must comply with their obligations under the Model Code set out in Appendix 10 of the Listing Rules, and the board should establish written guidelines on no less exacting terms than the Model Code	有 Yes
	建議最佳常規	**Recommended best practices**	
A.5.5	所有董事應參與持續專業發展計劃，發展並更新其知識及技能	All directors should participate in a programme of continuous professional development to develop and refresh their knowledge and skills	有 Yes
A.5.6	每名董事應定期披露其於公眾公司或組織擔任的職位及其他重大承擔	Each director should disclose the number and nature of offices held in public companies or organisations and other significant commitments on a periodic basis	有 Yes
A.5.7	非執行董事應定期出席董事局及其擔任成員的委員會的會議並積極參與事務，以其技能及專業知識等作出貢獻。非執行董事亦應出席股東大會	NED should give the board and any committees on which they serve the benefit of their skills, expertise, etc. through regular attendance and active participation. They should also attend general meetings	有 Yes
A.5.8	非執行董事應提供獨立、有建設性及有見地的意見，協助公司制定策略	NED should make positive contribution to the development of the Company's strategy and policies through independent, constructive and informed comments	有 Yes

A.6	資料提供及使用	SUPPLY OF AND ACCESS TO INFORMATION	
	守則條文	Code provision	本公司遵守情況 Compliance by us
A.6.1	議程及相關會議文件應全部及時送交全體董事，並最少在計劃舉行董事局或委員會會議日期三天前送出	Agenda and board papers should be sent in full to all directors at least 3 days before the intended date of a board meeting or committee meeting	有 Yes
A.6.2	管理層有責任向董事局及其委員會提供充足的適時資料，董事局及每位董事應有自行接觸公司高級管理人員的獨立途徑	Management has an obligation to supply the board and its committees with adequate information, and the board and each director should have separate and independent access to the Company's senior management	有 Yes
A.6.3	所有董事均有權查閱董事局文件及相關資料，公司必須採取步驟以盡快就董事的查詢作出全面的回應	All directors are entitled to have access to board papers and related materials. Steps must be taken to respond directors' queries as promptly and fully as possible	有 Yes

B 董事及高級管理人員的薪酬 Remuneration of Directors and Senior Management

B.1	薪酬及披露的水平及組成	THE LEVEL AND MAKE-UP OF REMUNERATION AND DISCLOSURE	
	守則條文	**Code provision**	本公司遵例情況 Compliance by us
B.1.1	應設立具有明文權責範圍的薪酬委員會，其大部分成員應為獨立非執行董事	To establish a remuneration committee (RC) with specific written terms of reference, and majority of members should be INEDs	有 Yes
B.1.2	薪酬委員會應就執行董事的薪酬建議諮詢主席及／或行政總裁，如認為有需要可索取專業意見	RC should consult the chairman and/or chief executive officer about their proposals relating to the remuneration of ED and have access to professional advice if considered necessary	有 Yes
B.1.3	薪酬委員會在權責範圍方面應包括上市規則附錄十四第B.1.3(a)至(f)條訂定的職責	Terms of reference should include the duties stated in Appendix 14 – Rule B.1.3(a) to (f) of the Listing Rules	有 Yes
B.1.4	應在網頁登載薪酬委員會的職權範圍及在有人提出要求時提供有關資料	RC should make available its terms of reference on request and on the website	有 Yes
B.1.5	薪酬委員會應獲充足資源以履行職責	RC should be provided with sufficient resources to discharge its duties	有 Yes
	建議最佳常規	**Recommended best practices**	
B.1.6	執行董事的薪酬結構中，應有頗大部分的報酬與公司及個人表現掛鈎	A significant proportion of ED's remuneration should be structured so as to link rewards to corporate and individual performance	有 Yes
B.1.7	公司應具名披露每名高級管理人員的酬金	To disclose details of any remuneration payable to members of senior management, on an individual and named basis	**不認為適用（只具名披露每名董事的酬金）** Not considered appropriate (Only details of directors' remuneration are disclosed on an individual and named basis)
B.1.8	董事局應在下年度報告內，解釋為何採納之前未獲薪酬委員會通過的有關薪酬或賠償安排的決議案。	The board must disclose the reasons for its approved resolution on remuneration or compensation arrangements in its next annual report if RC has previously resolved not to approve	不適用 N/A

C 問責及核數 Accountability and Audit

C.1	財務匯報	FINANCIAL REPORTING	
	守則條文	Code provision	本公司遵例情況 Compliance by us
C.1.1	管理層應向董事局提供充分的解釋及足夠的資料，讓董事局可就提交批准的財務及其他資料，作出有根據的評審	Management should provide such explanation and information to the board which enable them to make an informed assessment of the financial and other information put before the board for approval	有 Yes
C.1.2	董事應承認他們有編製財務報表的責任，核數師亦應就他們的申報責任作出聲明。若董事知道有重大不明朗事件，應在企業管治報告清楚披露此等不明朗因素	Directors should acknowledge their responsibility for preparing the financial statements; and there should be a statement by auditors about their reporting responsibility in the auditors' report on financial statements. Corporate Governance Report should contain sufficient information so as to enable investors to understand the severity and significance of any material uncertainties at hand	有 Yes
C.1.3	董事局對公司的表現，作出平衡、清晰及容易理解的評審之責任，伸展至年度報告及中期報告、其他涉及股價敏感資料的公布及根據上市規則規定和法例規定須予披露的其他財務資料，以及向監管者提交的報告書	Board's responsibility to present a balanced, clear and understandable assessment extends to Annual Report, Interim Report, other price-sensitive announcements and other financial disclosures, and reports to regulators required under the Listing Rules and statutory requirements	有 Yes
	建議最佳常規	Recommended best practices	
C.1.4	公司應於季度結束後45天內公布及刊發有關季度的財務業績	The Company should announce and publish quarterly financial results within 45 days of the end of the relevant quarter	不認為適用(季度報告並不切合實際需要，亦不符合地產發展商的成本效益) Not considered appropriate (Quarterly reporting is not practical, and not cost effective for property developer)
C.1.5	公司一旦決定公布及刊發季度財務業績，即應於其後的財政年度繼續匯報季度財務業績。倘公司決定不公布及刊發某一季度的財務業績，應立即刊發公布，解釋這項決定的原因	Once it has decided to announce and publish its quarterly financial results, the Company should continue to do so for subsequent financial years. Where the Company decides not to announce and publish its financial results for a particular quarter, it should publish an announcement to disclose the reasons for such decision	不適用 N/A

C.2	內部監控	INTERNAL CONTROLS	
	守則條文	**Code provision**	本公司遵例情況 Compliance by us
C.2.1	董事應最少每年檢討一次公司及其附屬公司的內部監控系統是否有效	Directors should at least annually conduct a review of the effectiveness of the system of internal control of the Company and its subsidiaries	有 Yes
	建議最佳常規	**Recommended best practices**	
C.2.2	董事局每年檢討的事項應特別包括上市規則附錄十四第C.2.2(a)至(e)條	The board's annual review on internal controls should consider in particular areas as detailed in Appendix 14 – Rule C.2.2(a) to (e) of the Listing Rules	有 Yes
C.2.3	應以敍述形式披露公司如何在報告期內遵守有關內部監控的守則條文	Narrative statement on how the Company has complied with the code provisions on internal control during the reporting period	有 Yes
C.2.4	應確保所披露有關內部監控的資料有意義及沒有給人誤導的感覺	Information disclosed on internal control should be meaningful and do not lead to misleading impression	有 Yes
C.2.5	沒有內部審計功能的公司應每年檢討是否需要增設此項功能	Company without an internal audit function should review the need for one on an annual basis	不適用(本公司早已設立內部審計部) N/A (Internal Audit Department was set up long time ago)

C.3	審核委員會	AUDIT COMMITTEE	
	守則條文	**Code provision**	本公司遵例情況 Compliance by us
C.3.1	審核委員會的會議紀錄應由公司秘書保存。有關的紀錄初本及定本應在會議後一段合理時間內發送予委員會全體成員供置評及存檔	Full audit committee (AC) minutes should be kept by the Company Secretary. Draft and final versions of such minutes should be sent to all AC members for their comment and records within a reasonable time after the meeting	有 Yes
C.3.2	公司現時的核數師事務所的前合夥人，在以下較遲日期起一年內不可擔任審核委員會的成員：(1)彼終止為該事務所的合夥人之日；或(2)彼在該事務所不再擁有財務權益之日	Former partner of the Company's existing auditing firm should be prohibited from acting as AC member for a period of 1 year commencing on the date of his ceasing (1) to be a partner of the firm or (2) to have any financial interest in the firm, whichever is the later	不適用(董事局內並無現時核數師事務所的前合夥人) N/A (No former partner of the existing auditing firm is on the board)
C.3.3	審核委員會的職權範圍應包括上市規則附錄十四第C.3.3(a)至(h)條	Terms of reference should include duties as detailed in Appendix 14 – Rule C.3.3(a) to (h) of the Listing Rules	有 Yes
C.3.4	應在網頁登載審核委員會的職權範圍及在有人提出要求時提供有關資料及作出解釋	AC should make available its terms of reference, explaining its role and authority on request and on the website	有 Yes
C.3.5	倘董事局不同意審核委員會有關甄選或轉換外聘核數師的意見，公司應詳細闡釋審核委員會的意見及董事局持不同意見的原因	Where the board disagrees with AC's view on selection and change of external auditors, the Company should include a statement from the AC explaining its recommendation and also the reasons why the board has taken a different view	不適用(並無出現此項意見) N/A (No such disagreement happened before)
C.3.6	審核委員會應獲充足資源以履行職責	AC should be provided with sufficient resources to discharge its duties	有 Yes
	建議最佳常規	**Recommended best practices**	
C.3.7	審核委員會的職權範圍亦應包括：(a) 檢討公司設定的以下安排：僱員就財務匯報、內部監控或其他方面可能發生的不正當行為提出關注；及(b)擔任公司與外聘核數師之間的主要代表，負責監察二者之間的關係	Additional duties should be included in the terms of reference, inter alia, (a) to review arrangements by which employees of the Company may raise concerns about possible improprieties in financial reporting, internal control or other matters; and (b) to act as key representative body for overseeing the Company's relation with the external auditor	有 Yes

D 董事局權力的轉授 Delegation by the Board

D.1	管理功能	MANAGEMENT FUNCTIONS	
	守則條文	Code provision	本公司遵守情況 Compliance by us
D.1.1	當董事局將其管理及行政功能方面的權力轉授予管理層時，必須同時就管理層的權力，給予清晰的指引。若這樣的權力轉授所達到的程度，會大大妨礙或削弱董事局整體履行其職權的能力，董事局不應作出權力轉授	When the board delegates management and administration functions to management, clear directions must also be given to them in respect of their powers. The board should not delegate matters to an extent that would significantly hinder or reduce its ability as a whole to discharge its functions	有 Yes
D.1.2	公司應將保留予董事局的職能及轉授予管理層的職能分別列明，並應定期檢討以確保有關安排符合公司的需要	The Company should formalise the functions reserved to the board and those delegated to management, and review those arrangements periodically to ensure that they remain appropriate to the needs of the Company	有 Yes
	建議最佳常規	**Recommended best practices**	
D.1.3	公司應披露董事局與管理層之間的職責分工	The Company should disclose the division of responsibility between the board and management	有 Yes
D.1.4	董事應清楚瞭解既定的權力轉授安排。公司應有正式的董事委任書，訂明有關委任的主要條款及條件	Directors should clearly understand delegation arrangements in place. The Company should have formal letters of appointment for directors setting out the key terms and conditions relative to their appointment	有 Yes

D.2	董事局轄下的委員會	BOARD COMMITTEES	
	守則條文	Code provision	本公司遵守情況 Compliance by us
D.2.1	若要成立委員會處理事宜，董事局應清楚訂明該等委員會的職權範圍	Board committees (if any) should be formed with clear terms of reference	有 Yes
D.2.2	委員會的職權範圍應規定其須向董事局匯報其決定或建議（除非委員會受法律或監管限制而不能作此匯報）	Terms of reference should include a requirement that they should report back to the board on their decisions or recommendations (unless there are legal or regulatory restrictions for them not to do so)	有 Yes

E 與股東的溝通 Communication with Shareholders

E.1	有效溝通	EFFECTIVE COMMUNICATION	
	守則條文	Code provision	本公司遵守情況 Compliance by us
E.1.1	股東大會主席應在該會上就每項實際獨立的事宜提出獨立的決議案	Each substantially separate issue at a general meeting should be proposed by a separate resolution by the chairman of that meeting	有 Yes
E.1.2	董事局主席應出席股東週年大會，並安排審核委員會、薪酬委員會及提名委員會的主席，或在該等委員會的主席缺席時由另一名委員（或如該名委員未能出席，則其適當委任的代表）在股東週年大會上回答提問	Chairman of the board should attend the AGM. He should also arrange chairmen of AC, RC and NC, or in their absence, another member of the committee, or failing this his duly appointed delegate, to be available to answer questions at the AGM	有 Yes

E.2	以投票方式表決	VOTING BY POLL	
	守則條文	Code provision	本公司遵行情況 Compliance by us
E.2.1	大會主席應確保公司於致股東之通函內載列根據上市規則第13.39(4)條有關以投票方式表決的規定，股東要求以投票方式表決的程序及權利	Chairman of a meeting should ensure disclosure in the Company's circulars of the procedures for and the rights of shareholders to demand a poll in compliance with the requirements about voting by poll in Rule 13.39(4) of the Listing Rules	有 Yes
E.2.2	公司應點算所有委任代表投票的票數。如以舉手方式表決，大會主席應在會上表明每項決議案的委任代表投票比例，以及贊成和反對票數。公司應確保所有票數均適當點算及記錄在案	The Company should count all proxy votes. For a show of hands, chairman of a meeting should indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution. The Company should ensure that votes cast are properly counted and recorded	有 Yes
E.2.3	大會主席應確保在會議開始時已解釋下列事宜：(a)股東要求以投票方式表決的程序；及(b)以投票方式進行表決的詳細程序	Chairman of a meeting should at the commencement of the meeting ensure that an explanation is provided of (a) the procedures for demanding a poll by shareholders; and (b) detailed procedures for conducting a poll	有 Yes

F 額外披露 Additional Disclosure

F.1	**核數師酬金** 就外聘核數師提供的核數及非核數服務所涉及的酬金作出披露	**AUDITORS' REMUNERATION** The remuneration for both audit and non-audit services provided by the external auditors are disclosed	有關詳情載於第七十二至九十四頁之公司管治報告內 For details, please refer to our Corporate Governance report at pages 72 to 94
F.2	**操守守則** 就員工進行集團事務的應有操守列出清晰指引	**CODE OF CONDUCT** Setting out clear guidelines for employees in the conduct of our activities	
F.3	**董事及高級管理人員持有之權益** 就董事及高級管理人員持有的股份和股份期權之權益作出披露	**INTERESTS OF DIRECTORS AND SENIOR MANAGEMENT** Interests in shares and share options of directors and senior management are disclosed	
F.4	**股東資料** 按所屬地及持股量提供股東資料概要	**SHAREHOLDER INFORMATION** Summarising details of shareholders by domicile and by holding range	
F.5	**透明度及披露** 透過分析員會議、記者會、電郵及網頁等渠道披露公司資料	**TRANSPARENCY AND DISCLOSURE** Disclosing company information through channels including analyst briefings, press conference, emails and website	

核數師報告書

KPMG

致恒隆地產有限公司各股東

(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第一百二十四至一百七十四頁按照香港公認會計原則編製的財務報表。

To the Shareholders of Hang Lung Properties Limited

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 124 to 174 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的財務報表。在編製這些財務報表時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些財務報表提出獨立意見，並按照香港《公司條例》第一百四十一條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見的基礎

我們是按照香港會計師公會頒布的《香港核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製財務報表時所作的主要估計和判斷，所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充份的憑證，就財務報表是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

Basis of Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

我們認為，上述的財務報表均真實與公允地反映　貴公司及　貴集團於二零零六年六月三十日的財政狀況和　貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所 *執業會計師*
香港，二零零六年八月二十一日

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2006 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG *Certified Public Accountants*
Hong Kong, 21 August 2006

Financial Statements

綜合收益表
Consolidated Income Statement

截至二零零六年六月三十日止年度 For the year ended 30 June 2006

以港幣百萬元計算	in HK$ million	附註 Note	2006	(重列) (restated) 2005
營業額	Turnover	3(a)	**3,740.6**	6,955.3
其他收入	Other income		**317.2**	105.5
直接成本及營業費用	Direct costs and operating expenses		**(1,388.4)**	(3,505.5)
行政費用	Administrative expenses		**(205.5)**	(154.0)
營業溢利	Operating profit		**2,463.9**	3,401.3
投資物業之公平值增加	Increase in fair value of investment properties	10	**3,438.2**	5,402.9
			5,902.1	8,804.2
財務費用	Finance costs	4	**(415.8)**	(255.7)
應佔合營公司溢利	Share of profits of jointly controlled entities		**90.3**	118.3
除稅前溢利	Profit before taxation	3(a) & 4	**5,576.6**	8,666.8
稅項	Taxation	6(a)	**(1,003.0)**	(1,582.6)
本年度溢利	Profit for the year		**4,573.6**	7,084.2
應佔純利	Attributable to			
股東	Shareholders	24	**4,402.6**	6,812.5
少數股東權益	Minority interests	25	**171.0**	271.7
			4,573.6	7,084.2
股息	Dividends	8	**1,899.8**	1,842.6
每股盈利	**Earnings per share**	9(a)		
基本	**Basic**		**119.2¢**	**193.9¢**
攤薄	**Diluted**		**118.2¢**	**191.9¢**
每股盈利(不包括扣除遞延稅項後的投資物業公平值變動)	Earnings per share excluding changes in fair value of investment properties net of deferred tax	9(b)		
基本	Basic		**44.1¢**	71.6¢
攤薄	Diluted		**44.0¢**	71.4¢

財務報表附註乃本財務報表之一部分。
The annexed notes form part of these financial statements.

資產負債表
Balance Sheets

於二零零六年六月三十日 At 30 June 2006

以港幣百萬元計算	in HK$ million	附註 Note	集團 Group 2006	集團 Group (重列) (restated) 2005	公司 Company 2006	公司 Company (重列) (restated) 2005
非流動資產	**Non-current assets**					
固定資產	Fixed assets					
投資物業	Investment properties		**39,590.0**	36,031.9	**-**	-
其他固定資產	Other fixed assets		**2,911.1**	1,818.9	**-**	-
		10	**42,501.1**	37,850.8	**-**	-
附屬公司權益	Interest in subsidiaries	11	**-**	-	**29,077.5**	29,688.5
合營公司權益	Interest in jointly controlled entities	12	**551.0**	482.4	**-**	-
貸款及投資	Loans and investments	13	**7.9**	9.1	**-**	-
遞延税項資產	Deferred tax assets	17(b)	**66.7**	85.4	**-**	-
			43,126.7	38,427.7	**29,077.5**	29,688.5
流動資產	**Current assets**					
存貨	Inventories	14	**10,159.3**	10,693.4	**-**	-
應收賬款及其他應收款	Trade and other receivables	15	**1,096.6**	768.7	**33.1**	20.9
現金及銀行存款	Cash and deposits with banks	26(b)	**5,983.6**	3,205.8	**51.5**	21.0
			17,239.5	14,667.9	**84.6**	41.9
流動負債	**Current liabilities**					
應付賬款及其他應付款	Trade and other payables	16	**1,529.5**	1,704.6	**5.9**	5.1
税項	Taxation	17(a)	**332.1**	599.2	**4.2**	3.3
應付優先股股息	Preference dividend payable		**-**	15.5	**-**	15.5
			1,861.6	2,319.3	**10.1**	23.9
流動資產淨值	Net current assets		**15,377.9**	12,348.6	**74.5**	18.0
資產總值減流動負債	Total assets less current liabilities		**58,504.6**	50,776.3	**29,152.0**	29,706.5
非流動負債	**Non-current liabilities**					
銀行貸款	Bank loans	18	**8,454.0**	4,113.4	**-**	-
應付附屬公司款項	Amounts due to subsidiaries	11	**-**	-	**1,718.3**	1,903.6
可換股累積優先股	Convertible cumulative preference shares	19	**-**	355.0	**-**	355.0
二零零九年到期之浮息票據	Floating rate notes due 2009	20	**1,500.0**	1,500.0	**-**	-
其他長期負債	Other long term liabilities	21	**570.7**	643.3	**-**	-
遞延税項負債	Deferred tax liabilities	17(b)	**3,690.8**	2,909.7	**-**	-
			14,215.5	9,521.4	**1,718.3**	2,258.6
資產淨值	**NET ASSETS**		**44,289.1**	41,254.9	**27,433.7**	27,447.9
資本及儲備	**CAPITAL AND RESERVES**					
股本	Share capital	23	**3,731.7**	3,683.2	**3,731.7**	3,683.2
儲備	Reserves	24	**39,514.5**	36,605.1	**23,702.0**	23,764.7
股東權益	Shareholders' equity		**43,246.2**	40,288.3	**27,433.7**	27,447.9
少數股東權益	Minority interests	25	**1,042.9**	966.6	**-**	-
總權益	**TOTAL EQUITY**		**44,289.1**	41,254.9	**27,433.7**	27,447.9

袁偉良 **Nelson W. L. Yuen**
董事總經理 Managing Director

吳士元 **Terry S. Ng**
執行董事 Executive Director

財務報表附註乃本財務報表之一部分。
The annexed notes form part of these financial statements.

綜合權益變動表
Consolidated Statement of Changes in Equity

截至二零零六年六月三十日止年度 For the year ended 30 June 2006

以港幣百萬元計算	in HK$ million	附註 Note	2006	(重列) (restated) 2005
於七月一日之總權益	**Total equity at 1 July**			
股東權益(上年度報告)	Shareholders' equity (as previously reported)		**40,643.3**	31,018.6
少數股東權益(上年度與負債及權益分別呈報)	Minority interests (previously presented separately from liabilities and equity)		**966.6**	934.7
			41,609.9	31,953.3
會計政策變動所產生之前期調整	Prior period adjustments arising from change in accounting policies	2(e)	**(355.0)**	(460.6)
總權益(重列)	**Total equity as restated**		**41,254.9**	31,492.7
因採納HKAS 39所產生之年初調整	Opening adjustments arising from adoption of HKAS 39	2(b)	**(20.8)**	-
			41,234.1	31,492.7
因換算海外附屬公司所產生之匯兌差額	Exchange difference arising from translation of overseas subsidiaries	24	**7.3**	-
本年度純利	Net profit for the year		**4,573.6**	
一上年度報告	– as previously reported			6,845.4
一上年度報告少數股東權益應佔溢利	– attributable to minority interests as previously reported			271.7
一因採納HKFRS 2所產生之前期調整	– prior period adjustment arising from adoption of HKFRS 2	2(c)		(32.9)
一重列	– as restated			7,084.2
本年度已確認收支總額	**Total recognised income and expense for the year**		**4,580.9**	7,084.2
上年度末期股息	Final dividend in respect of previous year	8	**(1,363.8)**	(1,089.0)
本年度中期股息	Interim dividend in respect of current year	8	**(481.7)**	(478.8)
股份發行扣除發行成本	Issue of shares, net of issue costs	23 & 24	**393.5**	4,452.7
僱員股權費用	Employee share-based payment expenses	24	**20.8**	32.9
已付少數股東股息	Dividend paid to minority interests	25	**-**	(50.0)
償還少數股東款項	Repayment to minority interests	25	**(94.7)**	(189.8)
於六月三十日之總權益	**Total equity at 30 June**		**44,289.1**	41,254.9
應佔權益	**Attributable to**			
股東	Shareholders		**43,246.2**	40,288.3
少數股東權益	Minority interests		**1,042.9**	966.6
			44,289.1	41,254.9

財務報表附註乃本財務報表之一部分。
The annexed notes form part of these financial statements.

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零六年六月三十日止年度 For the year ended 30 June 2006

以港幣百萬元計算	*in HK$ million*	附註 Note	2006		2005	
經營活動	**Operating activities**					
來自經營業務之現金	Cash generated from operations	26(a)	**2,316.6**		5,349.1	
已付稅項	Tax paid					
已付香港利得稅	Hong Kong profits tax paid		**(427.5)**		(380.2)	
已付中國所得稅	PRC income tax paid		**(42.8)**		(9.7)	
來自經營活動之現金淨額	**Net cash generated from operating activities**			**1,846.3**		4,959.2
投資活動	**Investing activities**					
購買固定資產	Purchase of fixed assets		**(1,218.5)**		(626.4)	
出售固定資產所得款項	Proceeds from disposal of fixed assets		**0.7**		–	
已收利息	Interest received		**235.8**		101.0	
已收合營公司股息	Dividends received from jointly controlled entities		**28.0**		24.0	
合營公司(墊支)/還款	(Advance to)/Repayment from jointly controlled entities		**(6.3)**		5.5	
非上市投資項目償還貸款	Repayment of advances from unlisted investments		**1.2**		1.2	
銀行存款增加	Increase in bank deposits		**–**		(699.5)	
用於投資活動之現金淨額	**Net cash used in investing activities**			**(959.1)**		(1,194.2)
融資活動	**Financing activities**					
新增銀行貸款所得款項	Proceeds from new bank loans		**8,325.8**		4,101.8	
償還銀行貸款	Repayment of bank loans		**(4,000.0)**		(9,579.4)	
發行浮息票據所得款項	Proceeds from issue of floating rate notes		**–**		1,500.0	
償還浮息票據	Repayment of floating rate notes		**–**		(540.0)	
發行股份所得款項	Proceeds from issue of shares		**38.5**		4,347.1	
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs paid		**(389.7)**		(204.5)	
已付融資租約費用	Finance lease charges paid		**(47.5)**		(51.6)	
已付優先股股息	Preference dividend paid		**(32.7)**		(32.1)	
已付股息	Dividends paid		**(1,845.5)**		(1,567.8)	
償還少數股東款項	Repayment to minority interests		**(94.7)**		(189.8)	
已付少數股東股息	Dividend paid to minority interests		**–**		(50.0)	
已付融資租約之資本部份	Capital element of finance lease		**(63.6)**		(55.0)	
來自/(用於)融資活動之現金淨額	**Net cash generated from/(used in) financing activities**			**1,890.6**		(2,321.3)
現金及現金等價物之增加	**Increase in cash and cash equivalents**			**2,777.8**		1,443.7
於七月一日之現金及現金等價物	**Cash and cash equivalents at 1 July**			**2,506.3**		1,062.6
於六月三十日之現金及現金等價物	**Cash and cash equivalents at 30 June**	26(b)		**5,284.1**		2,506.3

財務報表附註乃本財務報表之一部分。

The annexed notes form part of these financial statements.

Notes to the Financial Statements

以港幣為單位 Expressed in Hong Kong dollars

1 主要會計政策

a. 遵例聲明

本財務報表是按照香港會計師公會頒佈的所有適用的《香港財務報告準則》(「HKFRSs」)(此統稱包含所有適用的個別《香港財務報告準則》、《香港會計準則》(「HKASs」)和詮釋)、香港公認會計原則和香港《公司條例》的規定編製。此外,本財務報表亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。本集團採用之主要會計政策概述如下。

香港會計師公會已發出多項新訂及經修訂HKFRSs,並於二零零五年一月一日或之後開始之會計期間生效或開始採納。開始應用這些新訂和經修訂的HKFRSs所引致當前和以往會計期間的會計政策變動已於本財務報表內反映,有關資料載列於附註2。

b. 財務報表編製基準

除下文所載之會計政策另有所指外,財務報表均以歷史成本作為編製基準編製。

編製符合HKFRSs之財務報表,管理層於採用政策及列報資產負債及收支時,作出判斷、估計及假設。有關估計及相關之假設根據過往經驗,以及多項在此情況下相信屬合理之其他因素而作出,有關之結果構成對未能明顯地從其他資料來源取得之資產及負債賬面值作出判斷的基礎。實際之結果可能與此等估計或有不同。

管理層會不斷審閱各項估計和相關假設。如果會計估計的修訂只是影響某一期間,其影響便會在該期間內確認;如果修訂對當前和未來期間均有影響,則在作出修訂的期間和未來期間確認。

1 Principal Accounting Policies

a. Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ('HKFRSs'), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ('HKASs') and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA'), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 2.

b. Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except where stated otherwise in the accounting policies set out below.

The preparation of financial statements in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

1 主要會計政策(續)

c. 綜合賬目之編製基準

截至二零零六年六月三十日止年度之綜合財務報表包括本公司及其附屬公司(統稱「本集團」)及本集團於合營公司之權益。年內購入或出售之附屬公司,自開始控制起或至失去控制權當日止之業績已包括於綜合收益表內。集團內部往來之結餘和交易,以及集團內部交易所產生之任何未變現溢利,會在編製綜合財務報表時全數抵銷。集團內部交易所引致未變現虧損之抵銷方法與未變現收益相同,但抵銷額只限於沒有證據顯示已出現減值之部份。

d. 附屬公司及受控制公司

根據香港《公司條例》,附屬公司乃本集團直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事局組成之公司。當本公司有權直接或間接支配附屬公司的財務及經營政策,並藉此從其活動中取得利益,均視為受本公司控制。

綜合資產負債表內之少數股東權益包括外界股東所佔之附屬公司資產淨值部份,於綜合資產負債表及綜合權益變動表內被視作為權益之一部份處理。本集團業績內之少數股東權益以年內溢利分配披露。

在本公司之資產負債表內,附屬公司之投資乃按成本值減去任何減值虧損列賬。本公司按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

e. 合營公司

合營公司乃一間由本集團或本公司與其他人士按一項合約性安排而經營之公司,而在該項合約性安排下,本集團或本公司與一名或多名其他人士對該公司之經濟活動共同行使控制權。

本集團於合營公司之權益乃以權益法在綜合財務報表內列賬,最初乃以成本作記錄,其後按本集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表包括本集團應佔合營公司於收購後及除税後之年度業績。

在本公司之資產負債表內,合營公司之權益乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收合營公司之股息確認合營公司之業績。

1 Principal Accounting Policies (Continued)

c. Basis of consolidation

The consolidated financial statements for the year ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interest in jointly controlled entities. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

d. Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Minority interests in the consolidated balance sheet comprise the outside shareholders' proportion of the net assets of subsidiaries and are treated as a part of equity in the consolidated balance sheet and statement of changes in equity. Minority interests in the results of the Group are disclosed as an allocation of the profit for the year.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

e. Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated financial statements under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the jointly controlled entities' net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

1 主要會計政策(續)

f. 商譽

商譽是指企業合併之成本超過本集團在被收購方之可辨別資產、負債和或然負債之公平值中所佔部份之差額。

商譽是按成本減去累計減值虧損後列賬。商譽會定期接受減值測試。

本集團在被收購方之可辨別資產、負債和或然負債的公平值中所佔部份，超過企業合併之成本部份，會即時在綜合收益表中確認。

當出售一間公司時，任何應佔購入商譽均包括在出售項目之損益內。

g. 物業

1. 投資物業

投資物業是持有用作賺取租金收益或資本增值(或兩者皆是)的物業。投資物業以公平值列賬，即各方於知情且自願並按公平交易之原則下就一項資產進行交易之款額，並由外界合資格估值師評估。公平值之任何變動於收益表確認。持作上述用途的營業租約物業權益按投資物業分類及列賬。

2. 發展中投資物業

興建或發展中用作日後投資物業的物業列作發展中投資物業，並按成本(包括資本化之借貸支出(如有)及專業服務費)減任何減值虧損列賬。當工程或發展完成時，物業會按公平值重新分類為投資物業。於轉讓當日，公平值與成本的差額於收益表列賬。

3. 發展中可供出售物業

發展中可供出售物業皆列入流動資產內，並以成本值及可變現淨值兩者中較低者列賬。成本包括發展成本、資本化之借貸支出及其他直接開支之總和。可變現淨值乃估計物業售價減估計落成成本及出售物業涉及之費用。

4. 待售已建成物業

待售已建成物業皆列入流動資產，並以成本值及可變現淨值之較低者入賬。成本乃按未出售單位應佔之比例攤分總發展成本，包括資本化借貸支出而釐定。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

1 Principal Accounting Policies (Continued)

f. Goodwill

Goodwill represents the excess of the cost of a business combination over the Group's share of the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is tested regularly for impairment.

Any excess of the Group's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognised immediately in the consolidated income statement.

On disposal of an entity, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

g. Properties

1. Investment properties

Investment properties are those which are held either to earn rental income or for capital appreciation or for both. They are stated at fair value, representing the amount for which an asset could be exchanged between knowledgeable, willing parties in arm's length transaction, assessed by external qualified valuers. Any changes in fair values are recognised in the income statement. A property interest under an operating lease which is held for the above purposes is classified and accounted for as an investment property.

2. Investment properties under development

Property that is being constructed or developed for future use as investment property is classified as investment property under development and stated at cost, including borrowing costs capitalised, if any, and professional fees, less any impairment losses. When the construction or development is complete, it is reclassified as investment property at fair value. At the date of transfer, the difference between fair value and cost is recorded in the income statement.

3. Properties under development for sale

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Costs include the aggregate costs of development, borrowing costs capitalised and other direct expenses. Net realisable value represents the estimated selling price less estimated costs of completion and costs to be incurred in selling the property.

4. Completed properties for sale

Completed properties for sale are classified under current assets and stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total development costs, including borrowing costs capitalised, attributable to unsold units. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

1 主要會計政策(續)

h. 其他固定資產

1. 其他固定資產按成本值減累計折舊及任何減值虧損列賬。

2. 租賃資產

(i) 租予本集團之資產分類

由承租人承擔資產擁有權之絕大部份風險及利益之資產租約均列為融資租約，而租賃人未有把資產擁有權之全部風險及利益轉移之資產租約則列為營業租約，但下列情況除外：

- 以營業租約持有但在其他方面均符合投資物業定義之物業，會按照每項物業之基準劃歸為投資物業；及
- 以營業租約持作自用，但無法在租賃開始時將其公平值與建於其上之建築物之公平值分開計量之土地，是按以融資租約持有方式入賬；但清楚地以營業租約持有之建築物除外。就此而言，租賃之開始時間是指本集團首次訂立租賃時，或自前承租人接收建築物時，或有關建築物之施工日(如為較遲之時間)。

(ii) 根據融資租約購買之資產

本集團根據融資租約而購買供使用之資產，乃按其公平值或最少應付租金之現值較低者計入固定資產內，而相應之負債在扣除融資費用後，則列作融資租約承擔入賬。折舊是在相關之租約期內或資產之可使用年期(如本公司或本集團可能取得資產之所有權)內撇銷資產成本或估值之比率計提；有關之資產可使用年期載列於附註1(i)。包含在租金內之融資費用於租約期內在收益表內扣除，使每個會計期間之融資費用佔承擔餘額的比率大致相同。或然租金在其產生之會計期間作為開支撇銷。

(iii) 經營租賃費用

如果本集團是以營業租約獲得資產之使用權，則根據租賃作出之付款在租約期內所涵蓋之會計期間內，以等額在收益表中列支；但如有其他基準能更清楚地反映租賃資產所產生之收益模式則除外。租賃所涉及之激勵措施均在收益表中確認為租賃淨付款總額之組成部份。或然租金在其產生之會計期間內在收益表中列支。

1 Principal Accounting Policies (Continued)

h. Other fixed assets

1. Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

2. Leased assets

(i) Classification of assets leased to the Group

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases, with the following exceptions:

- property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis; and
- land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Company or Group will obtain ownership of the asset, the life of the asset, as set out in note 1(i). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are written off as an expense of the accounting period in which they are incurred.

(iii) Operating leases charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the income statement as an integral part of the aggregate net lease payments made. Contingent rental are charged to the income statement in the accounting period in which they are incurred.

1 主要會計政策(續)

i. 折舊

1. 投資物業

投資物業及發展中投資物業毋須提撥折舊撥備。

2. 其他固定資產

其他固定資產之折舊乃按下列預計可使用年期以直線折舊法撇銷其成本值：

樓宇	五十年或地契尚餘年期（取較短者）
傢俬及設備	四至二十年
車輛	五年

j. 衍生金融工具

衍生金融工具先以公平值列賬。衍生工具之公平值變動於收益表內確認，惟當衍生工具於已承諾未來交易之現金流量中作對沖工具持有除外，在該情況下，公平值變動乃按實際對沖程度於權益項下確認。

k. 資產減值

本集團於每個結算日均會進行評估，決定投資物業以外之資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回金額（以售價淨值或使用價值較高者為準），並在適當時把資產賬面值減至其可收回金額。減值虧損於收益表內確認。

撥回減值虧損僅限於在過往年度確認且並無減值虧損的資產賬面值。減值虧損乃於撥回確認的年度於收益表入賬。商譽之減值虧損不獲撥回。

l. 應收賬款及其他應收款

應收賬款及其他應收款先按公平值確認，其後按攤銷成本減去呆壞賬減值虧損後入賬；但如應收款為免息貸款或其貼現影響並不重大則除外。在此情況下，應收款會按成本減去呆壞賬減值虧損後入賬。

1 Principal Accounting Policies (Continued)

i. Depreciation

1. Investment properties

No depreciation is provided for investment properties and investment properties under development.

2. Other fixed assets

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	4–20 years
Motor vehicles	5 years

j. Derivative financial instruments

Derivative financial instruments are initially stated at fair value. Changes in the fair value of derivatives are recognised in the income statement, except where the derivatives are held as hedging instruments in a cash flow hedge of committed future transactions, in which case the changes in the fair value are recognised in equity to the extent that the hedge is effective.

k. Impairment of assets

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised. An impairment loss in respect of goodwill is not reversed.

l. Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts, except where the receivables are interest-free loans or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts.

1 主要會計政策(續)

m. 現金及現金等價物

現金及現金等價物包括銀行及手頭之現金、於銀行及其他財務機構之活期存款，及短期而高流動性之投資，即在沒有涉及重大價值轉變之風險下可以即時轉換為已知數額之現金投資。就編製綜合現金流量表而言，現金及現金等價物包括須按要求償還及為本集團現金管理中之銀行透支。

n. 應付賬款及其他應付款

應付賬款及其他應付款先按公平值確認，其後按攤銷成本入賬；但如貼現影響並不重大，則按成本入賬。

o. 可換股累積優先股

可換股累積優先股具負債屬性部份於資產負債表內確認為一項負債。支付予優先股東之相應股息於收益表內確認為財務費用。於發行可換股累積優先股時，負債部份之公平值使用非可換股債券等值項目之市場利率釐定；該數額按攤銷成本為基準列作負債，直至換轉或贖回時註銷。所得款項餘額分配至換股權，並計入股東權益予以確認。

p. 計息借貸

計息借貸先按公平值減應佔交易成本確認。初次確認後，計息借貸按攤銷成本計量，成本與贖回價值間之差額以實際利率法按借貸年期於收益表內確認。

1 Principal Accounting Policies (Continued)

m. Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

n. Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

o. Convertible cumulative preference shares

The component of the convertible cumulative preference shares that exhibits characteristics of a liability is recognised as a liability in the balance sheet. The corresponding dividends paid to the preference shareholders are recognised as finance costs in the income statement. On issuance of the convertible cumulative preference shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity.

p. Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between costs and redemption value being recognised in the income statement over the period of the borrowings using the effective interest method.

1 主要會計政策(續)

q. 借貸支出

除收購、興建或製造之資產因需較長時間方可供所擬用途或供出售而將有關借貸支出資本化外，借貸支出於產生期間在收益表列支。

在合資格資產開支及借貸成本開始產生時，以及將該資產投入擬定用途或出售所需之籌備工作進行期間，即開始將借貸成本資本化，作為合資格資產成本一部份。當將合資格資產投入擬定用途或出售所需之大部份籌備工作被中斷或完成時，借貸成本資本化則被暫停或終止。

r. 撥備及或然負債

倘若本公司或本集團須就過往事件承擔法律或推定責任，而且履行責任可能涉及經濟效益的流出，並可作出可靠的估計，則需就未能確定時間或數額的負債確認撥備。

倘若不大可能涉及經濟效益流出，或無法對有關數額作出可靠估計，則會將責任披露為或然負債，惟倘若流出經濟效益的可能性極低則除外。

s. 收入確認

於經濟效益會流入本集團及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

1. 銷售物業

已落成物業之銷售收入乃於簽訂買賣協議或政府當局發出入伙紙時(以較遲者為準)確認。

2. 租金收入

營業租約所得租金收入乃按個別租約之年期以直線法入賬。或然租金乃於其賺取之會計期內確認為收入。

3. 利息收入

銀行存款之利息於產生時按實際利率法計算。

4. 股息

股息收入於收款權確立時確認。

1 Principal Accounting Policies (Continued)

q. Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying assets for its intended use or sale are interrupted or complete.

r. Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

s. Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

1. Sale of properties

Revenue from sale of completed properties is recognised upon the signing of sale and purchase agreements or the issue of occupation permit by the relevant government authorities, whichever is the later.

2. Rental income

Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

3. Interest income

Interest on bank deposits is recognised as it accrues using the effective interest method.

4. Dividends

Dividends are recognised when the right to receive payment is established.

1 主要會計政策(續)

t. 稅項

本年度所得稅包括是期稅項、遞延稅項資產及負債的變動。除某些在權益內直接入賬的項目，其相關的稅項亦應記入權益外，其他是期稅項及遞延稅項資產及負債的變動則於收益表確認。

是期稅項為年內對應課稅收入按結算日已生效或基本上已生效的稅率計應付稅項，並已包括以往年度的應付稅項的任何調整。

遞延稅項資產及負債是因納稅基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣稅及應課稅的暫時差異。遞延稅項資產也包括未使用的稅項虧損額及稅項抵免。

除若干有限的特別情況外，所有遞延稅項負債及未來可能有應課稅盈利予以抵銷的遞延稅項資產均予確認。確認遞延稅項資產及負債之有限特別情況，包括由不可扣稅的商譽及於開始確認資產或負債時對會計盈利及應課稅溢利皆無影響所產生的暫時差異。

確認遞延稅項的金額是根據該項資產及負債的賬面值之預期變現或結算的方式，按在結算日已生效或基本上已生效的稅率計算。遞延稅項資產及負債不作折讓。

於各結算日，本集團將重新審閱有關的遞延稅項資產的賬面金額，對預期不再有足夠的應課稅溢利以實現相關稅務利益予以扣減。被扣減的遞延稅項資產若於預期將來出現足夠的應課稅溢利時，則予以轉回。

u. 外幣換算

年內之外幣交易按交易日匯率換算。貨幣資產及負債則按資產負債表結算日之匯率換算。換算收益及虧損均計入收益表。

海外業務之業績按接近交易日當日之匯率換算。資產負債表項目則按結算日之匯率換算為港元。所產生之匯兌差額於權益之個別項目下直接確認。

於出售海外業務時，於權益項下確認與海外業務有關之累計匯兌差額乃計算入出售損益內。

1 Principal Accounting Policies *(Continued)*

t. Taxation

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes and the initial recognition of assets and liabilities that affect neither accounting nor taxable profits.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

u. Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the income statement.

The results of foreign operations are translated in Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

1 主要會計政策(續)

v. 關連人士

如本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要影響，又或本集團與另一方人士均受制於共同的監控或共同的重要影響下，另一方人士將被視為關連人士。關連人士可為個別人士(即主要管理層人員成員、主要股東及/或彼等之近親家族成員)或其他公司，及包括受本集團關連人士(該等人士為個別人士)重大影響之公司，及為本集團或為本集團關連人士之任何公司之僱員利益而設立之退休福利計劃。

w. 分部報告

分部指本集團內可明顯區分之組成部份，可分為提供產品或服務(業務分部)，或在某一特定經濟環境內提供產品或服務(地區分部)。不同分部承受着不同於其他分部之風險及回報。

根據本集團之內部財務報告方式，本集團決定把業務分部作為主要之報告方式，地區分部則作為次要之報告方式。

分部收入、支出、業績、資產及負債包括直接屬於該分部及按合理基準分配至該分部之項目。分部收入、支出、資產及負債需包含在編製綜合賬項過程中已抵銷之集團內部往來結餘及交易，惟倘該等內部結餘和交易同屬一個分部則除外，分部之間之交易定價是按與其他外界人士相若之條款議定。

分部資本開支指期內添置預計將可使用超過一個會計期間之分部資產(包括有形及無形資產)，所產生之成本總額。

1 Principal Accounting Policies (Continued)

v. Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

w. Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions which are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period on additions of segment assets (both tangible and intangible) that are expected to be used for more than one period.

1 主要會計政策(續)

x. 僱員福利

1. 定額供款退休計劃供款

本集團對界定供款計劃之供款，包括根據香港《強制性公積金計劃條例》之供款，均於產生時在收益表列支。

2. 股權支付

授予僱員之期權之公平值乃計及授出期權之條款及條件於授出日期計算，並依據期權將歸屬的可能性根據歸屬期按直線法列作開支，相應增加乃於權益(僱員股份補償儲備)中予以確認。

倘選擇行使期權，則相關資本儲備連同行使價一併轉撥至股本及股份溢價。倘期權失效，則相關資本儲備直接轉撥至保留溢利。

2 會計政策變動

香港會計師公會已頒佈多項新訂及經修訂HKFRSs，並於本集團二零零五年七月一日或之後開始之會計期間生效。

本集團已於編製截至二零零五年六月三十日止年度之財務報表時提早採納下列HKFRSs：

- 《香港會計準則》第四十號(「HKAS 40」)—投資物業
- 《香港詮釋常務委員會詮釋》第二十一號(「HKSIC-Int 21」)—所得税—收回經重估之不可折舊資產

採納HKAS 40及HKSIC-Int 21引起之財務影響概述於本集團二零零五年年報附註1(b)。

本集團於採納該等於本年度財務報表首次應用之新訂及經修訂HKFRSs後之會計政策已概述於附註1。下文載列財務報表中反映之本會計期間及過往會計期間會計政策之重大變動資料。

1 Principal Accounting Policies (Continued)

x. Employee benefits

1. Contributions to defined contribution retirement schemes

Obligation for contributions to defined contribution retirement schemes, including those payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are expensed in the income statement as incurred.

2. Share-based payments

The fair value of share options granted to employees is measured at grant date, taking into account the terms and conditions upon which the options were granted, and is expensed on a straight line basis over the vesting period taking into account the probability that the options will vest, with a corresponding increase in equity (Employee share-based compensation reserve).

At the time when the share options are exercised, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse, the related capital reserve is transferred directly to retained profits.

2 Changes in Accounting Policies

The HKICPA has issued a number of new and revised HKFRSs which are effective for the Group's accounting periods beginning on or after 1 July 2005.

The Group adopted in advance the following HKFRSs in the preparation of the financial statements for the year ended 30 June 2005:

- Hong Kong Accounting Standard 40 ('HKAS 40') – Investment Property
- Hong Kong (SIC) Interpretation 21 ('HKSIC-Int 21') – Income Taxes – Recovery of *Revalued Non-Depreciable Assets*

The financial impact as a result of the adoption of HKAS 40 and HKSIC-Int 21 was summarised in note 1(b) of the 2005 annual report of the Group.

The accounting policies of the Group after the adoption of the new and revised HKFRSs first applied in current year's financial statements have been summarised in note 1. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in the financial statements.

2 會計政策變動(續)

a. HKFRS 3「業務合併」

於過往年度，於二零零一年七月一日或其後產生之正商譽乃按其估計可使用年期以直線法攤銷，並於有跡象顯示出現減值時進行減值測試。於二零零一年七月一日或其後產生之負商譽按所購入之可折舊/可攤銷之非貨幣性資產之加權平均可使用年期進行攤銷，惟與購入當日已確定之預計未來虧損有關之負商譽則除外。在此情況下，負商譽於有關預計虧損產生時在收益表內確認。於二零零一年七月一日前產生之正負商譽乃根據《會計實務準則》第三十號「業務合併」所載之過渡性條文直接撥入資本儲備。

由二零零五年七月一日起，根據HKFRS 3「業務合併」及HKAS 36「資產減值」，本集團不再攤銷正商譽。有關商譽會進行減值測試。減值虧損於已獲分配商譽之現金產生單位之賬面值高於其可收回金額時確認。負商譽於產生時隨即在收益表內確認。

本集團已於二零零五年七月一日起採納此項會計政策變動。本集團先前於資本儲備入賬之負商譽二億七千五百三十萬元已轉撥至保留溢利。上述轉撥增加保留溢利二億七千五百三十萬元及以相同金額減少資本儲備。

b. HKAS 32「金融工具：披露及報列」以及 HKAS 39「金融工具：確認及計量」

1. 衍生工具及對沖

於過往年度，本集團主要用作管理其利率風險之衍生金融工具乃按累計基準確認。

由二零零五年七月一日起，根據HKAS 39，所有由本集團訂立之衍生金融工具均按公平值列賬。持作未來交易現金流量對沖用途之衍生工具之公平值變動，僅將有效之對沖在權益中確認。衍生工具公平值變動之無效部份，乃於收益表內確認。

本集團以減少於二零零五年七月一日保留溢利之年初結餘二千零八十萬元之方式採納此項變動。由於HKAS 39之過渡性安排禁止重列比較數字，故並無重列比較數字。鑑於此項政策，本年度純利增加二千零八十萬元。

2 Changes in Accounting Policies (Continued)

a. HKFRS 3 'Business Combinations'

In prior years, positive goodwill arising on or after 1 July 2001 was amortised on a straight line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment. Negative goodwill which arose on or after 1 July 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred. Positive and negative goodwill which arose prior to 1 July 2001, were taken directly to capital reserves in accordance with the transitional provisions set out in the Statement of Standard Accounting Practice 30 'Business Combinations'.

With effect from 1 July 2005, in accordance with HKFRS 3 'Business Combinations' and HKAS 36 'Impairment of Assets', the Group no longer amortises positive goodwill. Such goodwill is tested for impairment. Impairment losses are recognised when the carrying amount of the cash generating units to which the goodwill has been allocated exceeds its recoverable amount. Negative goodwill is recognised immediately in the income statement as it arises.

This change in accounting policy has been adopted prospectively from 1 July 2005. The Group's negative goodwill of $275.3 million previously credited to capital reserve has been transferred to retained profits. The net effect of the above transfer has increased retained profits by $275.3 million and reduced capital reserve by the same amount.

b. HKAS 32 'Financial instruments: Disclosure and Presentation', and HKAS 39 'Financial instruments: Recognition and Measurement'

1. Derivatives and hedging

In prior years, the Group's derivative financial instruments which were mainly used to manage the Group's exposure to interest rate fluctuation were recognised on an accrual basis.

With effect from 1 July 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge of committed future transactions are recognised in equity to the extent that the hedge is effective. Any ineffective portion of the changes in fair value of the derivatives is recognised in the income statement.

This change was adopted by reducing the opening balance of the retained profits as at 1 July 2005 by $20.8 million. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39. As a result of this policy, net profit for the current year increased by $20.8 million.

2 會計政策變動(續)

b. HKAS 32「金融工具：披露及報列」以及 HKAS 39「金融工具：確認及計量」(續)

2. 可換股累積優先股之重新分類

於過往年度，可換股累積優先股按其法定形式分類為權益。支付予優先股股東之股息呈列為向權益參與者作出之分派。

由二零零五年七月一日起，根據HKAS 32，可換股累積優先股按合約性協議之內容進行分類。於發行可換股累積優先股時，負債部份之公平值使用非可換股優先股等值項目之市場利率釐定；該數額按攤銷成本為基準列作長期負債，直至轉換或贖回時註銷。所得款項餘額分配至換股權，並計入權益予以確認。換股權之賬面值不會於其後年度重新計量。本年度支付予優先股股東之股息一千七百二十萬元(二零零五年：二千七百五十萬元)在綜合收益表內確認為財務費用。

本集團已透過減少於二零零五年七月一日股本之年初結餘四億三千四百四十萬元(二零零四年：五億六千三百六十萬元)及將可換股累積優先股的權益部份增加七千九百四十萬元(二零零四年：一億零三百萬元)，追溯採納此項會計政策變動。

c. HKFRS 2「股權支付」

於過往年度，本集團不會於僱員獲授涉及本公司股份之股份期權時作任何確認。倘僱員選擇行使期權，則僅會將股本之面值及股份溢價計入至所收取期權之行使價。

由二零零五年七月一日起，本集團為符合HKFRS 2，於收益表內確認該等股份期權之公平值為費用或確認為資產(倘根據本集團之會計政策有關成本符合確認為資產)。相應之增加於權益中確認為資本儲備。

倘僱員須符合歸屬條件方可享有期權，則本集團於歸屬期間經考慮期權歸屬之可能性確認所授出期權之公平值。否則，本集團於授出期權時確認公平值。

2 Changes in Accounting Policies (Continued)

b. HKAS 32 'Financial instruments: Disclosure and Presentation', and HKAS 39 'Financial instruments: Recognition and Measurement' (Continued)

2. Reclassification of convertible cumulative preference shares

In prior years, convertible cumulative preference shares were classified as equity based on their legal form. Dividends paid to the preference shareholders were presented as a distribution to equity participants.

With effect from 1 July 2005, in accordance with HKAS 32, the classification of convertible cumulative preference shares is based on the substance of the contractual agreement. On the issue of the convertible cumulative preference shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible preference share; and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity. The carrying amount of the conversion option is not remeasured in subsequent years. The dividends paid to the preference shareholders of $17.2 million (2005: $27.5 million) for the year are recognised as finance costs in the consolidated income statement.

The change in accounting policy has been adopted retrospectively by reducing the opening balance of share capital at 1 July 2005 by $434.4 million (2004: $563.6 million) and increasing the equity component of convertible cumulative preference shares by $79.4 million (2004: $103.0 million).

c. HKFRS 2 'Share-based payment'

In prior years, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price received.

With effect from 1 July 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group's accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period taking into account the probabilities that the options will vest. Otherwise, the Group recognises the fair value in the period in which the options are granted.

2 會計政策變動(續)

c. HKFRS 2「股權支付」(續)

倘僱員選擇行使期權，則相關資本儲備連同行使價一併轉撥至股本及股份溢價。倘期權失效，則相關資本儲備直接轉撥至保留溢利。

本集團已追溯採納新會計政策，並重列比較數字。政策變動導致於二零零五年七月一日保留溢利之年初結餘減少三千六百九十萬元(二零零四年：四百萬元)，而本集團於本年度之除稅後溢利則減少二千零八十萬元(二零零五年：三千二百九十萬元)，有關數額已轉撥資本儲備。

d. 呈列變動

為使財務報表更容易明白，若干資產負債表項目已重新分類，並按照新分類重列若干比較數字。應用新HKFRSs亦導致財務報表之呈列方式有追溯性變動，比較數字已作重列以符合本年度之呈列方式，詳情載列如下：

1. 於過往年度，少數股東權益於綜合資產負債表內與負債分開呈列，並作扣減資產淨值處理。少數股東權益應佔之財務業績於綜合收益表內獨立呈列，作為計算股東應佔溢利前之扣減。

由二零零五年七月一日起，為符合HKAS 1「財務報表之呈報」及HKAS 27「綜合及個別財務報表」，少數股東權益於綜合資產負債表內之權益項下呈列，與本公司股東應佔權益分開，而少數股東權益應佔業績於綜合收益表內賬面呈列為少數股東權益與本公司股東之間應佔溢利之分配。

2. 於過往年度，應佔合營公司稅項於收益表內呈列為稅項部份。採納HKAS 1後，應佔合營公司稅項於扣除應佔合營公司溢利後呈列。

2 Changes in Accounting Policies (Continued)

c. HKFRS 2 'Share-based payment' (Continued)

If an employee chooses to exercise the options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse, the related capital reserve is transferred directly to retained profits.

The new accounting policy has been applied retrospectively with comparatives restated. The opening balance of retained profits as of 1 July 2005 as a result of the change of the policy decreased by $36.9 million (2004: $4.0 million) and the Group's profit after taxation for the current year decreased by $20.8 million (2005: $32.9 million), with the corresponding amounts credited to the capital reserve.

d. Presentational changes

In order to enhance the understandability of the financial statements, some items on the balance sheets have been reclassified and certain comparative figures have been restated according to the new classification. The application of the new HKFRSs has also resulted in changes in the presentation of the financial statements retrospectively with comparatives restated to conform to the current year's presentation, in respect of the following:

1. In prior years, minority interests were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Financial results shared by minority interests were separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 July 2005, in order to comply with HKAS 1 'Presentation of Financial Statements' and HKAS 27 'Consolidated and Separate Financial Statements', minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the shareholders of the Company, and the results shared by minority interests are presented on the face of the consolidated income statement as an allocation of the attributable profit between the minority interests and the shareholders of the Company.

2. In prior years, share of jointly controlled entities' taxation was presented as a component of taxation in the income statement. On adoption of the HKAS 1, share of jointly controlled entities' taxation is presented net of the share of jointly controlled entities' profit.

2 會計政策變動(續)

2 Changes in Accounting Policies (Continued)

e. 會計政策變動之影響概要

e. Summary of the effect of changes in the accounting policies

1. 對二零零五年七月一日及二零零四年七月一日之總權益年初結餘之影響

1. Effect on opening balance of total equity at 1 July 2005 and 1 July 2004

		股東權益 Shareholders' equity			
以港幣百萬元計算	*in HK$ million*	股本 Share capital	保留溢利 Retained profits	資本儲備 Capital reserves	合計 Total
於二零零五年七月一日	At 1 July 2005				
前期調整	Prior period adjustments				
HKAS 32	HKAS 32	(434.4)	-	79.4	(355.0)
HKFRS 2	HKFRS 2	-	(36.9)	36.9	-
		(434.4)	(36.9)	116.3	(355.0)
年初調整	Opening adjustments				
HKAS 39	HKAS 39	-	(20.8)	-	(20.8)
HKFRS 3	HKFRS 3	-	275.3	(275.3)	-
股東權益增加/(減少)總額	Total increase/(decrease) in shareholders' equity	(434.4)	217.6	(159.0)	(375.8)
於二零零四年七月一日	At 1 July 2004				
前期調整	Prior period adjustments				
HKAS 32	HKAS 32	(563.6)	-	103.0	(460.6)
HKFRS 2	HKFRS 2	-	(4.0)	4.0	-
股東權益增加/(減少)總額	Total increase/(decrease) in shareholders' equity	(563.6)	(4.0)	107.0	(460.6)

2. 對股東應佔純利之影響

2. Effect on net profit attributable to shareholders

以港幣百萬元計算	*in HK$ million*	**2006**	2005
HKAS 39	HKAS 39	**20.8**	-
HKFRS 2	HKFRS 2	**(20.8)**	(32.9)
股東應佔純利減少總額	Total decrease in net profit attributable to shareholders	-	(32.9)

2 會計政策變動(續)

f. 本集團並無提早採納下列由香港會計師公會頒佈惟尚未生效之新準則或詮釋。採納該等準則或詮釋將不會對本集團之會計政策造成重大變動。

HK(IFRIC)-Int 4，釐定安排是否包含租賃

HKFRS 7，金融工具：披露

HKAS 39之修訂，金融工具：確認及計量：

- 預測集團內公司間交易之現金流量對沖會計法
- 財務擔保合約

因香港《二零零五年公司條例(經修訂)》而對下列各項作出修訂：

- HKAS 1，財務報表之呈列
- HKAS 27，綜合及個別財務報表
- HKFRS 3，業務合併

HKAS 1之修訂，財務報表之呈列：資本披露

2 Changes in Accounting Policies (Continued)

f. No early adoption has been applied for the following new Standards or Interpretations which have been issued by the HKICPA but are not yet effective. The adoption of such Standards or Interpretations will not result in substantial changes to the Group's accounting policies.

HK(IFRIC)-Int 4, Determining whether an arrangement contains a lease

HKFRS 7, Financial instruments: disclosures

Amendments to HKAS 39, Financial instruments: Recognition and measurement:

- Cash flow hedge accounting of forecast intragroup transactions
- Financial guarantee contracts

Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:

- HKAS 1, Presentation of financial statements
- HKAS 27, Consolidated and separate financial statements
- HKFRS 3, Business combinations

Amendments to HKAS 1, Presentation of financial statements: capital disclosures

3 營業額及分部資料

本公司在香港註冊成立。主要業務為控股投資，並透過其附屬公司從事物業租賃、物業發展以供銷售及投資、停車場管理及物業管理。

營業額指物業租賃及銷售之收入。按業務及地區分部分析之營業額已載於下文。

a. 業務分部

1. 分部收入及業績

3 Turnover and Segment Information

The principal activities of the Company, which is incorporated in Hong Kong, are investment holding and, through its subsidiaries, property leasing, property development for sale and investment, car park management and property management.

Turnover represents revenue from property leasing and sales. An analysis of turnover by business and geographical segments is set out below.

a. Business segment

1. Segment revenue and results

		分部收入 Segment revenue		分部業績 Segment results	
以港幣百萬元計算	*in HK$ million*	**2006**	2005	**2006**	(重列) (restated) 2005
物業租賃	Property leasing	**2,678.2**	2,422.4	**2,058.7**	1,837.0
物業銷售	Property sales	**1,062.4**	4,532.9	**293.5**	1,612.8
		3,740.6	6,955.3	**2,352.2**	3,449.8
其他收入	Other income			**317.2**	105.5
行政費用	Administrative expenses			**(205.5)**	(154.0)
營業溢利	Operating profit			**2,463.9**	3,401.3
投資物業之公平值增加	Increase in fair value of investment properties				
－物業租賃	– property leasing			**3,438.2**	5,402.9
財務費用	Finance costs			**(415.8)**	(255.7)
應佔合營公司溢利	Share of profits of jointly controlled entities				
－物業租賃	– property leasing			**90.3**	118.3
除稅前溢利	Profit before taxation			**5,576.6**	8,666.8

2. 分部資產及負債

2. Segment assets and liabilities

		資產 Assets		負債 Liabilities	
以港幣百萬元計算	*in HK$ million*	**2006**	(重列) (restated) 2005	**2006**	(重列) (restated) 2005
物業租賃	Property leasing				
本公司及其附屬公司	The Company and its subsidiaries	**42,927.3**	37,956.1	**980.5**	1,045.6
合營公司	Jointly controlled entities	**551.0**	482.4	**–**	–
物業銷售	Property sales	**10,829.7**	11,356.8	**320.4**	398.2
未分類(附註)	Unallocated (Note)	**6,058.2**	3,300.3	**14,776.2**	10,396.9
		60,366.2	53,095.6	**16,077.1**	11,840.7

附註：

未分類之項目主要包括財務及公司資產，包括現金及存款五十九億八千三百六十萬元(二零零五年：三十二億零五百八十萬元)，帶息借貸包括銀行貸款八十四億五千四百萬元(二零零五年：四十一億一千三百四十萬元)以及其他負債二十億七千零七十萬元(二零零五年重列：二十四億九千八百三十萬元)，另稅項三十九億五千六百二十萬元(二零零五年：三十四億二千三百五十萬元)。

Note:

Unallocated items mainly comprise financial and corporate assets including cash and deposits of $5,983.6 million (2005: $3,205.8 million), interest-bearing borrowings including bank loans of $8,454.0 million (2005: $4,113.4 million) and other liabilities of $2,070.7 million (2005 restated: $2,498.3 million), and taxation of $3,956.2 million (2005: $3,423.5 million).

3 營業額及分部資料(續)

3 Turnover and Segment Information (Continued)

a. 業務分部(續)

3. 資本開支及折舊

a. Business segment (Continued)

3. Capital expenditure and depreciation

以港幣百萬元計算	in HK$ million	資本開支 Capital expenditure 2006	2005	折舊 Depreciation 2006	2005
物業租賃	Property leasing	**1,216.9**	560.5	**4.2**	3.3

b. 地區分部

1. 分部收入及業績

b. Geographical segment

1. Segment revenue and results

以港幣百萬元計算	in HK$ million	分部收入 Segment revenue 2006	2005	分部業績 Segment results 2006	(重列) (restated) 2005
集團	Group				
香港	Hong Kong	**3,018.7**	6,387.7	**1,797.1**	3,033.5
中國內地	Mainland China	**721.9**	567.6	**555.1**	416.3
		3,740.6	6,955.3	**2,352.2**	3,449.8
合營公司	Jointly controlled entities				
香港	Hong Kong			**90.3**	118.3

2. 分部資產

2. Segment assets

以港幣百萬元計算	in HK$ million	2006	2005
香港	Hong Kong	**44,461.8**	41,885.7
中國內地	Mainland China	**9,295.2**	7,427.2
		53,757.0	49,312.9

3. 資本開支

3. Capital expenditure

以港幣百萬元計算	in HK$ million	2006	2005
香港	Hong Kong	**111.9**	75.7
中國內地	Mainland China	**1,105.0**	484.8
		1,216.9	560.5

4 除稅前溢利

4 Profit Before Taxation

以港幣百萬元計算	in HK$ million	集團 Group 2006	(重列) (restated) 2005
除稅前溢利已扣除下列各項：	Profit before taxation is arrived at after charging:		
須於五年內償還之銀行貸款及其他借貸之利息	Interest on bank loans and other borrowings repayable within 5 years	**249.9**	96.1
須於五年後償還之銀行貸款利息	Interest on bank loans repayable after 5 years	**107.3**	55.8
融資租約費用	Finance lease charges	**47.5**	51.6
可換股累積優先股股息(附註i)	Dividend on convertible cumulative preference shares (Note i)	**17.2**	27.5
其他輔助借貸支出	Other ancillary borrowing costs	**54.5**	44.9
借貸支出總額	Total borrowing costs	**476.4**	275.9
減：借貸支出資本化(附註ii)	Less: Borrowing costs capitalised (Note ii)	**(60.6)**	(20.2)
財務費用	Finance costs	**415.8**	255.7
核數師酬金	Auditors' remuneration		
－核數服務	– audit services	**4.2**	3.9
－其他服務	– other services	**0.6**	2.1
折舊	Depreciation	**4.2**	3.3
已出售物業之成本	Cost of properties sold	**728.8**	2,722.1
營業租約費用，包括或然租金二千三百五十萬元(二零零五年：一千六百九十萬元)	Operating lease charges, including contingent rentals of $23.5 million (2005: $16.9 million)	**100.2**	92.8
職工成本，包括僱員股權費用二千零八十萬元(二零零五年：三千二百九十萬元)	Staff costs, including employee share-based payment expenses of $20.8 million (2005: $32.9 million)	**276.2**	267.2
並已計入：	and after crediting:		
租金收入，已扣除直接支出六億一千五百三十萬元(二零零五年：五億八千二百一十萬元)，包括或然租金一億一千萬元(二零零五年：八千四百六十萬元)	Rental income less direct outgoings of $615.3 million (2005: $582.1 million), including contingent rentals of $110.0 million (2005: $84.6 million)	**2,062.9**	1,840.3
利息收入	Interest income	**253.1**	105.5

附註：

(i) 於一九九三年十一月發行每股面值七千五百元之可換股累積優先股，可參照每股一千美元之款項收取股息年利率五點五厘。該優先股息乃支付至截至二零零六年六月二十六日止，即強制轉換所有尚未轉換之可換股累積優先股之日。

(ii) 發展中物業之借貸支出按每年百分之五(二零零五年：百分之一點八)之平均率資本化。

Note:

(i) The convertible cumulative preference shares of $7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend was paid up to 26 June 2006, the date of compulsory conversion of all of the outstanding convertible cumulative preference shares.

(ii) The borrowing costs have been capitalised at an average rate of 5.0% (2005: 1.8%) per annum for properties under development.

5 董事及高級管理層之酬金

提名及薪酬委員會包括四名獨立非執行董事。該委員會向董事會提供有關董事薪酬福利及僱傭條款的建議。董事的酬金乃按照負責及問責的範圍、個別董事的表現，經考慮本公司的表現及盈利、市場慣例及現行的業務條件而釐定。

5 Emoluments of Directors and Senior Management

The Nomination and Remuneration Committee consists of four Independent Non-Executive Directors. The Committee makes recommendation to the Board on the Directors' remuneration packages and terms of employment. The emoluments of Directors are determined by the scope of responsibility and accountability, and individual performance of directors, taking into consideration of the Company's performance and profitability, market practice and prevailing business conditions.

a. 董事酬金

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

a. Directors' emoluments

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

以港幣百萬元計算 姓名	*in HK$ million* Name	袍金 Fees	薪金、津貼及實物利益 Salaries, allowances and benefits in kind	酌定花紅 Discretionary bonuses	股權補償 Share-based compensation	本集團對退休金計劃之供款 Group's contributions to retirement scheme	合計 Total
陳啟宗	Ronnie C. Chan	0.2	7.6	5.2	3.0	0.8	16.8
殷尚賢	S.S. Yin	0.1	–	–	–	–	0.1
袁偉良	Nelson W.L. Yuen	0.1	7.3	5.0	4.2	0.9	17.5
夏佳理	Ronald J. Arculli	0.2	–	–	–	–	0.2
陳樂怡	Laura L.Y. Chen	0.2	–	–	–	–	0.2
鄭漢鈞	H.K. Cheng	0.2	–	–	–	–	0.2
何世良(附註i)	Wilfred S.L. Ho (Note i)	0.1	0.5	–	3.3	2.0	5.9
廖柏偉	P.W. Liu	0.2	–	–	–	–	0.2
吳士元	Terry S. Ng	0.1	3.8	2.3	1.9	0.2	8.3
高伯道(附註ii)	William P.Y. Ko (Note ii)	0.1	1.5	0.7	1.3	0.2	3.8
伍綺琴(附註ii)	Estella Y.K. Ng (Note ii)	0.1	1.5	0.5	1.2	0.1	3.4
二零零六年	2006	1.6	22.2	13.7	14.9	4.2	56.6
陳啟宗	Ronnie C. Chan	0.2	4.4	6.6	5.7	0.4	17.3
殷尚賢	S.S. Yin	0.1	–	–	–	–	0.1
袁偉良	Nelson W.L. Yuen	0.1	4.2	6.3	8.0	1.6	20.2
夏佳理	Ronald J. Arculli	0.2	–	–	–	–	0.2
陳樂怡	Laura L.Y. Chen	0.2	–	–	–	–	0.2
鄭漢鈞	H.K. Cheng	0.2	–	–	–	–	0.2
何世良	Wilfred S.L. Ho	0.1	1.9	2.9	3.7	0.2	8.8
廖柏偉	P.W. Liu	0.2	–	–	–	–	0.2
吳士元	Terry S. Ng	0.1	2.2	3.3	3.7	0.1	9.4
二零零五年(重列)	2005 (restated)	1.4	12.7	19.1	21.1	2.3	56.6

附註：

(i) 何世良先生已於二零零五年九月一日退任。

(ii) 高伯道先生及伍綺琴女士於二零零五年九月一日獲委任為董事。

Notes:

(i) Mr Wilfred S.L. Ho retired on 1 September 2005.

(ii) Mr William P.Y. Ko and Ms Estella Y.K. Ng were appointed as directors on 1 September 2005.

5 董事及高級管理層之酬金（續）

5 Emoluments of Directors and Senior Management (Continued)

a. 董事酬金（續）

分派給執行董事之花紅於每財政年度六月三十日結算，並慣常於下一財政年度之八月／九月付款並反映於該財政年度之財務報表。

除以上酬金外，部分董事根據本公司及其最終控股公司恒隆集團有限公司的股份期權計劃獲授予股份期權。本公司之股份期權詳情已於財務報表附註29內披露。

a. Directors' emoluments (Continued)

Payment of bonus to Executive Directors, due at the end of a financial year ending 30 June, is normally made in August/September of the following financial year and is reflected in the latter year's financial statements.

In addition to the above emoluments, certain directors were granted share options under the share option scheme of the Company and its ultimate holding company, Hang Lung Group Limited. Details of the share options granted by the Company are disclosed in note 29 to the financial statements.

b. 最高薪僱員酬金

本集團五名最高薪酬人士，亦為二零零六年度董事（二零零五年：四名董事）之酬金如下：

b. Emoluments of the highest paid employees

The emoluments of the five highest paid individuals in the Group who are also directors for 2006 (2005: 4 directors), are as follows:

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2006**	(重列) (restated) 2005
袍金	Fees	**0.6**	0.6
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**21.0**	14.2
酌定花紅	Discretionary bonuses	**13.2**	19.2
股權補償	Share-based compensation	**13.7**	21.1
本集團對退休金計劃之供款	Group's contributions to retirement scheme	**4.1**	3.9
		52.6	59.0

以上酬金介乎下列組別內：

The above emoluments fall within the following bands:

	人數 Number of individuals	
	2006	(重列) (restated) 2005
$3,000,001 — $3,500,000	–	1
$4,000,001 — $4,500,000	**1**	–
$5,500,001 — $6,000,000	**1**	–
$8,000,001 — $8,500,000	**1**	–
$8,500,001 — $9,000,000	–	1
$9,000,001 — $9,500,000	–	1
$16,500,001 — $17,000,000	**1**	–
$17,000,001 — $17,500,000	**1**	1
$20,000,001 — $20,500,000	–	1
	5	5

c. 截至二零零五年及二零零六年六月三十日止年度內，概無向上述董事及高級行政人員支付款項作為離職補償或吸引其加盟本集團。

c. During the years ended 30 June 2005 and 2006, there were no amounts paid to directors and senior executives above for compensation for loss of office and inducement for joining the Group.

6 綜合收益表內之稅項

6 Taxation in the Consolidated Income Statement

a. 綜合收益表內之稅項為：

a. Taxation in the consolidated income statement represents:

以港幣百萬元計算	in HK$ million	集團 Group 2006	(重列) (restated) 2005
是年稅項	Current tax		
本年度香港利得稅	Hong Kong Profits Tax for the year	**150.5**	408.0
過往年度之撥備少提/(多提)	Under/(Over)-provision in prior years	**0.8**	(9.9)
		151.3	398.1
本年度中國所得稅	PRC Income Tax for the year	**51.9**	14.2
遞延稅項	Deferred tax		
源自及撥回暫時性差額(附註17(b))	Origination and reversal of temporary differences (Note 17(b))	**799.8**	1,170.3
		1,003.0	1,582.6

香港利得稅及中國所得稅稅項撥備乃按年內之估計應課稅溢利分別乘以稅率百分之十七點五及百分之三十三計算。

Provision for Hong Kong Profits Tax and PRC Income Tax is calculated at 17.5% and 33% respectively of the estimated assessable profits for the year.

b. 截至二零零六年六月三十日止年度之應佔合營公司稅項一千八百九十萬元(二零零五年：二千四百八十萬元)已計入應佔合營公司溢利內。

b. Share of jointly controlled entities' taxation for the year ended 30 June 2006 of $18.9 million (2005: $24.8 million) is included in the share of profits of jointly controlled entities.

c. 稅項支出與會計溢利以適用稅率計算之調節：

c. Reconciliation between tax expense and accounting profit at applicable tax rates:

以港幣百萬元計算	in HK$ million	2006	(重列) (restated) 2005
除稅前溢利	Profit before taxation	**5,576.6**	8,666.8
按除稅前溢利以適用稅率計算之稅項	Tax on profit before taxation at applicable rates	**1,134.7**	1,671.2
應佔合營公司溢利之稅項影響	Tax effect of share of profits of jointly controlled entities	**(18.9)**	(24.8)
非應課稅收入之稅項影響	Tax effect of non-taxable income	**(78.0)**	(28.5)
非扣減支出之稅項影響	Tax effect of non-deductible expenses	**16.4**	13.2
已使用之稅務虧損及其他可扣減暫時性差異之稅項影響	Tax effect of tax losses utilised and other deductible temporary differences	**(56.2)**	(34.4)
未確認之稅務虧損之稅項影響	Tax effect of unrecognised tax losses	**13.4**	4.3
其他	Others	**(9.2)**	(8.5)
過往年度之撥備少提/(多提)	Under/(Over)-provision in prior years	**0.8**	(9.9)
實際稅項支出	Actual tax expense	**1,003.0**	1,582.6

7 股東應佔純利

股東應佔純利包括本公司財務報表內之溢利為十四億一千七百萬元(二零零五年重列：十四億五千二百七十萬元)。

7 Net Profit Attributable to Shareholders

Net profit attributable to shareholders includes a profit of $1,417.0 million (2005 restated: $1,452.7 million) which has been dealt with in the financial statements of the Company.

8 股息

8 Dividends

a. 本年度股息

a. *Dividends* attributable to the year

以港幣百萬元計算	*in HK$ million*	**2006**	2005
宣佈及已派中期股息每股十三仙(二零零五年：十三仙)	Interim dividend declared and paid of 13 cents (2005: 13 cents) per share	**481.7**	478.8
於結算日後擬派末期股息每股三十八仙(二零零五年：三十七仙)	Final dividend of 38 cents (2005: 37 cents) per share proposed after the balance sheet date	**1,418.1**	1,363.8
		1,899.8	1,842.6

於結算日後擬派之末期股息，並無確認為結算日之負債。

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

b. 上一財政年度之股息於年內批准及派發

b. Dividends attributable to the previous financial year, approved and paid during the year

以港幣百萬元計算	*in HK$ million*	**2006**	2005
上一財政年度末期股息於年內批准及派發每股三十七仙(二零零五年：三十三仙)	Final dividend in respect of the previous financial year, approved and paid during the year of 37 cents (2005: 33 cents) per share	**1,363.8**	1,089.0

9 每股盈利

9 Earnings Per Share

a. 每股基本及攤薄盈利乃按下列數據計算：

a. The calculation of basic and diluted earnings per share is based on the following data:

以港幣百萬元計算	*in HK$ million*	2006	(重列) (restated) 2005
用以計算每股基本盈利之盈利 (即股東應佔純利)	Earnings for calculation of basic earnings per share (net profit attributable to shareholders)	**4,402.6**	6,812.5
具攤薄作用之潛在股份之影響	Effect of dilutive potential shares		
可換股累積優先股股息	Dividend on convertible cumulative preference shares	**17.2**	27.5
用以計算每股攤薄盈利之盈利	Earnings for calculation of diluted earnings per share	**4,419.8**	6,840.0

		2006	2005
用以計算每股基本盈利之股份加權平均數	Weighted average number of shares used in calculating basic earnings per share	**3,693,251,337**	3,513,680,303
具攤薄作用之潛在股份之影響	Effect of dilutive potential shares		
股份期權	Share options	**8,001,122**	5,745,770
可換股累積優先股	Convertible cumulative preference shares	**37,061,818**	44,362,890
用以計算每股攤薄盈利之股份加權平均數	Weighted average number of shares used in calculating diluted earnings per share	**3,738,314,277**	3,563,788,963

b. 每股基本及攤薄盈利(不包括已扣除遞延稅項及少數股東權益之投資物業公平值變動)乃根據以下經調整之溢利計算：

b. The calculation of basic and diluted earnings per share excluding changes in fair value of investment properties net of deferred tax and minority interests is based on the profit adjusted as follows:

以港幣百萬元計算	*in HK$ million*	2006	(重列) (restated) 2005
股東應佔純利	Net profit attributable to shareholders	**4,402.6**	6,812.5
投資物業公平值變動之影響	Effect of changes in fair value of investment properties	**(3,415.5)**	(5,125.1)
相應遞延稅項之影響	Effect of corresponding deferred tax	**639.9**	828.3
用以計算每股基本盈利之經調整盈利	Adjusted earnings for calculation of basic earnings per share	**1,627.0**	2,515.7
具攤薄作用之潛在股份之影響	Effect of dilutive potential shares		
可換股累積優先股股息	Dividend on convertible cumulative preference shares	**17.2**	27.5
用以計算每股攤薄盈利之經調整盈利	Adjusted earnings for calculation of diluted earnings per share	**1,644.2**	2,543.2

10 固定資產－集團

10 Fixed Assets – Group

以港幣百萬元計算	in HK$ million	投資物業 Investment properties	發展中投資物業 Investment properties under development	其他 Others	合計 Total
成本值或估值：	Cost or valuation:				
於二零零四年七月一日	At 1 July 2004	30,562.1	1,286.6	56.1	31,904.8
添置	Additions	66.9	485.4	8.2	560.5
出售	Disposals	–	–	(0.1)	(0.1)
公平值增加	Increase in fair value	5,402.9	–	–	5,402.9
於二零零五年六月三十日及二零零五年七月一日	At 30 June 2005 and 1 July 2005	36,031.9	1,772.0	64.2	37,868.1
添置	Additions	119.9	1,084.8	12.2	1,216.9
出售	Disposals	–	–	(2.3)	(2.3)
公平值增加	Increase in fair value	3,438.2	–	–	3,438.2
於二零零六年六月三十日	At 30 June 2006	39,590.0	2,856.8	74.1	42,520.9
累計折舊：	Accumulated depreciation:				
於二零零四年七月一日	At 1 July 2004	–	–	14.1	14.1
本年度折舊	Charge for the year	–	–	3.3	3.3
因出售撥回	Written back on disposals	–	–	(0.1)	(0.1)
於二零零五年六月三十日及二零零五年七月一日	At 30 June 2005 and 1 July 2005	–	–	17.3	17.3
本年度折舊	Charge for the year	–	–	4.2	4.2
因出售撥回	Written back on disposals	–	–	(1.7)	(1.7)
於二零零六年六月三十日	At 30 June 2006	–	–	19.8	19.8
賬面淨值：	Net book value:				
於二零零六年六月三十日	At 30 June 2006	39,590.0	2,856.8	54.3	42,501.1
於二零零五年六月三十日	At 30 June 2005	36,031.9	1,772.0	46.9	37,850.8
固定資產於六月三十日之成本值或估值如下：	Cost or valuation of the fixed assets at 30 June is made up as follows:				
二零零六年	2006				
估值	Valuation	39,590.0	–	–	39,590.0
成本值	Cost	–	2,856.8	74.1	2,930.9
		39,590.0	2,856.8	74.1	42,520.9
二零零五年	2005				
估值	Valuation	36,031.9	–	–	36,031.9
成本值	Cost	–	1,772.0	64.2	1,836.2
		36,031.9	1,772.0	64.2	37,868.1

10 固定資產－集團(續)

物業之賬面淨值分析如下：

10 Fixed Assets – Group (Continued)

An analysis of net book value of properties is as follows:

以港幣百萬元計算	in HK$ million	投資物業 Investment properties 2006	2005	發展中投資物業 Investment properties under development 2006	2005
香港長期地契	Long leases in Hong Kong	**23,867.5**	21,669.3	**677.2**	676.7
香港以外地區長期地契	Long leases outside Hong Kong	**-**	–	**1,136.7**	371.1
香港中期地契	Medium term leases in Hong Kong	**8,739.5**	7,864.6	**-**	–
香港以外地區中期地契	Medium term leases outside Hong Kong	**6,793.0**	6,298.0	**1,042.9**	724.2
香港短期地契	Short lease in Hong Kong	**190.0**	200.0	**-**	–
		39,590.0	36,031.9	**2,856.8**	1,772.0

a. 本集團所有以公平值列賬之投資物業均於二零零六年六月三十日經第一太平戴維斯估值及專業顧問有限公司之註冊專業測量師(產業測量)陳超國先生按公開市值，參考租金總值，並計入租約屆滿續租時租值升幅後之可能收益而進行之估值釐定。

本集團投資物業之賬面淨值三百九十五億九千萬元(二零零五年：三百六十億三千一百九十萬元)內包括根據融資租約而持有之資產，其賬面淨值為二十九億一千九百萬元(二零零五年：二十五億九千二百萬元)。

a. Investment properties of the Group carried at fair value were revalued as at 30 June 2006 by Mr Charles C.K. Chan, Registered Professional Surveyor (General Practice), of Savills Valuation and Professional Services Limited, on an open market value basis with reference to the total rental income after taking into account reversionary income potential.

The net book value of investment properties of the Group of $39,590.0 million (2005: $36,031.9 million) includes an amount of $2,919.0 million (2005: $2,592.0 million) in respect of an asset held under a finance lease.

10 固定資產－集團(續)

10 Fixed Assets – Group (Continued)

b. 本集團根據營業租約出租及按融資租約分租其投資物業。該等租約一般初步為期兩至五年，其中部份有權選擇續約，屆時重新協商所有條款。長期租約通常會訂明重新檢討或調整之條款，而本集團每年均有一定比例的租約期滿續約。若干租約包括或然租金，並參考物業之收入而釐定。

b. The Group leases out its investment properties under operating leases and subleases under finance lease. Leases typically run for an initial period of two to five years, with some having the option to renew, at which time all terms are renegotiated. Long term leases contain rent review or adjustment clauses and the Group has a regular proportion of its leases up for renewal each year. Certain leases include contingent rentals calculated with reference to the revenue of tenants.

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

At 30 June, the Group's total future minimum lease income under non-cancellable operating leases were as follows:

以港幣百萬元計算	*in HK$ million*	分租 Subleases	其他租約 Other leases	總計 Total
二零零六年	**2006**			
一年內	Within 1 year	**193.5**	**1,989.4**	**2,182.9**
一年後但五年內	After 1 year but within 5 years	**319.8**	**1,712.5**	**2,032.3**
五年後	After 5 years	**70.3**	**41.1**	**111.4**
		583.6	**3,743.0**	**4,326.6**
二零零五年	2005			
一年內	Within 1 year	161.9	1,675.7	1,837.6
一年後但五年內	After 1 year but within 5 years	221.3	1,610.1	1,831.4
五年後	After 5 years	83.8	123.3	207.1
		467.0	3,409.1	3,876.1

11 附屬公司權益

11 Interest in Subsidiaries

以港幣百萬元計算	in HK$ million	公司 Company 2006	2005
非上市股份，成本值	Unlisted shares, at cost	**8.1**	8.1
應收附屬公司款項	Amounts due from subsidiaries	**29,069.4**	29,680.4
		29,077.5	29,688.5

主要附屬公司之詳細資料載於附註36。

Details of principal subsidiaries are set out in note 36.

應收／應付附屬公司款項為無抵押、免息，而因預期該等款項於未來十二個月內不可收回／無需償還，故列作非流動資產／負債。

Amounts due from/to subsidiaries are unsecured, non-interest bearing and classified as non-current as these are not expected to be recoverable/repayable within the next twelve months.

12 合營公司權益

12 Interest in Jointly Controlled Entities

以港幣百萬元計算	in HK$ million	2006	2005
應佔資產淨值－非上市股份	Share of net assets – unlisted shares	**533.7**	471.4
應收合營公司款項	Amounts due from jointly controlled entities	**17.3**	11.0
		551.0	482.4

合營公司之詳細資料載於附註37。本集團合營公司權益之財務資料概述如下：

Details of jointly controlled entities are set out in note 37. The summary financial information related to the Group's interest in jointly controlled entities are as follows:

以港幣百萬元計算	in HK$ million	2006	2005
非流動資產	Non-current assets	**665.0**	583.0
流動資產	Current assets	**25.9**	100.4
非流動負債	Non-current liabilities	**(85.4)**	(71.1)
流動負債	Current liabilities	**(71.8)**	(140.9)
資產淨值	Net assets	**533.7**	471.4
收入	Revenue	**41.6**	38.9
溢利	Profit	**90.3**	118.3

13 貸款及投資

13 Loans and Investments

以港幣百萬元計算	in HK$ million	集團 Group 2006	2005
於香港之非上市投資	Unlisted investments in Hong Kong	**0.1**	0.1
貸款予非上市投資	Advances to unlisted investee companies	**7.8**	9.0
		7.9	9.1

由於非上市投資並無交投活躍市場上之市場報價以釐定其公平值，故按成本扣除減值(如有)入賬。

Unlisted investments are carried at cost less impairment, if any, as they do not have a quoted market price in an active market to determine their fair value.

14 存貨

14 Inventories

以港幣百萬元計算	in HK$ million	集團 Group 2006	2005
位於香港之待售已建成物業－中期地契	Completed properties for sale located in Hong Kong – medium leases	**10,159.3**	10,693.4

15 應收賬款及其他應收款

15 Trade and Other Receivables

已計入應收賬款及其他應收款之應收款，其賬齡分析如下：

Included in trade and other receivables are trade debtors with the following ageing analysis:

以港幣百萬元計算	in HK$ million	集團 Group 2006	2005
一個月內	Within 1 month	**370.6**	438.3
一至三個月	1–3 months	**2.3**	3.7
三個月以上	Over 3 months	**0.6**	2.3
		373.5	444.3

本團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

16 應付賬款及其他應付款

16 Trade and Other Payables

以港幣百萬元計算	in HK$ million	集團 Group 2006	集團 Group 2005	公司 Company 2006	公司 Company 2005
應付款及應計費用(附註i)	Creditors and accrued expenses (Note i)	**657.7**	886.0	**5.9**	5.1
已收按金(附註ii)	Deposits received (Note ii)	**643.2**	557.8	**-**	-
應付同系附屬公司款項	Amounts due to fellow subsidiaries	**228.6**	260.8	**-**	-
		1,529.5	1,704.6	**5.9**	5.1

附註：

(i) 應付款及應計費用包括預期於一年內不會償付之保留款項九百一十萬元(二零零五年：一千零九十萬元)。

(ii) 已收之六億四千三百二十萬元(二零零五年：五億五千六百五十萬元)按金預期於一年內不會償付。

已計入應付賬款及其他應付款之應付款其賬齡分析如下：

Notes:

(i) Creditors and accrued expenses include retention money payable of $9.1 million (2005: $10.9 million) which is not expected to be settled within one year.

(ii) Deposits received of $643.2 million (2005: $556.5 million) are not expected to be settled within one year.

Included in trade and other payables are trade creditors with the following ageing analysis:

以港幣百萬元計算	in HK$ million	集團 Group 2006	集團 Group 2005	公司 Company 2006	公司 Company 2005
一個月內到期	Due within 1 month	**472.5**	645.9	**-**	-
三個月以後到期	Due over 3 months	**81.4**	94.3	**0.3**	0.3
		553.9	740.2	**0.3**	0.3

17 於資產負債表上之稅項

17 Taxation in the Balance Sheets

a. 於資產負債表上之現時稅項：

a. Current taxation in the balance sheet represents:

以港幣百萬元計算	in HK$ million	集團 Group 2006	集團 Group 2005	公司 Company 2006	公司 Company 2005
本年度香港利得稅撥備	Provision for Hong Kong Profits Tax for the year	**150.5**	408.0	**1.2**	3.3
本年度中國所得稅撥備	Provision for PRC Income Tax for the year	**13.6**	4.5	**-**	-
以往年度之香港利得稅撥備	Provision for Hong Kong Profits Tax relating to prior years	**168.0**	186.7	**3.0**	-
		332.1	599.2	**4.2**	3.3

17 於資產負債表上之稅項(續)

17 Taxation in the Balance Sheets (Continued)

b. 遞延稅項

於綜合資產負債表上確認之遞延稅項負債/(資產)部份及年內之變動如下：

b. Deferred taxation

The components of deferred tax liabilities/(assets) recognised in the consolidated balance sheet and the movements during the year are as follows:

以港幣百萬元計算	in HK$ million	折舊免稅額多於相關的折舊 Depreciation allowances in excess of related depreciation	物業重估 Revaluation of properties	因稅務虧損產生之將來得益 Future benefit of tax losses	資本化之利息 Interest capitalised	總數 Total
遞延稅項產生於：	Deferred tax arising from:					
於二零零四年七月一日	At 1 July 2004	455.5	1,292.7	(52.7)	(41.5)	1,654.0
於綜合收益表內扣除/(撥入)(附註6(a))	Charged/(Credited) to consolidated income statement (Note 6(a))	94.6	1,066.9	(1.8)	10.6	1,170.3
於二零零五年六月三十日及二零零五年七月一日	At 30 June 2005 and 1 July 2005	550.1	2,359.6	(54.5)	(30.9)	2,824.3
於綜合收益表內扣除(附註6(a))	Charged to consolidated income statement (Note 6(a))	105.6	675.5	18.7	–	799.8
於二零零六年六月三十日	At 30 June 2006	655.7	3,035.1	(35.8)	(30.9)	3,624.1

c. 未確認之遞延稅項資產

本集團尚未就若干附屬公司營運期間出現的二億一千四百二十萬元(二零零五年：九千四百一十萬元)稅務虧損所產生的遞延稅項資產作出確認，因為於二零零六年六月三十日，可用作抵銷有關資產的日後應課稅溢利仍不存在。此等香港業務的稅務虧損於現時稅務法規上並未逾時，而中國內地業務的稅務虧損則於相關會計年結日五年後逾時。

c. Deferred tax assets not recognised

The Group has not recognised deferred tax assets in respect of tax losses of $214.2 million (2005: $94.1 million) sustained in the operations of certain subsidiaries as the availability of future taxable profits against which the assets can be utilised is not probable at 30 June 2006. The tax losses arising from Hong Kong operations do not expire under current tax legislation. The tax losses arising from mainland China operations expire five years after the relevant accounting year end date.

18 銀行貸款

於六月三十日無抵押銀行貸款之還款期如下：

18 Bank Loans

At 30 June, bank loans were unsecured and repayable as follows:

		集團 Group	
以港幣百萬元計算	in HK$ million	**2006**	2005
兩年後但五年內	After 2 years but within 5 years	**4,000.0**	–
五年後	After 5 years	**4,514.3**	4,188.5
		8,514.3	4,188.5
減：未攤銷之財務費用	Less: unamortised front end fees	**(60.3)**	(75.1)
		8,454.0	4,113.4

所有上述銀行貸款均按三點六厘至五點五厘(二零零五年：零點四厘至三點七厘)年利率計息。利息於一年(二零零五年：一年)之內重新釐定。本集團銀行貸款之公平值概約為相應之賬面值。

All the above bank loans are interest-bearing at rates ranging from 3.6% to 5.5% (2005: 0.4% to 3.7%) per annum. The interest is repriced within one (2005: one) year. The fair values of the Group's bank loans were approximately the corresponding carrying amounts.

19 可換股累積優先股

19 Convertible Cumulative Preference Shares

		2006		2005	
		股份數目 Number of shares	港幣百萬元 HK$ million	股份數目 Number of shares	港幣百萬元 HK$ million
息率五點五厘每股面值七千五百元之可換股累積優先股	5.5% convertible cumulative preference share of $7,500 each				
於七月一日	At 1 July	**57,915**	**355.0**	75,150	460.6
已轉換至普通股	Shares converted into ordinary shares	**(57,915)**	**(355.0)**	(17,235)	(105.6)
於六月三十日	At 30 June	**-**	**-**	57,915	355.0

於二零零六年六月二十六日，本公司完成將所有其尚未被行使之可換股累積優先股轉換為普通股，故有關可換股優先股於香港聯交所及盧森堡證券交易所之上市地位已被撤銷。

年內，五萬七千九百一十五股(二零零五年：一萬七千二百三十五股)可換股累積優先股已轉換為本公司四千四百三十六萬二千八百九十股(二零零五年：一千三百二十萬二千零一十股)普通股。

On 26 June 2006, the Company has completed the conversion of all of its outstanding convertible cumulative preference shares into ordinary shares and the listing of such convertible preference shares on the Hong Kong Stock Exchange and Luxembourg Stock Exchange has been withdrawn accordingly.

During the year, 57,915 (2005: 17,235) convertible cumulative preference shares were converted which resulted in the issue of 44,362,890 (2005: 13,202,010) ordinary shares of the Company.

20 二零零九年到期之浮息票據

20 Floating Rate Notes Due 2009

浮息票據由本公司之附屬公司發行。本公司保證該等浮息票據之本金及利息，按年利率三點四厘至五厘(二零零五年：零點六厘至三點四厘)計息，須於二零零九年十二月悉數償還及沒有權利轉換成本公司或其他公司之股份。利息於一年(二零零五年：一年)之內重新釐定。

本集團浮息票據之公平值概約為於結算日之賬面值。

於二零零六年六月三十日，除以上浮息票據之外，集團並無任何其他未償還的定息或浮息票據或可換股債券。

The floating rate notes were issued by the Company's subsidiary. These notes are guaranteed as to principal and interest by the Company, bear interest ranging from 3.4% to 5.0 % (2005: 0.6% to 3.4%) per annum, repayable in full in December 2009 and have no rights of conversion into shares of the Company or any other body corporate. The interest is repriced within one (2005: one) year.

The fair value of the Group's floating rate notes was approximately the carrying amounts at the balance sheet date.

At 30 June 2006, except for the above floating rate note, the Group has no other outstanding fixed or floating rate notes or convertible bonds.

21 其他長期負債

21 Other Long Term Liabilities

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2006**	2005
融資租約承擔(附註22)	Finance lease obligations (Note 22)	**570.0**	642.6
須補地價	Land premium	**0.7**	0.7
		570.7	643.3

22 融資租約承擔

融資租約最少應付之租金總額及其現值如下：

22 Finance Lease Obligations

Total minimum lease payments under finance lease and their present values are as follows:

以港幣百萬元計算	in HK$ million	集團 Group 最少應付之租金額之現值 Present value of minimum lease payments	將於未來年度計入之利息費用 Interest expenses relating to future periods	最少應付之租金總額 Total minimum lease payments
二零零六年	**2006**			
應付金額	Amounts payable			
一年內	Within 1 year	**72.6**	**42.7**	**115.3**
一年後但五年內	After 1 year but within 5 years	**402.0**	**109.2**	**511.2**
五年後	After 5 years	**168.0**	**7.9**	**175.9**
一年後總計	Total after 1 year	**570.0**	**117.1**	**687.1**
		642.6	**159.8**	**802.4**
二零零五年	2005			
應付金額	Amounts payable			
一年內	Within 1 year	63.6	47.5	111.1
一年後但五年內	After 1 year but within 5 years	355.4	135.5	490.9
五年後	After 5 years	287.2	24.3	311.5
一年後總計	Total after 1 year	642.6	159.8	802.4
		706.2	207.3	913.5

融資租約承擔之實際利率為每年七厘(二零零五年：七厘)。

The effective interest rate of the finance lease obligations is 7% (2005: 7%) per annum.

23 股本

23 Share Capital

		2006 股份數目 (千股) No. of shares ('000)	**2006** 港幣百萬元 HK$ million	2005 股份數目 (千股) No. of shares ('000)	2005 港幣百萬元 HK$ million
法定	Authorised				
每股面值一元	Shares of $1 each	**5,400,000**	**5,400.0**	4,500,000	4,500.0
已發行及繳足	Issued and fully paid				
於七月一日	At 1 July	**3,683,153**	**3,683.2**	3,299,901	3,299.9
發行股份	Issue of shares				
一來自配售	– from placement	**-**	**-**	370,000	370.0
一來自行使股份期權	– from exercise of options	**4,192**	**4.1**	50	0.1
從可換股累積優先股轉換(附註19)	Convertible cumulative preference shares conversion (Note 19)	**44,363**	**44.4**	13,202	13.2
於六月三十日	At 30 June	**3,731,708**	**3,731.7**	3,683,153	3,683.2

24 儲備

24 Reserves

以港幣百萬元計算	in HK$ million	集團 Group 2006	集團 Group (重列) (restated) 2005	公司 Company 2006	公司 Company (重列) (restated) 2005
資本儲備	**Capital reserves**				
股份溢價	Share premium				
於七月一日	At 1 July	**15,497.5**	11,520.5	**15,497.5**	11,520.5
發行股份	Issue of shares	**34.4**	3,977.0	**34.4**	3,977.0
僱員股份期權褔利	Employee share option benefits	**9.6**	-	**9.6**	-
於六月三十日	At 30 June	**15,541.5**	15,497.5	**15,541.5**	15,497.5
編製綜合賬目而產生之資本儲備	**Capital reserve on consolidation**				
於七月一日	At 1 July				
－上年度報告	- as previously reported	**275.3**	275.3	**-**	-
－因採納HKFRS 3所產生之年初調整	- opening adjustments arising from adoption of HKFRS 3	**(275.3)**	-	**-**	-
－重列	- as restated	**-**	275.3	**-**	-
資本贖回儲備	**Capital redemption reserve**				
於七月一日	At 1 July	**1,675.5**	1,559.5	**1,675.5**	1,559.5
轉換可換股累積優先股	Conversion of convertible cumulative preference shares	**390.0**	116.0	**390.0**	116.0
於六月三十日	At 30 June	**2,065.5**	1,675.5	**2,065.5**	1,675.5
匯兌變動儲備	**Exchange fluctuation reserve**				
於七月一日	At 1 July	**13.8**	13.8	**-**	-
換算海外附屬公司賬項所產生匯兌差額	Exchange difference arising from translation of overseas subsidiaries	**7.3**	-	**-**	-
於六月三十日	At 30 June	**21.1**	13.8	**-**	-
可換股累積優先股之股本部分	**Equity component of convertible cumulative preference shares**				
於七月一日	At 1 July				
－上年度報告	- as previously reported	**-**	-	**-**	-
－因採納HKAS 32所產生之前期調整	- prior period adjustments arising from adoption of HKAS 32	**79.4**	103.0	**79.4**	103.0
－重列	- as restated	**79.4**	103.0	**79.4**	103.0
轉換可換股累積優先股	Conversion of convertible cumulative preference shares	**(79.4)**	(23.6)	**(79.4)**	(23.6)
於六月三十日	At 30 June	**-**	79.4	**-**	79.4
僱員股份補償儲備	**Employee share-based compensation reserve**				
於七月一日	At 1 July				
－上年度報告	- as previously reported	**-**	-	**-**	-
－因採納HKFRS 2所產生之前期調整	- prior period adjustments arising from adoption of HKFRS 2	**36.9**	4.0	**36.9**	4.0
－重列	- as restated	**36.9**	4.0	**36.9**	4.0
僱員股權費用	Employee share-based payment expenses	**20.8**	32.9	**20.8**	32.9
轉撥至股份溢價	Transfer to share premium	**(9.6)**	-	**(9.6)**	-
於六月三十日	At 30 June	**48.1**	36.9	**48.1**	36.9
		17,676.2	17,578.4	**17,655.1**	17,289.3
保留溢利	**Retained profits**				
於七月一日	At 1 July				
－上年度報告	- as previously reported	**19,063.6**	13,786.0	**6,512.3**	6,594.5
－因採納HKFRS 2所產生之前期調整	- prior period adjustments arising from adoption of HKFRS 2	**(36.9)**	(4.0)	**(36.9)**	(4.0)
－重列	- as restated	**19,026.7**	13,782.0	**6,475.4**	6,590.5
－因採納以下各項所產生之年初調整	- opening adjustment arising from adoption of				
HKAS 39	HKAS 39	**(20.8)**	-	**-**	-
HKFRS 3	HKFRS 3	**275.3**	-	**-**	-
		19,281.2	13,782.0	**6,475.4**	6,590.5
本年度純利	Net profit for the year	**4,402.6**	6,812.5	**1,417.0**	1,452.7
去年度末期股息	Final dividend in respect of previous year	**(1,363.8)**	(1,089.0)	**(1,363.8)**	(1,089.0)
本年度中期股息	Interim dividend in respect of current year	**(481.7)**	(478.8)	**(481.7)**	(478.8)
於六月三十日	At 30 June	**21,838.3**	19,026.7	**6,046.9**	6,475.4
		39,514.5	36,605.1	**23,702.0**	23,764.7

24 儲備(續)

24 Reserves (Continued)

以港幣百萬元計算	in HK$ million	集團 Group 2006	(重列) (restated) 2005
保留溢利報表：	Statement of retained profits:		
集團公司	Group companies	**21,344.0**	18,594.7
合營公司	Jointly controlled entities	**494.3**	432.0
		21,838.3	19,026.7

股份溢價賬及資本贖回儲備之用途分別受香港《公司條例》第四十八乙條及第四十九條監管。匯兌變動儲備包括換算海外附屬公司財務報表產生之匯兌差額。誠如附註1(x)所述，僱員股份補償儲備包括已授出但尚未被行使之股份期權之公平值。

於二零零六年六月三十日，本公司可供分派予股東之儲備金總額為六十億四千六百九十萬元(二零零五年重列：六十四億七千五百四十萬元)。

The application of the share premium account and capital redemption reserve are governed by Section 48B and Section 49 of the Hong Kong Companies Ordinance respectively. The exchange fluctuation reserve comprises the exchange differences arising from the translation of the financial statements of overseas subsidiaries. The employee share-based compensation reserve comprises the fair value of share options granted which are yet to be exercised, as explained in note 1(x).

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2006 was $6,046.9 million (2005 restated: $6,475.4 million).

25 少數股東權益

25 Minority Interests

以港幣百萬元計算	in HK$ million	集團 Group 2006	2005
於七月一日	At 1 July	**966.6**	934.7
本年度少數股東權益應佔溢利	Profit attributable to minority interests for the year	**171.0**	271.7
已派少數股東股息	Dividend paid to minority interests	**-**	(50.0)
償還予少數股東款項	Repayment to minority interests	**(94.7)**	(189.8)
於六月三十日	At 30 June	**1,042.9**	966.6

26 綜合現金流量表附註

26 Notes to the Consolidated Cash Flow Statement

a. 來自經營業務之現金

a. Cash generated from operations

以港幣百萬元計算	*in HK$ million*	2006	(重列) (restated) 2005
除稅前溢利	Profit before taxation	**5,576.6**	8,666.8
調整：	Adjustments for:		
利息收入	Interest income	**(253.1)**	(105.5)
融資租約費用	Finance lease charges	**47.5**	51.6
可換股累積優先股股息	Dividend on convertible cumulative preference shares	**17.2**	27.5
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs	**351.1**	176.6
折舊	Depreciation	**4.2**	3.3
出售固定資產之溢利	Profit on disposal of fixed assets	**(0.1)**	-
投資物業之公平值增加	Increase in fair value of investment properties	**(3,438.2)**	(5,402.9)
應佔合營公司溢利	Share of profits of jointly controlled entities	**(90.3)**	(118.3)
僱員股權費用	Employee share-based payment expenses	**20.8**	32.9
存貨減少	Decrease in inventories	**440.7**	839.4
應收賬款及其他應收款之(增加)/減少	(Increase)/Decrease in trade and other receivables	**(310.6)**	1,076.1
應付款及應計費用之(減少)/增加	(Decrease)/Increase in creditors and accrued expenses	**(102.4)**	61.8
已收按金之增加	Increase in deposits received	**85.4**	55.4
應付同系附屬公司款項之減少	Decrease in amounts due to fellow subsidiaries	**(32.2)**	(15.6)
來自經營業務之現金	Cash generated from operations	**2,316.6**	5,349.1

b. 現金及現金等價物

b. Cash and cash equivalents

以港幣百萬元計算	*in HK$ million*	2006	2005
綜合資產負債表的現金及銀行存款	Cash and deposits with banks in the consolidated balance sheet	**5,983.6**	3,205.8
減：於三個月後到期的銀行存款	Less: Bank deposits with maturity greater than three months	**(699.5)**	(699.5)
綜合現金流量表的現金及現金等價物	Cash and cash equivalents in the consolidated cash flow statement	**5,284.1**	2,506.3

綜合資產負債表之現金及銀行存款按市場利率計息。利息根據當前市場利率於一年(二零零五年：一年)之內重新釐定。

Cash and deposits with banks in the consolidated balance sheet are interest bearing at market rates. The interest rates are repriced within one (2005: one) year based on prevailing market rates.

27 或然負債

於六月三十日之或然負債如下：

27 Contingent Liabilities

At 30 June, contingent liabilities were as follows:

		公司 Company	
以港幣百萬元計算	*in HK$ million*	**2006**	2005
就所獲得之銀行信貸而提供之擔保	Guarantees given to banks to secure credit facilities	**10,039.9**	5,714.1

28 承擔

a. 於六月三十日尚未於財務報表撥備之資本承擔如下：

28 Commitments

a. At 30 June, capital commitments not provided for in the financial statements were as follows:

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2006**	2005
已簽約	Contracted for	**961.6**	546.1
已授權但尚未簽約	Authorised but not contracted for	**2,976.4**	2,931.2
		3,938.0	3,477.3

上述承擔包括本集團擴展其物業投資業務至中國內地多個城市之承擔。

The above commitments include those in respect of the Group's expansion of its property investment operations into various cities in mainland China.

b. 本集團根據十年內屆滿之不可撤銷營業租約租用若干物業。若干租約包括參考物業收入而釐定之或然租金。於六月三十日，未來最少應付之租金總額如下：

b. The Group leases certain properties under non-cancellable operating leases expiring within ten years. Certain leases include contingent rentals calculated with reference to revenue from the properties. At 30 June, total future minimum lease payments were as follows:

		集團 Group	
以港幣百萬元計算	*in HK$ million*	**2006**	2005
一年內	Within 1 year	**78.3**	75.9
一年後但五年內	After 1 year but within 5 years	**322.9**	317.1
五年後	After 5 years	**51.2**	130.0
		452.4	523.0

29 僱員福利

a. 退休福利

本集團已為其僱員設立界定供款退休金計劃，該計劃下之資產由獨立受託人掌管及專業基金經理管理，與本集團之資產分開處理。

僱主及僱員均按僱員之基本薪金之若干百分比供款，有關百分比按服務年資釐定。當僱員於可全數獲得本集團供款前退出該計劃，其遭沒收之供款乃撥入計劃基金之儲備內。本集團可視乎儲備的水平指示受託人將股息自基金之儲備撥入基金成員賬戶。本集團可將沒收之供款減少其供款；但年度內本集團並無以此方式削減供款。本集團於年度內之供款總額為一千六百萬元（二零零五年：一千四百五十萬元），而撥入儲備金之沒收供款金額總數為五十萬元（二零零五年：五十萬元）。根據本集團之退休福利計劃條款，本集團於年內之供款總額包括為二名（二零零五年：二名）高級行政人員所支付的二百二十萬元（二零零五年：二百八十萬元）特別供款。

一項集成信託強制性公積金計劃（「強積金計劃」）已成立，並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入（上限為二萬元）之百分之五作出強制性供款。本集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。本集團於本年度內作出之強積金供款總額為一百三十萬元（二零零五年：一百萬元）。

由於本集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃（「職業退休計劃」），職業退休計劃與強積金計劃之成員資格相同，而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

本公司在中華人民共和國（「中國」）上海市經營業務之附屬公司，其僱員乃中國當地市政府所營辦之退休福利計劃（「中國退休福利計劃」）之成員。該等中國附屬公司所需承擔之唯一責任，乃按僱員之支薪金額之某個百分比，向中國退休福利計劃作出供款以作為退休福利資金，而中國當地市政府則承擔該等中國附屬公司之所有現職及將來退休之僱員之退休福利責任。該等中國附屬公司於本年度內作出之供款總額為四百九十萬元（二零零五年：四百六十萬元）。

29 Employee Benefits

a. Retirement benefits

The Group operates a defined contribution provident fund scheme for its employees. The assets of the scheme are held separately from those of the Group by an independent trustee and managed by professional fund managers.

Contributions are made by both the employer and the employees at a certain percentage of employees' basic salaries, the percentage varying with their length of service. When an employee leaves the scheme prior to his or her interest in the Group's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the Group may direct the trustee to credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions, but there was no such reduction of the Group's contributions during the year. Total contributions made by the Group for the year amounted to $16.0 million (2005: $14.5 million) and forfeited sums credited to reserves amounted to $0.5 million (2005: $0.5 million). Total contributions made by the Group for the year included a special contribution of $2.2 million (2005: $2.8 million) made in respect of 2 (2005: 2) senior executives in accordance with the provisions of the Group's retirement scheme.

A master trust Mandatory Provident Fund Scheme (the 'MPF Scheme') is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $1.3 million (2005: $1.0 million).

As the Group's provident fund scheme is an MPF Exempted Occupational Retirement Scheme (the 'ORSO Scheme'), eligibility for membership of the ORSO and MPF schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

Staff in the Company's subsidiaries operating in Shanghai, the People's Republic of China ('PRC'), are members of a retirement benefits scheme (the 'PRC RB Scheme') operated by the local municipal government in the PRC. The only obligation of the PRC subsidiaries is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiaries. Total contributions made by the PRC subsidiaries for the year amounted to $4.9 million (2005: $4.6 million).

29 僱員福利 (續)

b. 股份補償福利

本公司於二零零二年十一月二十二日設立一份股份期權計劃。此計劃授權本公司董事局(「董事局」)向被揀選人士(包括本集團內任何公司之董事)授予股份期權認購本公司股份。股份期權行使價由董事局於授予股份期權時決定，並必須為股份面值、於授予當日股份之收市價及授予前五個交易日之平均收市價三者中之最高價。股份期權之歸屬期、行使期及每個股份期權可認購股份之數目均由董事局於授予當日決定。

年內股份期權之變動如下：

29 Employee Benefits (Continued)

b. Equity compensation benefits

The Company has a share option scheme which was adopted on 22 November 2002, whereby the Board of Directors (the 'Board') of the Company are authorised to grant options to selected participants, including directors of any company in the Group, to subscribe for shares of the Company. The exercise price of the options is determined by the Board at the time of grant, and shall be the highest of the nominal value of the shares, the closing price of the shares at the date of grant and the average closing price of the shares for the 5 business days immediately preceding the date of grant. The vesting period, the exercisable period and the number of shares subject to each option are determined by the Board at the time of grant.

The movements of share options during the year are as follows:

	期權數目 Number of share options								
	於二零零五年七月一日尚未被行使 Outstanding on 1 July 2005	年內重新分類* Reclassified during the year*	年內授出 Granted during the year	年內已被行使 Exercised during the year	年內失效 Lapsed during the year	於二零零六年六月三十日尚未被行使 Outstanding on 30 June 2006	授出日期 Date granted	股份期權之行使期 Period during which options are exercisable	行使價 (港元) Exercise price (HK$)
董事 Directors	18,694,000	2,422,000	–	(3,239,000)	–	17,877,000	20/05/2004	20/05/2005–19/05/2014	9.20
	–	–	1,000,000	–	–	1,000,000	01/09/2005	01/09/2005–31/08/2015	12.35
僱員 Employees	10,267,000	(2,422,000)	–	(953,000)	(247,000)	6,645,000	20/05/2004	20/05/2005–19/05/2014	9.20
	400,000	–	–	–	–	400,000	03/05/2005	03/05/2006–02/05/2015	11.85
	–	–	400,000	–	–	400,000	01/09/2005	01/09/2006–31/08/2015	12.35
	–	–	306,000	–	–	306,000	01/11/2005	01/11/2006–31/10/2015	11.40
總計 Total	29,361,000	–	1,706,000	(4,192,000)	(247,000)	26,628,000			

* 此乃年內兩名獲擢升為恒隆地產董事之股份期權

* These represented the options of two directors of HLP promoted during the year

29 僱員福利(續)

29 Employee Benefits (Continued)

b. 股份補償福利(續)

1. 尚未被行使股份期權數目及其有關加權平均行使價之變動如下：

b. Equity compensation benefits (Continued)

1. Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

		2006		2005	
		加權平均行使價 (港元) Weighted average exercise price (HK$)	**股份期權數目 Number of options**	加權平均行使價 (港元) Weighted average exercise price (HK$)	股份期權數目 Number of options
於七月一日尚未被行使	Outstanding at 1 July	**9.24**	**29,361,000**	9.20	29,561,000
已授出	Granted	**12.18**	**1,706,000**	11.85	400,000
已被行使	Exercised	**9.20**	**(4,192,000)**	9.20	(50,000)
已失效	Lapsed	**9.20**	**(247,000)**	9.20	(550,000)
於六月三十日尚未被行使	Outstanding at 30 June	**9.43**	**26,628,000**	9.24	29,361,000
於六月三十日可予行使	Exercisable at 30 June	**9.22**	**12,361,000**	9.20	7,240,250

於年內行使之股份期權行使當日之加權平均股價為十二元二角八仙(二零零五年：十一元一角)。

The weighted average share price at the dates of exercise for shares options during the year was $12.28 (2005: $11.10).

2. 本年終尚未被行使股份期權之剩餘合約年期及行使價如下：

2. Share options outstanding at the end of the year have the following remaining contractual lives and exercise prices:

	2006		2005	
	剩餘合約年期 (年) Remaining contractual life (years)	**股份期權數目 Number of options**	剩餘合約年期 (年) Remaining contractual life (years)	股份期權數目 Number of options
行使價 Exercise price				
$9.20	**7.9**	**24,522,000**	8.9	28,961,000
$11.40	**9.3**	**306,000**	–	–
$11.85	**8.8**	**400,000**	9.8	400,000
$12.35	**9.2**	**1,400,000**	–	–
於六月三十日尚未被行使 Outstanding at 30 June	**8.0**	**26,628,000**	8.9	29,361,000

29 僱員福利(續)

b. 股份補償福利(續)

3. 年內授出之股份期權按於授出日期採用「柏力克一舒爾斯」期權定價模式而估計之每份股份期權之加權平均價值為三元。所採用之加權平均假設如下：

29 Employee Benefits (Continued)

b. Equity compensation benefits (Continued)

3. The weighted average value per share option granted during the year estimated at the date of grant using a Black-Scholes pricing model was $3. The weighted average assumptions used are as follows:

		於以下日期授出之股份期權 Share options granted on	
		二零零五年九月一日 1 September 2005	二零零五年十一月一日 1 November 2005
授出日期之股價	Share price at grant date	$12.35	$11.25
行使價	Exercise price	$12.35	$11.40
無風險利率	Risk-free interest rate	4%	4%
預期使用年期(年)	Expected life (in years)	6	6
波幅	Volatility	0.3	0.3
預期每股股息	Expected dividend per share	$0.40	$0.40

按預期股價回報之標準差衡量之波幅，乃按緊接授出日期前一年內每日股價之統計分析為準。預期每股股息根據過往股息而定。更改輸入項目假設可對公平值估計造成重大影響。

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the one year immediately preceding the grant date. Expected dividend per share is based on historical dividend. Changes in the input assumptions could materially affect the fair value estimate.

30 關連人士交易

本集團之一間同系附屬公司就發展上海之物業計劃一恒隆廣場，向本公司之附屬公司注入資金作為資本投資。於二零零六年六月三十日之款項為二億二千八百六十萬元(二零零五年：二億六千零八十萬元)。

主要管理層酬金已於附註5披露。

30 Related Party Transactions

A fellow subsidiary of the Company contributed funds as capital investment to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at 30 June 2006 was $228.6 million (2005: $260.8 million).

Key management compensation has been disclosed in note 5.

31 財務風險管理目標及政策

利率、流動資金、信貸及貨幣風險來自本集團之正常業務。本集團之財務風險管理政策及慣例如下。

1. 利率風險

本集團之利率風險來自現金、銀行存款及借貸。本集團對於利率風險管理之政策包括監察利率變動，以及於有利定價機會來臨時替換及訂立新銀行融資。

計息財務資產及負債之利率及重新釐定／到期日於附註18、20、22及26(b)予以披露。

2. 流動資金風險

本集團集中管理本公司及其附屬公司在集團層面上之流動資金風險。本集團監察現時及預期流動資金需求，以及定期監察其符合借款契諾規定，確保其維持充裕之現金儲備及自主要銀行取得充足而穩定之資金來源，以滿足其流動資金需求。

3. 信貸風險

本集團之信貸風險主要由於應收賬款所致。本集團推行明確之信貸政策。本集團定期編製應收賬款之賬齡分析，並加以嚴格監察，將任何與該等應收款有關之信貸風險減至最低。

對信貸風險之承擔上限指綜合資產負債表內各財務資產之賬面值。本集團並無重大集中信貸風險。

4. 貨幣風險

倘已確認資產及負債以非本集團功能貨幣之某種貨幣列值，則產生貨幣風險。本集團借入當地貨幣之貸款，使之相等於相應付款貨幣，藉此監察貨幣風險承擔，以便緩和匯兌波動。

5. 公平值

倘非上市投資之公平值未能可靠計量，則按成本值列賬。

應收款、應付款、現金及銀行存款、銀行貸款及浮息票據之公平值被視為與其賬面值相若。

31 Financial Risk Management Objectives and Policies

Exposure to interest rate, liquidity, credit and currency risks arises in the normal course of the Group's business. The Group's financial risk management policies and practices are described below.

1. Interest rate risk

The Group's interest rate risk arises from cash and deposits with banks and borrowings. The Group's policy on interest rate risk management involves monitoring of interest rate movements and replacing and entering into new bank facilities when favourable pricing opportunities arise.

The interest rates of interest-bearing financial assets and liabilities and repricing/maturity dates are disclosed in notes 18, 20, 22 and 26(b).

2. Liquidity risk

The Group manages centrally the liquidity risk of the Company and its subsidiaries at the Group level. The Group monitors the current and expected liquidity requirements and its compliance with lending covenants regularly, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major banks to meet its liquidity requirements.

3. Credit risk

The Group's credit risk is primarily attributable to trade receivables. The Group maintains a defined credit policy. An ageing analysis of trade receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheet. There are no significant concentrations of credit risk within the Group.

4. Currency risk

Currency risk arises when recognised assets and liabilities are denominated in a currency that is not the Group's functional currency. The Group monitors currency exposure by designating the borrowings in local currencies to match the corresponding payment currencies to mitigate exposure on exchange rate fluctuations.

5. Fair value

Unlisted investments for which their fair values cannot be reliably measured are stated at cost.

The fair values of receivables, payables, cash and deposits with banks, bank loans and floating rate notes are considered to approximate their carrying amounts.

32 重要會計估計及判斷

估計不確定性之主要原因

附註29載有與已授出股份期權公平值有關之假設及風險之資料。估計不確定性之其他主要原因如下：

1. 投資物業之估值

於結算日，獨立合資格估值師按公開市值，參考租金總值，並計入租約屆滿續租時租值升幅後之可能收益而進行之估值釐定。

於物業估值時採用之假設乃根據結算日之當時市況，參考目前市場售價及適當之資本化率而定。

2. 待售物業及發展中投資物業

管理層以最近銷售交易及獨立物業估值師提供之市場調查報告等當時之市場數據釐定持作銷售物業可變現淨值。

管理層對發展中投資物業之可收回金額作出之評估，須採用已調整風險貼現率，估計未來現金流量之現值，而有關現金流量將衍生自發展中投資物業。該等估計須涉及參照附近地點之最近租賃交易、市場推廣成本及落成物業之預期成本、法律與規管架構及一般市況，對預期租金作出判斷。

33 最終控股公司

最終控股公司為在香港註冊成立之恒隆集團有限公司。

34 比較數字

由於會計政策出現變動，若干比較數字已作出調整，詳情載於附註2。

35 核准財務報表

董事局於二零零六年八月二十一日核准並許可刊發財務報表。

32 Significant Accounting Estimates and Judgments

Key sources of estimation uncertainty

Note 29 contains information about the assumptions and their risk relating to fair value of share options granted. Other key sources of estimation uncertainty are as follows:

1. Valuation of investment properties

Investment properties of the Group are revalued as at the balance sheet date by independent qualified valuers, on an open market value basis with reference to the total rental income after taking into account reversionary income potential.

The assumptions adopted in the property valuations are based on the market conditions existing at the balance sheet date, with reference to current market sales prices and the appropriate capitalisation rate.

2. Properties for sale and investment properties under development

Management determines the net realisable value of properties held for sale by using the prevailing market data such as most recent sale transactions and market survey reports available from independent property valuers.

Management's assessments of the recoverable amount of investment properties under development requires the application of a risk-adjusted discount rate to estimate the present value of future cash flows to be derived from the investment properties under development. These estimates require judgment as to the anticipated rents by reference to recent leasing transactions in nearby locations, marketing costs and the expected costs to completion of the properties, the legal and regulatory framework and general market conditions.

33 Ultimate Holding Company

The ultimate holding company is Hang Lung Group Limited, a company incorporated in Hong Kong.

34 Comparative Figures

Certain comparative figures have been re-classified due to the changes in accounting policies, details of which are set out in note 2.

35 Approval of Financial Statements

The financial statements were approved and authorised for issue by the Board of Directors on 21 August 2006.

36 主要附屬公司
於二零零六年六月三十日

36 Principal Subsidiaries
At 30 June 2006

公司 Company	已發行股本 (港元) Issued Share Capital (HK$)	集團所佔權益百分率 Held by The Group %	公司所佔權益百分率 Held by The Company %	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Antonis Limited*	10,000	100	100	物業租賃 Property leasing	香港 Hong Kong
AP City Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
AP Joy Limited	2	100	-	物業發展 Property development	香港 Hong Kong
AP Properties Limited				物業發展 Property development	香港 Hong Kong
「A」股 'A' shares	34	100	-		
「B」股 'B' shares	6	-	-		
AP Star Limited*	2	100	-	控股投資 Investment holding	香港 Hong Kong
AP Success Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
AP Universal Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
AP Win Limited*	1,000,000	100	-	物業租賃 Property leasing	香港 Hong Kong
AP World Limited	2	100	100	物業發展 Property development	香港 Hong Kong
Bonna Estates Company Limited	1,000,000	100	100	物業租賃 Property leasing	香港 Hong Kong
基道企業有限公司* Caddo Enterprises, Limited*	4,000,000	100	-	物業租賃 Property leasing	香港 Hong Kong
嘉萬拿有限公司* Carmana Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Cititop Limited	2	100	-	物業發展 Property development	香港 Hong Kong
港邦發展有限公司 Country Bond Development Limited				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	990	79.8	-		
「B」股 'B' share	1	100	-		
Dokay Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
怡冠企業有限公司 Easegood Enterprises Limited	2	100	-	控股投資 Investment holding	香港 Hong Kong

公司 Company	已發行股本(港元) Issued Share Capital (HK$)	集團所佔權益百分率 Held by The Group %	公司所佔權益百分率 Held by The Company %	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Fu Yik Company Limited*	3	100	-	物業租賃 Property leasing	香港 Hong Kong
璧玉有限公司* Gala Ruby Limited*	2	100	100	控股投資 Investment holding	香港 Hong Kong
Gowily Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Grand Centre Limited	4	100	-	物業租賃 Property leasing	香港 Hong Kong
Grand Hotel Group Limited	10,200	100	-	服務式住宅經營及管理 Apartment operating & management	香港 Hong Kong
格蘭酒店集團有限公司 Grand Hotel Holdings Limited				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	62,163,123	100	-		
「B」股 'B' shares	6,000,000	100	-		
Hang Chui Company Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Hang Far Company Limited*	2	100	-	控股投資 Investment holding	香港 Hong Kong
恒快有限公司 Hang Fine Company Limited	200	100	-	物業租賃 Property leasing	香港 Hong Kong
Hang Kwok Company Limited*	10,000	100	-	物業租賃 Property leasing	香港 Hong Kong
Hang Lick Company Limited*	10,000	100	-	物業租賃 Property leasing	香港 Hong Kong
恒隆(行政)有限公司 Hang Lung (Administration) Limited	10,000	100	100	管理服務 Management services	香港 Hong Kong
恒隆(濟南)有限公司 Hang Lung (Jinan) Limited	1	100	-	控股投資 Investment holding	香港 Hong Kong
Hang Lung Park-In Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
恒隆工程策劃有限公司* Hang Lung Project Management Limited*	10,000	100	100	物業發展策劃及管理 Project management	香港 Hong Kong
恒隆物業管理有限公司* Hang Lung Property Management Limited*	100,000	100	-	物業管理 Property management	香港 Hong Kong
恒隆地產代理有限公司* Hang Lung Real Estate Agency Limited*	2	100	100	物業代理 Property agencies	香港 Hong Kong

公司 Company	已發行股本 (港元) Issued Share Capital (HK$)	集團所佔權益百分率 Held by The Group %	公司所佔權益百分率 Held by The Company %	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
恒隆(瀋陽)有限公司 Hang Lung (Shenyang) Limited	2	100	-	控股投資 Investment holding	香港 Hong Kong
恒隆(天津)有限公司 Hang Lung (Tianjin) Limited	2	100	-	控股投資 Investment holding	香港 Hong Kong
恒隆地產(中國)有限公司 HLP (China) Limited	2	100	100	控股投資 Investment holding	香港 Hong Kong
恒隆地產融資有限公司 HLP Treasury Limited	2	100	100	財務 Financial services	香港 Hong Kong
HLP Treasury Services Limited*	2	100	-	控股投資 Investment holding	香港 Hong Kong
Hoi Sang Limited*	2	100	-	控股投資 Investment holding	香港 Hong Kong
Levington Limited*	8	100	100	財務 Financial services	英屬維爾京群島 British Virgin Islands
樂古有限公司* Lockoo Limited*	1,000,002	100	-	物業發展 Property development	香港 Hong Kong
Magic Modern International Limited*	1	100	100	廣告 Advertising	香港 Hong Kong
Mansita Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Modalton Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Monafat Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Ottringham Limited*	20	100	-	物業租賃 Property leasing	香港 Hong Kong
Palex Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Pocaliton Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Rago Star Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Rioloy Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Ronhero Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
山東恒隆地產有限公司* Shandong Hang Lung Properties Ltd*	295,026,798 ^	100	-	物業發展 Property development	中華人民共和國 The People's Republic of China

36 主要附屬公司(續)

36 Principal Subsidiaries (Continued)

公司 Company	已發行股本 *(港元)* Issued Share Capital *(HK$)*	集團所佔權益百分率 Held by The Group %	公司所佔權益百分率 Held by The Company %	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
瀋陽恒隆地產有限公司* Shenyang Hang Lung Properties Ltd*	751,822,110†	100	-	物業發展 Property development	中華人民共和國 The People's Republic of China
Stooket Limited	2	100	100	物業租賃 Property leasing	香港 Hong Kong
Tegraton Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
偉聯置業有限公司* Wai Luen Investment Company, Limited*	100,000	100	-	物業租賃 Property leasing	香港 Hong Kong
Wililoy Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Yangli Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Zarat Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong

中華人民共和國中外合資企業 Equity Joint Venture in The People's Republic of China	註冊資本 *(美元)* Registered Capital *(US$)*	集團所佔權益百分率 Held by The Group %	公司所佔權益百分率 Held by The Company %	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
上海恒邦房地產開發有限公司 Shanghai Hang Bond Property Development Co., Ltd.	167,004,736	82	-	物業發展及租賃 Property development & leasing	中華人民共和國 The People's Republic of China
上海港匯房地產開發有限公司 Shanghai Kong Hui Property Development Co., Ltd.	165,000,000	66.3‡	-	物業發展及租賃 Property development & leasing	中華人民共和國 The People's Republic of China

* 非經畢馬威會計師事務所審核

† 註冊資本

‡ 指本集團應佔附屬公司直接或間接持有物業之商場部份之權益

上表列出董事局認為對本集團之溢利及資產有重大影響之主要附屬公司。

* Not audited by KPMG

† Registered Capital

‡ Represents the Group's attributable interest in the commercial portion of the properties held either directly or indirectly by the subsidiary

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

37 合營公司
於二零零六年六月三十日

37 Jointly Controlled Entities
At 30 June 2006

公司 Company	已發行股本 (港元) Issued Share Capital (HK$)	集團所佔權益百分率 Held by The Group %	公司所佔權益百分率 Held by The Company %	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
港興企業有限公司 Country Link Enterprises Limited	5,000,000	36.8	–	控股投資 Investment holding	香港 Hong Kong
怡傑發展有限公司 Ease Smart Development Limited				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' share	1	–	–		
「B」股 'B' share	1	100	–		
星際發展有限公司* Star Play Development Limited*	3	33.3	–	物業租賃 Property leasing	香港 Hong Kong

* 非經畢馬威會計師事務所審核

* Not audited by KPMG

十年財務概覽

Ten-year Financial Summary

以港幣百萬元計算	in HK$ million	**2006**	(重列) (restated) 2005	2004	2003	2002	2001	2000	1999	1998	1997
總資產(附註1)	Total assets (Note 1)	**60,366**	53,096	47,226	40,800	39,458	40,546	37,912	35,414	35,501	42,400
投資物業	Investment properties	**39,590**	36,032	30,562	27,172	24,986	25,024	23,048	21,750	25,714	35,410
出售物業	Properties for sale										
－已建成	– Completed	**10,159**	10,693	7,005	–	–	–	–	–	–	–
－發展中	– Under development	**–**	–	5,018	10,775	8,490	7,290	3,787	2,541	–	–
現金及銀行存款	Cash and deposits with banks	**5,984**	3,206	1,063	1,104	3,146	3,725	4,854	5,461	4,712	2,577
總負債(附註1)	Total liabilities (Note 1)	**16,077**	11,841	15,273	14,889	12,884	12,302	9,365	8,274	4,909	3,026
銀行貸款	Bank loans	**8,454**	4,113	9,593	7,874	6,372	8,952	5,027	5,010	2,211	680
可換股債券	Convertible bonds	**–**	–	–	3,414	3,390	–	–	–	–	–
股東權益(附註1)	Shareholders' equity (Note 1)	**43,246**	40,288	31,019	24,633	26,112	27,857	28,229	26,872	30,352	39,155
資產淨值(包括少數股東權益)(附註1)	Net assets (including minority interests) (Note 1)	**44,289**	41,255	31,954	25,911	26,574	28,244	28,547	27,141	30,592	39,374
營業額	Turnover	**3,741**	6,955	4,533	2,143	2,383	2,523	1,846	2,245	3,587	3,686
股東應佔純利(附註1)	Net profit attributable to shareholders (Note 1)	**4,403**	6,813	4,616	875	1,207	1,384	1,218	1,896	2,653	2,490
基本純利(附註1及2)	Underlying net profit (Notes 1 & 2)	**1,627**	**2,516**	**2,065**	**875**	**1,207**	**1,384**	**1,218**	**1,896**	**2,653**	**2,490**
股息	Dividends	**1,900**	1,843	1,439	1,156	1,156	1,156	1,041	985	1,366	1,358
每股資料	Per share data										
盈利(附註1)	Earnings (Note 1)										
－基本	– Basic	**119.2¢**	193.9¢	153.2¢	30.3¢	41.8¢	47.9¢	42.1¢	66.2¢	92.5¢	91.7¢
－攤薄	– Diluted	**118.2¢**	191.9¢	151.5¢	30.3¢	41.5¢	–	–	65.4¢	91.0¢	90.1¢
基本盈利(附註1及2)	Underlying earnings (Notes 1 & 2)										
－基本	– Basic	**44.1¢**	71.6¢	68.5¢	30.3¢	41.8¢	47.9¢	42.1¢	66.2¢	92.5¢	91.7¢
－攤薄	– Diluted	**44.0¢**	71.4¢	68.4¢	30.3¢	41.5¢	–	–	65.4¢	91.0¢	90.1¢
股息	Dividends										
－中期	– Interim	**13¢**	13¢	11¢	11¢	11¢	11¢	10¢	14¢	17¢	16¢
－末期	– Final	**38¢**	37¢	33¢	29¢	29¢	29¢	26¢	20¢	31¢	31¢
－全年	– Total for the year	**51¢**	50¢	44¢	40¢	40¢	40¢	36¢	34¢	48¢	47¢
股東權益(附註1及4)	Shareholders' equity (Notes 1 & 4)	**$11.6**	$10.9	$9.4	$8.5	$9.0	$9.6	$9.8	$9.3	$10.6	$13.6
資產淨值(包括少數股東權益)(附註1及4)	Net assets (including minority interests) (Notes 1 & 4)	**$11.9**	$11.2	$9.7	$9.0	$9.2	$9.8	$9.9	$9.4	$10.7	$13.6
負債率(附註3)	Gearing ratio (Note 3)	**9%**	7%	24%	31%	23%	19%	5%	2%	N/A	N/A
派息比率	Pay-out ratio	**43%**	26%	29%	132%	96%	84%	86%	51%	52%	51%
基本派息比率(附註1及2)	Underlying pay-out ratio (Notes 1 & 2)	**116%**	70%	64%	132%	96%	84%	86%	51%	52%	51%
已發行股數(百萬)	Number of shares issued (in million)	**3,732**	3,683	3,300	2,889	2,889	2,891	2,891	2,894	2,853	2,888

附註：

1. 二零零五年之有關數字已經依據所有適用之HKFRSs作出調整，詳情載於二零零六年財務報表附註二。二零零四年及以前之年度並未重列。

2. 為加強對本集團營運業績的理解，上述之基本純利、每股盈利及派息比率均已撇除投資物業之公平值變動及其有關遞延税項的影響。

3. 負債率為淨債項與股權加淨債項之比較。淨債項指銀行貸款、可換股債券、浮息票據及融資租約承擔，減現金及銀行存款。股權則包括股東權益及少數股東權益。

4. 根據於結算日之股東權益／資產淨值除已發行股數。

Notes:

1. Figures for 2005 have been restated due to the adoption of all applicable HKFRSs as explained in Note 2 to the financial statements of 2006. For year 2004 and before, no restatements are made.

2. To facilitate better understanding of the Group's operational results, the underlying net profit, earnings per share and pay-out ratio are presented by excluding the effect of changes in fair value of investment properties and their related deferred tax.

3. Gearing ratio represents net debt over equity plus net debt. Net debt represents bank loans, convertible bonds, floating rate notes and finance lease obligations, less cash and deposits with banks. Equity comprises shareholders' equity and minority interests.

4. Based on shareholders' equity/net assets divided by number of shares issued on the balance sheet date.

上市資料
Listing Information

於二零零六年六月三十日 At 30 June 2006

3,731,707,670股每股面值港幣1.00元之股份在香港聯合交易所有限公司上市

3,731,707,670 shares of HK$1.00 each listed on The Stock Exchange of Hong Kong Limited

股份代號	**Stock Code for Share**	
香港聯合交易所	Hong Kong Stock Exchange	00101
路透社	Reuters	0101.HK
彭博	Bloomberg	101HK
每手買賣單位(股份)	**Board Lot Size (Share)**	**1,000**
美國預託證券	**American Depositary Receipt**	
第一級保薦(場外交易)	Sponsored Level-1 (Over the Counter)	
證券識別統一號碼/票據代號	CUSIP Number/Ticker Symbol	41043M104/HLPPY
預託證券對股份之比率	ADR: Underlying Share Ratio	1:5
存託銀行:紐約銀行	Depositary Bank: The Bank of New York	
網址:http://www.adrbny.com	Website: http://www.adrbny.com	
股票過戶及登記處	**Share Registrars**	
香港中央證券登記有限公司	Computershare Hong Kong Investor Services Limited	
香港皇后大道東一百八十三號	17th Floor, Hopewell Centre	
合和中心十七樓	183 Queen's Road East, Hong Kong	
電話:2862 8628	Telephone: 2862 8628	
傳真:2529 6087	Fax: 2529 6087	
投資者關係聯絡	**Investor Relations Contact**	
吳士元 *執行董事*	Terry S. Ng, *Executive Director*	
李慧蘭 *助理董事—集團財務*	Velencia Lee, *Assistant Director – Corporate Finance*	
電郵地址:ir@hanglung.com	Email address: ir@hanglung.com	

股份資料
Share Information

		股價 Price 最高 High 港元 HK$	股價 Price 最低 Low 港元 HK$	總成交額 Total Trading Volume 股份數目 No. of Shares
2005				
第三季	Third quarter	12.80	11.25	368,153,260
第四季	Fourth quarter	12.50	10.80	416,227,429
2006				
第一季	First quarter	15.40	11.90	428,445,711
第二季	Second quarter	16.65	12.85	419,138,590

		股價 Price 最高 High 港元 HK$	股價 Price 最低 Low 港元 HK$	總成交額 Total Trading Volume 股份數目 No. of Shares
2004				
第三季	Third quarter	12.15	9.85	509,956,000
第四季	Fourth quarter	12.95	11.25	1,021,388,000
2005				
第一季	First quarter	12.10	10.95	550,756,000
第二季	Second quarter	12.00	11.00	354,705,000

於二零零六年六月三十日之股價:港幣13.90元
於二零零六年六月三十日之市值:港幣518.7億元

Share Price as at 30 June 2006: HK$13.90
Market Capitalisation as at 30 June 2006: HK$51.87 billion

於二零零五年六月三十日之股價:港幣11.45元
於二零零五年六月三十日之市值:港幣421.7億元

Share Price as at 30 June 2005: HK$11.45
Market Capitalisation as at 30 June 2005: HK$42.17 billion

公司資料
Corporate Information

董事
陳啟宗 *(主席)*
殷尚賢 *(副主席)**
袁偉良 *(董事總經理)*
夏佳理 *金紫荊星章．太平紳士**
鄭漢鈞 *金紫荊星章．OBE．太平紳士**
陳樂怡*
廖柏偉 *銀紫荊星章．太平紳士**
吳士元
高伯遒
伍綺琴

* *獨立非執行董事*

審核委員會
鄭漢鈞 *金紫荊星章．OBE．太平紳士(主席)*
陳樂怡
廖柏偉 *銀紫荊星章．太平紳士*

提名及薪酬委員會
廖柏偉 *銀紫荊星章．太平紳士(主席)*
夏佳理 *金紫荊星章．太平紳士*
鄭漢鈞 *金紫荊星章．OBE．太平紳士*
陳樂怡

授權代表
吳士元
程式榮

合資格會計師
伍綺琴

公司秘書
程式榮

註冊辦事處
香港中環德輔道中四號
渣打銀行大廈二十八樓
電話：2879 0111
傳真：2868 6086

互聯網網址
網址：http://www.hanglung.com

核數師
畢馬威會計師事務所
執業會計師

Directors
Ronnie C. Chan *(Chairman)*
S.S. Yin *(Vice Chairman)**
Nelson W.L. Yuen *(Managing Director)*
Ronald J. Arculli, *GBS, JP**
H.K. Cheng, *GBS, OBE, JP**
Laura L.Y. Chen*
P.W. Liu, *SBS, JP**
Terry S. Ng
William P.Y. Ko
Estella Y.K. Ng

* *Independent Non-Executive Director*

Audit Committee
H.K. Cheng, *GBS, OBE, JP (Chairman)*
Laura L.Y. Chen
P.W. Liu, *SBS, JP*

Nomination and Remuneration Committee
P.W. Liu, *SBS, JP (Chairman)*
Ronald J. Arculli, *GBS, JP*
H.K. Cheng, *GBS, OBE, JP*
Laura L.Y. Chen

Authorised Representatives
Terry S. Ng
Robin S.W. Ching

Qualified Accountant
Estella Y.K. Ng

Company Secretary
Robin S.W. Ching

Registered Office
28th Floor, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel: 2879 0111
Fax: 2868 6086

Internet Address
Website: http://www.hanglung.com

Auditors
KPMG
Certified Public Accountants




a new stage

集團之業務已進入新紀元。我們以香港為基地，積極進軍中國內地；並以集團在上海的成功為契機，在神州大地之黃金地點發展多項優質物業。

Our business has entered a new stage. From our base in Hong Kong, we are expanding aggressively into mainland China, building on our success in Shanghai to develop a portfolio of properties in prime locations across the country.

股份代號 Stock Code 101